     As filed with the Securities and Exchange Commission on July 21, 1999


                                                      Registration No. 333-79483
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                             THE COBALT GROUP, INC.
             (Exact name of registrant as specified in its charter)

               Washington                                   7375                                   91-1674947
    (State or other jurisdiction of             (Primary Standard Industrial            (I.R.S. Employer Identification
     incorporation or organization)             Classification Code Number)                         Number)

                            ------------------------

                          2030 First Avenue, Suite 300
                               Seattle, WA 98121
                                 (206) 269-6363
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               Geoffrey T. Barker
                           Co-Chief Executive Officer
                             The Cobalt Group, Inc.
                          2030 First Avenue, Suite 300
                               Seattle, WA 98121
                           Telephone: (206) 269-6363
                              Fax: (206) 269-6350
    (Name, address, including zip code, and telephone and facsimile numbers, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:


              Ronald J. Lone                              Alan K. Austin
           Christopher J. Voss                           Mark L. Reinstra
             Marc S. Marchiel                            John L. Whittle
             Stoel Rives LLP                              Daniel K. Yuen
          3600 One Union Square                  Wilson Sonsini Goodrich & Rosati
          600 University Street                      Professional Corporation
            Seattle, WA 98101                           650 Page Mill Road
           Tel: (206) 624-0900                       Palo Alto, CA 94304-1050
           Fax: (206) 386-7500                         Tel: (650) 493-9300
                                                       Fax: (650) 493-6811


                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         Proposed Maximum    Proposed Maximum       Amount of
              Title of Each Class of                    Amount to         Offering Price    Aggregate Offering     Registration
              Securities Registered                  be Registered(1)      Per Share(2)          Price(2)             Fee(3)
Common stock, $0.01 par value.....................      5,559,615             $15.00           $82,625,000           $22,970

(1) Includes 675,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

(3) Previously paid.
                         ------------------------------

    THE REGISTRANT AGREES THAT THE SECURITIES AND EXCHANGE COMMISSION MAY CONSIDER IT TO HAVE FILED AN AMENDMENT TO THIS REGISTRATION STATEMENT ON THE DATE NECESSARY TO DELAY THIS REGISTRATION STATEMENT'S EFFECTIVE DATE UNTIL EITHER (1) THE REGISTRANT FILES AN AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UNDER SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED; OR (2) UNTIL THE DATE THAT THE SECURITIES AND EXCHANGE COMMISSION DECLARES THIS REGISTRATION STATEMENT TO BE EFFECTIVE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 21, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND
WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                                4,500,000 SHARES

                                  COMMON STOCK

    The Cobalt Group, Inc. is offering 4,500,000 shares of its common stock. This is Cobalt's initial public offering. We have applied for the common stock to be quoted on the Nasdaq National Market under the symbol "CBLT." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.
                            ------------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                             ---------------------

                                                                                          Per Share       Total
                                                                                         -----------  -------------
Public Offering Price..................................................................   $           $
Underwriting Discounts.................................................................   $           $
Proceeds to Cobalt.....................................................................   $           $

    Concurrently with the sale of the shares of common stock in this offering, GE Financial Assurance Holdings, Inc. has agreed to purchase directly from Cobalt $5.0 million in aggregate purchase price of shares of common stock at the public offering price. The commitment of GE Financial Assurance Holdings, Inc. to make this purchase is not binding at a per share price above $16.00.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters the right to purchase up to an additional 675,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens expects to deliver the shares of common stock to purchasers on
            , 1999.
                            ------------------------

BANCBOSTON ROBERTSON STEPHENS
            BEAR, STEARNS & CO. INC.
                        SG COWEN
                                    WIT CAPITAL CORPORATION

                  The date of this prospectus is             .

DESCRIPTION OF ARTWORK

Background is a watermark image of an automobile and a keyboard. Foreground contains three images of people and the heading "The Cobalt Group." Under the heading the text reads: "ebusiness solutions for the automotive industry."

The gatefold includes a background watermark image of an automobile and a foreground containing three images of people. In the lower right is the heading "Cobalt." Under the heading the text reads: "integrated internet services for leading automotive manufacturers & retailers." Aligned over the images of people are headings and aligned to the side of each image is text corresponding to the heading. The text associated with each image, from left to right, reads as follows:

Heading: Clients

Text:13 leading auto manufacturers.
    More than 50 of the 100 largest U.S. dealer groups.
    Individual dealers holding more than 12,000 new vehicle franchises.

Heading: Services

Text:Web site design, development and maintenance.
    Data extraction, aggregation and management.
    Internet advertising and promotion.
    Dealer training.

Heading: Benefits

Text:Rapid deployment of comprehensive Internet presence.
    Increased return from traditional advertising investments.
    Improved customer acquisition and retention.
    Enhanced internal efficiencies.

    We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Information contained on the Cobalt Group, DealerNet and YachtWorld Web sites are not part of this prospectus. The information in this document is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Except as the context otherwise requires, the terms "Cobalt," "we," "us," and "our" as used in this prospectus refer to The Cobalt Group, Inc. and its subsidiary PartsVoice, LLC.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                 Page
                                                                                                                  ---
Prospectus Summary..........................................................................................           1
Risk Factors................................................................................................           4
Use of Proceeds.............................................................................................          14
Dividend Policy.............................................................................................          14
Capitalization..............................................................................................          15
Dilution....................................................................................................          16
Selected Financial Data.....................................................................................          17
Unaudited Pro Forma Combined Financial Information..........................................................          18
Management's Discussion and Analysis of Financial Condition and Results of Operations.......................          23
Business....................................................................................................          33
Management..................................................................................................          46
Recent Acquisition..........................................................................................          54
Certain Transactions........................................................................................          54
Principal Shareholders......................................................................................          55
Description of Capital Stock................................................................................          57
Shares Eligible for Future Sale.............................................................................          59
Underwriting................................................................................................          61
Direct Sale to GE Financial Assurance Holdings, Inc.........................................................          63
Legal Matters...............................................................................................          64
Experts.....................................................................................................          64
Additional Information......................................................................................          64
Index to Financial Statements...............................................................................         F-1

                            ------------------------

    DEALERNET-REGISTERED TRADEMARK-, PARTSVOICE-Registered Trademark- and YACHTWORLD-Registered Trademark- are our registered trademarks. Additionally, COBALT-TM-, COBALT GROUP-TM-, WEBEDGE-TM-, ADWIZARD-TM-, DEALER'S CHOICE-TM- and INSTANT INCENTIVES-TM- are our trademarks. This prospectus contains other product names and trade names and trademarks of Cobalt and of other organizations.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                  Our Company

    We are a leading provider of Internet marketing and data aggregation services to individual franchised automobile dealerships, multi-franchise dealer groups and automobile manufacturers in the United States. We enable our clients to develop and implement effective e-business strategies and to position them to capitalize on the increasing use of the Internet by consumers to research, evaluate and initiate purchases of new and pre-owned vehicles, parts and accessories, and automotive-related services such as financing and insurance. We currently offer our clients:

    - comprehensive Web site design, development and maintenance services;

    - data services such as extracting parts and vehicle inventory data from independent management systems and aggregating the information in centralized databases;

    - Internet advertising and promotional services; and

    - training and support services to help them use the Internet effectively in their businesses.

    We currently manage and maintain approximately 3,500 Web sites for clients holding more than 4,300 new vehicle franchises. Our clients include over 50 of the 100 largest dealer groups in the United States, as ranked by AUTOMOTIVE NEWS, and we are the manufacturer-endorsed provider of Web site solutions for the U.S. dealership networks of Acura, Hyundai, Infiniti, Jaguar, Lexus, Mercedes-Benz, Mitsubishi, Nissan, Saab, Subaru and Toyota. Our vehicle parts data services are used by clients holding more than 9,000 new vehicle franchises. We also provide vehicle parts data services to DaimlerChrysler, Hyundai, Mazda, Mitsubishi, Subaru and Toyota. In total, we provide our services to clients holding approximately 12,000 new vehicle franchises.

    Manufacturers and dealerships spend heavily on traditional marketing and advertising. According to the National Automobile Dealers Association, dealerships spent in excess of $5.0 billion on advertising in 1998. The emergence of the Internet as a commercial medium has created an opportunity for automobile manufacturers and dealerships to market cost-effectively to and communicate with a large and growing pool of online consumers. Forrester Research projects that automobile dealerships alone will increase their annual spending on Internet marketing to more than $600 million by 2002.

    We believe our suite of services enables our clients to capitalize on the multiple marketing opportunities that the Internet creates by allowing them to:

    - rapidly deploy a comprehensive Internet presence;

    - create an online identity and leverage existing brand assets;

    - increase the return on investment in traditional advertising media;

    - improve customer acquisition and retention; and

    - enhance internal efficiencies.

    In April 1999 we acquired PartsVoice, LLC. The primary business of PartsVoice consists of collecting automobile parts inventory data from thousands of automobile dealers and aggregating that data in a centralized database. Automobile dealers are able, using PartsVoice's services, to locate and purchase parts held by other dealers. The addition of PartsVoice expands our service offerings and substantially increases our client base of automobile manufacturers and dealerships. We believe Cobalt's acquisition of PartsVoice provides us with significant opportunities to cross-sell within our existing client base, increases the attractiveness of our services to potential clients and enhances our ability to develop additional value-added services.

                                  The Offering

Common stock offered............................  4,500,000 shares

Common stock to be outstanding after this
  offering......................................  16,676,188 shares

Use of proceeds.................................  For repayment of indebtedness, payment of accrued dividends on preferred stock and
                                                  for working capital and other general
                                                  corporate purposes.

Proposed Nasdaq National Market symbol..........  CBLT

    Common stock to be outstanding after this offering is based on shares outstanding as of June 30, 1999 and the shares of common stock to be sold in the direct sale to GE Financial Assurance Holdings, Inc. at an assumed price of $14.00 per share. This number does not include:

    - 2,225,281 shares issuable upon exercise of stock options outstanding under our stock option plan as of June 30, 1999, at a weighted average exercise price per share of $1.73;

    - 221,500 shares issuable upon exercise of warrants outstanding as of June 30, 1999, at a weighted average exercise price per share of $4.46;

    - 616,141 shares available for future grant or issuance under our stock option plan as of June 30, 1999; and

    - 300,000 shares expected to be authorized for issuance under our stock purchase plan.

See "Management--Employee Benefit Plans," "Description of Capital Stock" and
Note 10 of Notes to The Cobalt Group, Inc. Financial Statements, or Cobalt Financial Statements, beginning on page F-2.

                            ------------------------

    Our headquarters are located at 2030 First Avenue, Suite 300, Seattle, Washington, 98121 and our telephone number is (206) 269-6363. Our Web site address is www.cobaltgroup.com.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND REFLECTS THE CONVERSION OF ALL OUTSTANDING PREFERRED STOCK INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING.

                             Summary Financial Data
                     (in thousands, except per share data)


                                                                   Actual
                                          ---------------------------------------------------------
                                              Since
                                            Inception                                Three Months              Pro Forma
                                           (March 17,            Year Ended              Ended       ------------------------------
                                            1995) to            December 31,           March 31,      Year Ended     Three Months
                                          December 31,    ------------------------  ---------------  December 31,   Ended March 31,
                                              1995         1996    1997     1998     1998    1999        1998            1999
                                          -------------   ------  -------  -------  ------  -------  ------------   ---------------
                                           (unaudited)                                (unaudited)             (unaudited)
Statement of Operations Data:
Net revenues............................     $   70       $  312  $ 1,711  $ 6,245  $1,079  $ 2,453    $ 15,773         $ 5,009
Gross profit............................         54          261    1,426    5,046     928    1,913      12,430           3,886
Loss from operations....................       (415)        (826)  (2,695)  (5,396)   (463)  (2,343)     (5,935)         (2,456)
Net (loss) income.......................     $ (415)      $ (828) $(2,665) $(5,105) $1,162  $(2,335)   $ (7,592)        $(2,947)
Basic net (loss) income per share.......     $(0.24)      $(0.24) $ (0.77) $ (4.74) $ 0.34  $ (1.97)   $  (5.67)        $ (2.42)
Diluted net (loss) income per share.....     $(0.24)      $(0.24) $ (0.77) $ (4.74) $ 0.13  $ (1.97)   $  (5.67)        $ (2.42)



                                                                                            March 31, 1999
                                                                                 -------------------------------------
                                                                                                           Pro Forma
                                                                                  Actual     Pro Forma    As Adjusted
                                                                                 ---------  -----------  -------------
                                                                                              (unaudited)
Balance Sheet Data:
Cash and cash equivalents......................................................  $   3,876   $     876     $  39,583
Working capital................................................................      3,129     (23,088)       38,619
Total assets...................................................................     10,665      38,141        76,848
Long-term obligations, net of current portion..................................      1,376       1,376         1,376
Mandatorily redeemable convertible preferred stock.............................     31,753          --            --
Total shareholders' (deficit) equity...........................................    (26,767)      9,367        71,074


    The pro forma columns in the Statement of Operations Data present information as if Cobalt's acquisition of PartsVoice had occurred on January 1, 1998. The pro forma column in the Balance Sheet Data presents information as if Cobalt's acquisition of PartsVoice had occurred on March 31, 1999 and also gives effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column in the Balance Sheet Data gives effect to the receipt and application of the estimated net proceeds from (a) the sale by us of the 4,500,000 shares of common stock that we are offering at an assumed initial offering price of $14.00 per share and after deducting underwriting discounts and estimated offering expenses and (b) the direct sale. See "Use of Proceeds," and "Capitalization," and "Unaudited Pro Forma Combined Financial Information."

See Note 1 of Notes to Cobalt Financial Statements for an explanation of the methods used to compute basic and diluted net (loss) income per share data.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

As an early stage company in a new and rapidly changing market, our business strategy is unproven. Accordingly, it is difficult to predict our future growth or operating results.

    We began operations in March 1995. Accordingly, we have only a limited operating history and our business is in an early stage of development. Before investing, you should evaluate the risks and challenges that an early stage company like ours will face in the rapidly changing and competitive environment of the Internet. We may not successfully meet the challenges of growing our company.

Our limited operating history and unproven, evolving business model make it difficult to evaluate our prospects.

    We began offering our services to automobile dealers in November 1995. We must achieve broad market acceptance of our services and continue to expand our service offerings for our business to succeed. Our client base represents only a small percentage of the total franchised automobile dealer community in the United States, and many of our dealer clients have been clients for only a short time. We cannot assure you that our new and planned future offerings will be successful or that our broader business model, as it evolves, will succeed.

We have a history of losses and may never achieve or maintain profitability. If we continue to lose money, our operations may not be financially viable.

    We have incurred net losses each year since we began operations and we expect that we will not be profitable at least through 2000. We cannot guarantee that our business strategy will be successful or that we will ever achieve or maintain significant revenues or profitability. After giving pro forma effect to Cobalt's acquisition of PartsVoice, we had a net loss of $7.6 million for the year ended December 31, 1998. As of March 31, 1999, on a pro forma basis we had an accumulated deficit of $27.2 million. We have not had operating profits on a quarterly or annual basis. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant quarterly revenue increases to achieve and maintain profitability.

We have relied on issuances of equity securities and borrowings to finance our operations and may need to raise additional capital to fund our future operations. Any failure to obtain additional capital when needed or on satisfactory terms could damage our business and prospects.

    We do not generate sufficient cash to fully fund operations. To date we have financed our operations principally through the issuance of equity securities and through borrowings, and expect that we will need to raise additional capital in the future to fund our ongoing operations. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity offerings, may result in dilution to our shareholders. Any difficulty in obtaining additional financial resources could force us to curtail our operations or prevent us from pursuing our growth strategy.

Any failure to integrate PartsVoice with Cobalt could compromise our growth strategy and adversely affect our business.

    To execute our business plan, we must integrate PartsVoice and Cobalt operations and services into a cohesive, combined entity. Cobalt's acquisition of PartsVoice has significantly increased the size and the geographic dispersion of our workforce and operations and has expanded our physical facilities. This dispersion increases the risk that we will fail to effectively gather, store, and communicate information and ideas, including technical knowledge and expertise, throughout our organization, which in turn would negatively impact our business. In addition, if we fail to effectively integrate PartsVoice, we will not achieve the increases in sales to our existing client base that are a key element of our future growth. Finally, we may fail to realize operating efficiencies from combining operations such as extracting parts inventory and other data from automobile dealerships and consequently our results of operations may suffer.

If we are unsuccessful in quickly and effectively integrating future acquisitions, our business and results of operations could suffer.

    A key element of our growth strategy is to pursue strategic acquisitions. Integrating newly-acquired businesses or technologies may be expensive and time-consuming. We may fail to manage these integration efforts successfully. The negotiation of potential acquisitions or strategic relationships as well as the integration of future acquired businesses, products or technologies could divert our management's time and resources. We may not be able to operate any acquired businesses profitably or otherwise implement our growth strategy successfully. If we are unable to integrate any newly-acquired entities or technologies effectively, our business and results of operations could suffer. Acquisitions may cause us to incur contingent liabilities and to amortize expenses related to goodwill and other intangible assets, which could adversely affect our results of operations.

Any failure to build strong relationships with current and prospective franchised dealership, multi-franchise dealer group and automobile manufacturer clients could limit our growth prospects and adversely affect our business.

    For our business to succeed, we must continue to develop relationships with franchised dealerships and multi-franchise dealer groups. We derive a substantial portion of our revenues from fees paid by our automobile dealership clients and our future growth depends in part on expanding our base of dealership clients. We also must maintain close working relationships with manufacturers. While we have established relationships with a number of manufacturers, these relationships are relatively new and we have little experience in maintaining them. In addition, manufacturers may elect to implement their own Internet strategies, which could reduce our potential client base.

Excessive turnover of our dealership clients could increase our costs, damage our reputation and slow our growth.

    Our service agreements with dealerships generally are short-term and cancelable on 30 days' notice. To be successful, we will need to maintain low dealership client turnover. During 1998, 262 Web sites, or approximately 8.0% of our total Web sites as of year end, were terminated. A material decrease in the number of dealerships purchasing our services could have a material adverse effect on our business, results of operations and financial condition.

We expend considerable resources in selling our services to prospective new clients. Sales efforts that take longer than expected to complete or that are unsuccessful could negatively affect our results of operations and financial condition.

    The time, expense and effort of securing dealership engagements may exceed our expectations. The length of the sales cycle varies by dealership and dealer group, but can range from four to eight months. Because the decision to purchase Web site development and Internet marketing services often involves adoption by a dealership of a new way of thinking about the automobile sales process, we often devote significant time and resources to a prospective dealership client, including costs associated with multiple site visits and demonstrations, without any assurance that the prospective client will decide to purchase our services. Larger engagements and efforts to secure manufacturer endorsements have a longer sales cycle.

We will face intense competition and, if we are unable to compete successfully, our business will be seriously harmed.

    The market for Internet marketing and data aggregation services is very competitive. We face competition from Internet development firms, automobile sales lead generation services and data aggregation businesses. Our parts inventory data services, for example, face competition from data aggregation service providers such as The Reynolds and Reynolds Company and Automatic Data Processing, Inc., or ADP. Similarly, our Web site design, development and maintenance services face competition from local and national Internet development firms. In addition, we compete indirectly with automobile sales lead generation service companies, such as autobytel.com, AutoVantage, AutoConnect, CarPoint and Autoweb.com, and advertising agencies because their service offerings compete with ours for a share of the automobile dealership's Internet marketing budget.

    We anticipate that competition in the market for automotive industry Internet services will increase significantly over time. Barriers to entry on the Internet are relatively low, and we expect to face competitive pressures from numerous companies, particularly those with existing data aggregation capabilities that may be readily integrated with Internet services. Furthermore, our existing and potential competitors may develop offerings that equal or exceed the quality of our offerings or achieve greater market acceptance than ours. Many of our current and future competitors have and will continue to have substantially greater capital, resources and access to additional financing than we do or will. We cannot assure you that we will be able to compete successfully against our current and future competitors or that competition will not have a material adverse effect on our business, results of operations or financial condition.

If automobile manufacturers decide to provide Internet marketing and data aggregation services directly to their dealership networks, our revenues and growth prospects will be severely impaired.

    It is possible that some or all automobile manufacturers may attempt to provide services comparable to those that we provide to our clients. If this occurs, our ability to maintain or expand our client base and revenues will be impaired. In 1997, DaimlerChrysler Corporation announced an internal initiative to bring elements of our parts locator service in-house. This initiative could significantly reduce our contract revenues from parts data services that we currently provide to DaimlerChrysler dealers. In 1998, DaimlerChrysler elected to host the parts locator data internally, although we continue to extract and aggregate parts inventory from its dealers. In 1998, revenues from parts data services provided to the MOPAR division of DaimlerChrysler represented approximately 25% of PartsVoice's total revenues, and 15% of our pro forma combined revenues.

Any failure to manage our growth effectively will adversely affect our business and results of operations.

    We are experiencing rapid growth that, if it continues, will place significant strain upon our management and operational systems and resources. Failure to manage our growth effectively would have a material adverse effect upon our business, results of operations and financial condition. Our ability to compete effectively as a provider of Internet marketing services to the automobile industry and to manage future growth will require us to continue to improve our operational systems, software development organization and our financial and management controls, reporting systems and procedures. We may fail to make these improvements effectively. Additionally, our efforts to make these improvements may divert the focus of our personnel. For example, our conversion to a new database system in late 1998 through early 1999 diverted the focus of our sales personnel from selling our services to maintaining current client relationships. We believe that this diversion contributed to the lower revenue growth rate that we experienced during the first quarter of 1999, as compared to the fourth quarter of 1998.

    We recently have hired a significant number of new employees, including key executives, and we will continue to add personnel to maintain our ability to grow in the future. For example, our Chief Financial

Officer and Vice President of Operations, as well as our Vice Presidents of Development, Business Development, and Field Sales, each have been with us for less than one year. We must integrate our key executives into a cohesive management team and at the same time increase the total number of employees and train and manage our employee work force in a timely and effective manner to expand our business. We cannot guarantee that we will be able to do so successfully.

Our quarterly results likely will fluctuate, which may subject the market price of our common stock to rapid and unpredictable change.

    As our business grows and the market for Internet marketing services matures, we expect that our quarterly operating results will fluctuate. Factors that we expect to lead to such period-to-period changes include:

    - the level of demand in the automotive industry for Internet marketing and data aggregation services;

    - the rate and volume of additions to our client base;

    - the amount and timing of expenditures by clients for our services;

    - the introduction of new products or services by us or our competitors;

    - our ability to attract and retain personnel with the necessary technical, sales, marketing and creative skills required to develop our services and to service our clients effectively;

    - technical difficulties with respect to the Internet or infrastructure; and

    - economic conditions generally and those specific to the automotive industry.

    We expect our business to experience seasonality, reflecting seasonal fluctuations in the automotive industry, Internet and commercial online service usage and advertising expenditures. Our expenses are relatively fixed in the short term and are based in part on our expectations of future revenues, which may vary significantly. If we do not achieve expected revenue targets, we may be unable to adjust our spending quickly enough to offset any revenue shortfall. If this were to occur, our results of operations could be significantly affected.

We may fail to retain our key executives and to attract and retain technical personnel, which would adversely affect our business and prospects.

    The loss of the services of one or more of our executive officers could have a material adverse effect on the development of our business and, accordingly, on our operating results and financial condition. We generally do not enter into employment agreements with our key executive officers and cannot guarantee that we will be able to retain them.

    Qualified technical personnel are in great demand throughout the Internet industry. Our future growth will depend in large part upon our ability to attract and retain highly skilled technical and engineering personnel. Our failure to attract and retain the technical personnel that are integral to our expanding service development needs may limit the rate at which we can develop new services, which could have a material adverse effect on our business, results of operations and financial condition.

The failure to effectively manage and expand our sales and marketing organization could impede market acceptance of our services and negatively affect our business and results of operations.

    Our business, results of operations and financial condition will be materially adversely affected if we fail to expand our sales and marketing infrastructure and resources. We recently reorganized our sales force to include a distributed field sales organization covering a large number of geographic territories and regions. We have very limited experience operating and managing a distributed sales organization. In addition, we expect to continue expanding our headquarters-based sales and customer support organization. Our future revenue growth will depend in large part on our ability to recruit, train and manage sales and marketing personnel and expand those organizations. We have experienced and may continue to experience difficulty in recruiting qualified sales and marketing personnel. We may not be able to successfully expand and manage our direct sales force and distribution channels and this expansion, if it occurs, may not result in increased revenues.

If the use of the Internet as a commercial medium does not grow as we anticipate, our business will be seriously harmed.

    We depend heavily on the growth and use of the Internet. Automobile manufacturers and dealerships will not widely accept and adopt an Internet strategy if the Internet fails to provide consumers with a satisfactory experience. For example, transmission of graphical and other complex information may lead to delays. If data transmission speeds do not increase in step with the complexity of the information available, consumers may become frustrated with their Internet experiences, which could lead users to seek alternatives to Internet-based information retrieval.

    Furthermore, the recent growth in Internet traffic generally has caused periods of decreased performance. If Internet usage continues to increase rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. If Internet delays occur frequently, overall Internet usage or usage of our clients' Web sites could increase more slowly or not at all. Our future success and revenue growth will depend substantially upon continued growth in the use of the Internet in the sales and service process. The Internet may prove not to be a viable commercial marketing medium for vehicles and related products and services. If use of the Internet does not continue to increase, our business, results of operations and financial condition would be materially and adversely affected.

If we become unable to extract data from our clients' internal management systems, the value of our services would decrease dramatically.

    A significant component of our business and revenues depends on our ability to extract various data types from our clients' internal management systems. Most dealership information management systems have been developed and sold by The Reynolds and Reynolds Company and ADP and our ability to interface with these systems is essential to the success of our data aggregation service offerings. It is possible that new products, services or information management systems installed by dealerships could limit or otherwise impair our ability to collect data from dealerships. This could have a material adverse effect on our business, results of operations and financial condition.

We are vulnerable to disruptions in our computer systems and network infrastructure. System or network failures would adversely affect our operations.

    We depend on the continued performance of our systems and network infrastructure. Any system or network failure that causes interruption or slower response time for our services could result in less traffic to our clients' Web sites and, if sustained or repeated, could reduce the attractiveness of our services to clients. An increase in the volume of Internet traffic to sites hosted by us could strain the capacity of our technical infrastructure, which could lead to slower response times or system failures. Any failure of our servers and networking systems to handle current or future volumes of traffic would have a material adverse effect on our business and reputation.

    In addition, our operations depend upon our ability to maintain and protect our computer systems, which are located at facilities in Seattle, Washington; Portland, Oregon; and Austin, Texas. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain back-up systems and capabilities and also maintain insurance against fires, floods, earthquakes and general business interruptions, our back-up systems and our insurance coverages may not be adequate in any particular case. The occurrence of a catastrophic event could have a material adverse effect on our business, results of operations and financial condition.

Unknown software defects could cause service interruptions, which could damage our reputation and adversely affect our business.

    Our service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are created. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. These defects could cause service interruptions, which could damage our reputation or increase our service costs. They also could cause us to lose revenue and divert our development resources.

If we are unable to keep pace with technological advances relating to the Internet and e-commerce, clients may stop buying our services and our revenues will decrease.

    The market for Internet services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new service introductions and enhancements. Our future success will significantly depend on our ability to continually improve the quality of our data aggregation and management, product development, Web site maintenance, management and related services as well as content on our client's Web sites. In addition, the widespread adoption of developing multimedia-enabling technologies could require fundamental and costly changes in our technology and could fundamentally affect the nature of Internet-based content, which could adversely affect our business, results of operations and financial condition.

Economic trends that negatively affect the automotive retailing industry may adversely affect our business by decreasing the number of automobile dealers purchasing our services, decreasing the amount our clients spend on our services, or both.

    Purchases of new vehicles are typically discretionary for consumers and may be particularly affected by negative trends in the economy. The success of our business will depend upon a number of factors influencing the spending patterns of automobile dealerships and manufacturers for marketing and advertising services. These patterns are in part influenced by factors relating to discretionary consumer spending for automobile and automobile-related purchases, including economic conditions affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates and availability of credit for the economy as a whole and in regional and local markets. Because the purchase of a vehicle is often a significant investment, any reduction in disposable income and the impact such reduction may have on our clients may affect us more significantly than businesses serving other industries or segments of the economy.

Our international expansion could be adversely affected by factors outside our control.

    Part of our growth strategy includes entering international markets, which will require significant management attention and financial resources. We have no experience operating internationally and cannot be certain that our business model is transferable to foreign markets. If we pursue international expansion, the proportion of our revenues denominated in foreign currencies will increase. We could also be subject to difficulties in staffing and managing international operations and general economic and currency exchange rate conditions in foreign countries.

Our business depends on the protection of our intellectual property and proprietary rights and such protection is costly and may be inadequate. The loss of any of these rights or property would seriously harm our business.

    Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and still evolving, and we cannot predict the future viability or value of any of our proprietary rights. We also cannot assure you that the steps that we have taken to protect our intellectual property rights and confidential information will prevent unauthorized disclosure, misappropriation or infringement of these valuable assets.

    In addition, our business activities may infringe upon the intellectual property rights of others and other parties may assert infringement claims against us. Any litigation to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others might result in substantial costs and diversion of resources and management attention. Moreover, if we infringe upon the rights of others, we may be required to pay substantial amounts and may be required to either license the infringed intellectual property or to develop alternative technologies independently. We may not be able to obtain suitable substitutes for the infringed technology on acceptable terms or in a timely manner, which could adversely affect our business, results of operations and financial condition.

Our ability to use the trademarks around which we have built our brand identities may be limited, which could diminish market acceptance of our services and undermine our marketing efforts.

    We have filed for federal trademark protection for our trademark "Cobalt," which we use in both word and logo form. Other organizations within the computer and software industries also have filed trademark registration applications for "Cobalt." We have filed an opposition proceeding before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office with respect to two of these competing registration applications. That opposition is pending and we are in discussions with a third party applicant regarding a potential trademark use consent agreement. We may be unsuccessful in these proceedings or negotiations and may be required to limit the use of the tradenames or marks around which we have attempted to build brand identities.

We could face liability for information retrieved from or transmitted over the Internet and liability for products sold over the Internet.

    We could be exposed to liability with respect to third-party information that is accessible through Web sites we create. These claims might assert that, by directly or indirectly providing links to Web sites operated by third parties, we should be liable for copyright or trademark infringement or other wrongful actions by third parties through these sites. It is also possible that if any information provided on our clients' Web sites contains errors, consumers and our clients could make claims against us for losses incurred in relying on this information. We access the systems and databases of our clients and, despite precautions, we may adversely affect these systems. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and our reputation could suffer dramatically. While we believe our insurance is adequate, our general liability insurance and contractual indemnity and disclaimer provisions may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Increasing government regulation could limit the market for Internet services, which could seriously harm our business.

    Due to concerns arising from the increasing use of the Internet, a number of laws and regulations have been and may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. Further, due to the global nature of the Internet, it is possible that multiple federal, state or foreign jurisdictions might attempt to regulate Internet transmissions or levy sales or other taxes relating to Internet-based activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. We cannot assess the impact of any future regulation of the Internet on our business.

The failure of our software, technology and other systems, and of the software, technology and systems of our key suppliers and clients, to be Year 2000 compliant may negatively impact our business and results of operations.

    We may not accurately identify all potential Year 2000 problems that could affect our business, and the corrective measures that we implement may be ineffective or incomplete. Any Year 2000-related problems could interrupt our ability to provide services to our clients, process orders or accurately report operating and financial data. Similar problems and consequences could result if any of our key suppliers and clients experience Year 2000 problems. To the extent that our clients rely on hardware or software that may not be Year 2000 compliant, our ability to provide our services, in particular our data extraction, aggregation and management services, could be materially and adversely affected. Our failure or the failure of our significant suppliers and clients to adequately address the Year 2000 issue could adversely affect our business, operating results and financial condition. For more information about our Year 2000 compliance efforts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."

Substantial sales or the perception of future sales of our common stock may depress the market price for our stock.


    Future sales of substantial amounts of our common stock in the public market could adversely affect the market prices for our common stock. Of the 16,676,188 shares of our common stock outstanding after this offering, all of the 4,500,000 shares sold in this offering will be freely tradable and the estimated 357,143 shares sold in the direct sale will be freely tradable subject to a lock-up agreement that prohibits the sale of these shares for 180 days after this offering. Substantially all of the remaining shares of common stock outstanding after this offering also are subject to lock-up agreements that prohibit the sale of these shares for 180 days after this offering. Immediately after this 180 day period, 10,738,607 shares will become available for sale. The remaining shares of common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.


Investors in this offering will suffer immediate and substantial dilution.


    The initial public offering price is expected to be substantially higher than the per share value of our assets, after deducting our liabilities, immediately after the offering. Accordingly, purchasers of the common stock in this offering will experience immediate and substantial dilution of approximately $11.54 in net tangible book value per share, or approximately 82% of the assumed offering price of $14.00 per share. Upon completion of the offering, new investors will have contributed approximately 65% of our capitalization, but will own only 30% of our outstanding capital stock. To the extent that outstanding options or warrants to purchase our common stock are exercised, there will be further dilution. We have in the past granted a substantial number of options to purchase common stock to employees as part of compensation packages at exercise prices per share lower than the price per share in this offering, and we expect that we will continue to grant options in the future. We also may issue shares of common stock in connection with strategic acquisitions or alliances. Any of the foregoing could also result in additional dilution to shareholders.

Our principal shareholder and its affiliates will continue to influence matters affecting us, which could conflict with your interests.

    As of June 30, 1999, E.M. Warburg, Pincus & Co., LLC beneficially owned approximately 78% of our outstanding common stock. After this offering, Warburg will beneficially own approximately 47% of our common stock and will be able to exercise significant influence over us, including on matters submitted to our shareholders for a vote, such as:

    - the election of our board of directors;

    - the removal of any of our directors;

    - the amendment of our articles of incorporation or bylaws; and

    - the adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

    Actions taken by Warburg could conflict with interests of other shareholders. As a result of Warburg's significant shareholdings, a potential acquirer could be discouraged from attempting to obtain control of us, which could have a material adverse effect on the market price of our common stock. See "Management" and "Principal Shareholders."

Our articles of incorporation and Washington law contain provisions that could discourage third parties from acquiring us or limit the price that they would be willing to pay for our stock.

    Our articles of incorporation and the Washington Takeover Act could have the effect of delaying or preventing a change in control.

    ARTICLES OF INCORPORATION. Our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of Cobalt or make removal of management more difficult.

    Our articles of incorporation provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. Directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Cobalt.

    WASHINGTON TAKEOVER ACT. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a corporation, with some exceptions, from engaging in significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the corporation's board of directors prior to the time of acquisition. Significant business transactions include:

    - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

    - termination of 5% or more of the employees of the corporation as a result of the acquiring person's acquisition of 10% or more of the shares; and

    - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

    After the five-year period, a significant business transaction may occur, as long as it complies with the fair price provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Cobalt.

Our stock price may be volatile, which could result in substantial losses for individual shareholders.

    The market price of our common stock is likely to be highly volatile following this offering and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new services by us or our competitors, market conditions in the automobile industry, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and services companies and that often have been unrelated to the operating performance of these companies.

If our stock price is volatile, the likelihood that we will be subject to securities class action litigation will increase.

    In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources, and could cause our stock price to decline.

We have not designated a specific use for all of the net proceeds. Our management may fail to allocate a portion of the proceeds to productive uses.

    Our management will have significant discretion in applying a substantial part of the net proceeds of this offering. In addition to repayment of indebtedness and payment of accrued dividends on our outstanding preferred stock, we currently expect to use the net proceeds for general corporate purposes, including capital expenditures and working capital. We also may use a portion of the net proceeds for the acquisition of companies, technology or services that complement our business or for strategic alliances with, or investments in, companies that provide complementary products and services. Failure to allocate the net proceeds of this offering to productive uses would adversely affect our business, operations and revenues.

                                USE OF PROCEEDS

    We estimate our net proceeds from the sale of the 4,500,000 shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and from the shares of common stock in the direct sale will be approximately $62,840,000. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $71,628,500. The principal purposes of this offering are to repay indebtedness, to obtain additional working capital, to create a public market for our common stock and to facilitate future access to public equity markets.

    We expect to use the net proceeds of this offering as follows:

    - up to $23.0 million to repay indebtedness incurred in connection with Cobalt's acquisition of PartsVoice. Of this indebtedness, which bears interest at an annual rate of 8.75%, $8.0 million is due and payable on the earlier of the completion of this offering or July 30, 1999, and $15.0 million is due and payable on the earlier of the completion of this offering or January 25, 2000. See "Recent Acquisition" and Note 14 of Notes to Cobalt Financial Statements;

    - up to $5.0 million to repay principal and interest under our secured line of credit, which bears interest at prime plus 2.0%, currently 10.0%, and is due on the earlier of completion of this offering or December 31, 1999; and

    - approximately $2.0 million to pay accrued and unpaid dividends on our outstanding preferred stock.

The remaining balance of approximately $32,840,000 will be used for general corporate purposes, including continued investment in services development, expansion of sales and marketing activities and working capital. We may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, services and technologies. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities, the amount of cash generated by operations and competition.

    Pending use of the net proceeds for the above purposes, we intend to invest the net proceeds from this offering in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

    We have not paid any cash dividends since our inception and, except with respect to the payment of accrued dividends on the outstanding shares of our preferred stock as described above, do not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999 (a) on an actual basis, (b) on a pro forma basis to reflect Cobalt's acquisition of PartsVoice as if it had occurred on March 31, 1999 and the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering, and (c) on a pro forma as adjusted basis to reflect the receipt and application of the estimated net proceeds from the sale by us of 4,500,000 shares of common stock pursuant to this offering at an assumed initial offering price of $14.00 per share, after deducting underwriting discounts and estimated offering expenses and $5.0 million from the direct sale and after repayment of the notes payable issued in conjunction with Cobalt's acquisition of PartsVoice.


                                                                                           March 31, 1999
                                                                                  ---------------------------------
                                                                                                        Pro Forma,
                                                                                   Actual   Pro Forma   As Adjusted
                                                                                  --------  ---------   -----------
                                                                                           (in thousands)

Long-term debt:
  Software financing contract, non-current portion..............................  $    405  $    405     $    405
  Capital lease obligations, non-current portion................................       971       971          971
                                                                                  --------  ---------   -----------
Total long-term debt............................................................     1,376     1,376        1,376
                                                                                  --------  ---------   -----------
Mandatorily redeemable convertible preferred stock(1)...........................    31,753        --           --
                                                                                  --------  ---------   -----------

Shareholders' (deficit) equity:
  Preferred stock, $0.01 par value per share; 100,000,000 shares authorized,
   9,153,902 issued and outstanding as mandatorily redeemable convertible preferred stock; no shares issued and outstanding, pro forma and pro forma as
   adjusted.....................................................................        --        --           --
  Common stock, $0.01 par value per share; 200,000,000 shares authorized,
   1,821,979 issued and outstanding; 11,475,881 and 16,333,024 shares issued and
   outstanding pro forma and pro forma as adjusted, respectively(2).............        18       115          163
  Additional paid-in capital....................................................     2,502    38,539      100,198
  Deferred compensation.........................................................    (1,948)   (1,948)      (1,948)
  Notes receivable from shareholders............................................      (144)     (144)        (144)
  Accumulated deficit...........................................................   (27,195)  (27,195)     (27,195)
                                                                                  --------  ---------   -----------
    Total shareholders' (deficit) equity........................................   (26,767)    9,367       71,074
                                                                                  --------  ---------   -----------
      Total capitalization......................................................  $  6,362  $ 10,743     $ 72,450
                                                                                  --------  ---------   -----------
                                                                                  --------  ---------   -----------


---------

(1) See Note 9 of Notes to Cobalt Financial Statements.

(2) Excludes:

    - 1,827,919 shares issuable upon exercise of stock options outstanding under our stock option plan as of March 31, 1999, at a weighted average exercise price per share of $0.69,

    - 61,500 shares issuable upon exercise of warrants outstanding as of March 31, 1999, at a weighted average exercise price per share of $0.45,

    - 1,330,000 shares available for future grant or issuance under our stock option plan as of March 31, 1999, and

    - 300,000 shares authorized for issuance under our stock purchase plan.

See "Management--Employee Benefit Plans," "Description of Capital Stock" and
Note 10 of Notes to Cobalt Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of Cobalt at March 31, 1999 was $(21,532,000), or $(1.88) per share of common stock, assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Pro forma net tangible book value per share represents the amount of our shareholders' equity, less intangible assets, divided by the total number of shares of common stock outstanding for the period immediately prior to this offering. After giving effect to the sale of the 4,500,000 shares of common stock offered in this prospectus and the shares of common stock in the direct sale at an assumed initial offering price of $14.00 per share and after deducting underwriting discounts and estimated offering expenses, the pro forma net tangible book value of Cobalt as of March 31, 1999 would have been $40,175,000, or $2.46 per share. This represents an immediate increase in pro forma net tangible book value of $4.34 per share to existing shareholders and an immediate dilution of $11.54 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:



Initial public offering price per share......................................             $   14.00
Pro forma net tangible book value per share as of March 31, 1999.............      (1.88)
Increase per share attributable to new investors.............................       4.34
                                                                               ---------

Pro forma net tangible book value per share after this offering..............                  2.46
                                                                                          ---------

Net tangible book value dilution per share to new investors..................             $   11.54
                                                                                          ---------
                                                                                          ---------


    The following table summarizes as of March 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from Cobalt, the total consideration paid to Cobalt and the average price per share paid by existing shareholders and by investors purchasing shares of common stock in this offering and before deducting underwriting discounts and estimated offering expenses:

                                                                                      Total
                                                              Shares Purchased    Consideration      Average
                                                              ----------------   ----------------     Price
                                                              Number   Percent   Amount   Percent   Per Share
                                                              ------   -------   ------   -------   ---------
Existing shareholders.......................................  11,475,881    70%  3$6,035,000    35%  $  3.14
New investors...............................................  4,857,143    30    68,000,000    65      14.00
                                                              ------   -------   ------   -------
    Total...................................................  16,333,024   100%  1$04,035,000   100%
                                                              ------   -------   ------   -------
                                                              ------   -------   ------   -------

    The foregoing discussion and tables assume no exercise of any stock options or warrants after March 31, 1999. As of March 31, 1999, there were options and warrants outstanding to purchase a total of 1,889,419 shares of common stock. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Employee Benefit Plans," "Description of Capital Stock" and Note 10 of Notes to Cobalt Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data of Cobalt should be read together with the financial statements and related notes, "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for each of the years in the three year period ended December 31, 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from the audited financial statements of Cobalt included elsewhere in the prospectus. The balance sheet data as of December 31, 1996 is derived from audited financial statements of Cobalt, which are not included in the prospectus. The statement of operations data for the period from March 17, 1995, Cobalt's inception date, to December 31, 1995 and for the three months ended March 31, 1998 and 1999, and the balance sheet data as of December 31, 1995 and March 31, 1999 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations as of and for the respective periods. Our pro forma results of operations in the table below assume that Cobalt's acquisition of PartsVoice had occurred on January 1, 1998. The pro forma balance sheet data reflects adjustments for transactions related to Cobalt's acquisition of PartsVoice assuming the transaction had occurred on that date and also gives effect to the conversion of all outstanding shares of preferred stock into common stock upon closing of this offering.


                                                                 Actual
                                ------------------------------------------------------------------------         Pro Forma
                                     Since                                                                ------------------------
                                   Inception                                                                               Three
                                (March 17, 1995)                                     Three Months Ended                   Months
                                       to              Year Ended December 31,           March 31,         Year Ended      Ended
                                  December 31,     -------------------------------  --------------------  December 31,   March 31,
                                      1995           1996       1997       1998       1998       1999         1998         1999
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
                                                              (in thousands, except per share data)
                                  (unaudited)                                           (unaudited)             (unaudited)
Statement of Operations Data:
Net revenues..................     $      70       $     312  $   1,711  $   6,245  $   1,079  $   2,453   $  15,773     $  5,009
Cost of revenues..............            16              51        285      1,199        151        540       3,343        1,123
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
    Gross profit..............            54             261      1,426      5,046        928      1,913      12,430        3,886
Operating expenses
  Sales and marketing.........            55             286      1,740      4,048        564      1,650       5,710        2,170
  Product development.........            39             125        361        961        157        401         961          401
  General and
   administrative.............           375             676      1,614      4,627        629      1,870      10,888        3,436
  Stock based compensation....                                      406        806         41        335         806          335
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
    Total operating
     expenses.................           469           1,087      4,121     10,442      1,391      4,256      18,365        6,342
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
Loss from operations..........          (415)           (826)    (2,695)    (5,396)      (463)    (2,343)     (5,935)      (2,456)
Gain on sale of HomeScout.....            --              --         --      1,626      1,626         --       1,626           --
Common and preferred stock
  repurchase premium..........            --              --         --     (1,384)        --         --      (1,384)          --
Interest expense..............            --              (2)       (17)       (93)        (7)       (49)     (2,107)        (552)
Other income, net.............            --              --         47        142          6         57         208           61
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
Net (loss) income.............     $    (415)      $    (828) $  (2,665) $  (5,105) $   1,162  $  (2,335)  $  (7,592)    $ (2,947)
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
                                ----------------   ---------  ---------  ---------  ---------  ---------  ------------   ---------
Basic net (loss) income per
  share.......................     $   (0.24)      $   (0.24) $   (0.77) $   (4.74) $    0.34  $   (1.97)  $   (5.67)    $  (2.42)
Diluted net (loss) income per
  share.......................     $   (0.24)      $   (0.24) $   (0.77) $   (4.74) $    0.13  $   (1.97)  $   (5.67)    $  (2.42)


                                                                                   December 31,                  March 31, 1999
                                                                      --------------------------------------  ---------------------
                                                                         1995       1996    1997      1998     Actual    Pro Forma
                                                                      -----------   -----  -------  --------  --------  -----------
                                                                      (unaudited)                                  (unaudited)
Balance Sheet Data:
Cash and cash equivalents...........................................     $   2      $   4  $   241  $  5,756  $  3,876   $    876
Working capital.....................................................      (235)      (712)  (1,264)    5,534     3,129    (23,088)
Total assets........................................................        22        168    1,951    10,062    10,665     38,141
Long-term obligations, net of current portion.......................        --         51      424       557     1,376      1,376
Mandatorily redeemable convertible preferred stock..................        --         --    2,439    31,162    31,753         --
Total shareholders' (deficit) equity................................      (219)      (651)  (2,897)  (24,242)  (26,767)     9,367

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The unaudited pro forma combined financial information set forth below gives effect to Cobalt's acquisition of PartsVoice as if it had occurred on January 1, 1998. The historical financial information set forth below has been derived from the financial statements of Cobalt and PartsVoice, and should be read in conjunction with those financial statements and the notes to such financial statements included elsewhere in this prospectus.

    We acquired all of the equity interests in PartsVoice on April 30, 1999. Immediately prior to the closing, PartsVoice distributed to its owners certain assets and liabilities. At closing, we paid aggregate purchase consideration for PartsVoice of:

    - $3.0 million in cash;

    - promissory notes in the principal amount of (a) $8.0 million, due on the earlier of completion of this offering or July 30, 1999 and (b) $15.0 million, due on the earlier of completion of this offering or January 25, 2000;

    - 500,000 shares of Series C Convertible Preferred Stock at $8.00 per share; and

    - warrants to purchase 160,000 shares of Cobalt common stock at $6.00 per share, which have a fair market value of $381,000.

Our obligations under the promissory notes are secured by a pledge of the PartsVoice equity interests. We incurred transaction expenses of approximately $217,000. See "Recent Acquisition" and "Management-- Executive Agreements."

    We have accounted for the PartsVoice acquisition using the purchase method of accounting. These pro forma financial statements have been prepared on the basis of assumptions described herein.

    We expect to incur integration expenses to merge administrative functions and to combine marketing efforts. We estimate integration costs for the PartsVoice acquisition to be less than $850,000. At this time, we do not foresee a need to close subsidiary offices or to significantly reduce headcount. However, we do expect changes to the organizational structure and salary scale of PartsVoice to result in $200,000 to $300,000 in integration costs. Additionally, we plan to issue warrants for 40,000 shares of common stock to PartsVoice employees with the same terms as those issued to the sellers. The estimated value of these warrants is $350,000. Planned hardware and software upgrades are estimated to result in an additional $100,000 to $200,000 in integration costs. The Pro Forma Combined Statement of Operations does not include the costs of integration, as these costs will affect future operations and do not qualify as liabilities in connection with a purchase business combination under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

    The unaudited pro forma combined financial information set forth below combines Cobalt's balance sheet as of March 31, 1999, and statements of operations for the year ended December 31, 1998 and for the three months ended March 31, 1999 with the balance sheet and statements of operations of PartsVoice as of and for the same periods. These pro forma financial statements reflect certain adjustments, including adjustments to reflect the amortization of intangible assets and goodwill acquired, interest expense related to acquisition indebtedness and the impact of related agreements that become effective with the acquisition. These adjustments are preliminary and are based on our best estimates. A third party valuation of the assets acquired will be used to finalize these adjustments. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to the financial statements of Cobalt and PartsVoice which are included elsewhere in this prospectus.

    The unaudited pro forma combined financial information set forth below does not purport to represent what the consolidated results of operations or financial condition of Cobalt would actually have been if the PartsVoice acquisition and related transactions had in fact occurred on such date or to project the future consolidated results of operations or financial condition of Cobalt.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              AS OF MARCH 31, 1999


                                                                                                          Pro Forma
                                                                         Cobalt   PartsVoice   Combined  Adjustments    Total
                                                                        --------  ----------   --------  -----------   --------
                                                                                            (in thousands)
Assets
Current Assets
  Cash and cash equivalents...........................................  $  3,876    $  461     $  4,337  $  (461)(1)   $    876
                                                                                                          (3,000)(2)
  Short term investments..............................................       983       398        1,381     (398)(1)        983
  Accounts receivable, net............................................     1,401     1,081        2,482   (1,081)(1)      1,401
  Other current assets................................................     1,172         8        1,180       (8)(1)      1,050
                                                                                                            (122)(6)
                                                                        --------  ----------   --------  -----------   --------
                                                                           7,432     1,948        9,380   (5,070)         4,310
Capital assets, net...................................................     2,806       106        2,912        9(1)       2,921
Intangible assets, net................................................       416        --          416      217(6)      30,899
                                                                                                          30,266(7)
Other assets..........................................................        11       213          224     (213)(1)         11
                                                                        --------  ----------   --------  -----------   --------
                                                                        $ 10,665    $2,267     $ 12,932  $25,209       $ 38,141
                                                                        --------  ----------   --------  -----------   --------
                                                                        --------  ----------   --------  -----------   --------

Liabilities and Shareholders' Deficit
Current Liabilities
  Accounts payable....................................................  $    665    $  211     $    876  $  (211)(1)   $    665
  Accrued liabilities.................................................     1,316        --        1,316       95(6)       1,411
  Deferred revenues...................................................     1,505        --        1,505       --          1,505
  Software financing contract, current portion........................       257        --          257       --            257
  Capital lease obligations, current portion..........................       560        --          560       --            560
  Distribution payable to owners......................................        --       825          825     (825)(1)         --
  Payable to owners...................................................        --        80           80      (80)(1)         --
  Notes payable.......................................................        --        --           --   23,000(4)      23,000
                                                                        --------  ----------   --------  -----------   --------
                                                                           4,303     1,116        5,419   21,979         27,398
                                                                        --------  ----------   --------  -----------   --------

Noncurrent liabilities................................................     1,376         7        1,383       (7)(1)      1,376
                                                                        --------  ----------   --------  -----------   --------
Mandatorily redeemable convertible preferred stock....................    31,753        --       31,753    4,000(3)      35,753
                                                                        --------  ----------   --------  -----------   --------
Shareholders' deficit
  Common stock........................................................        18        --           18       --             18
  Additional paid-in capital..........................................     2,502        --        2,502      381(5)       2,883
  Deferred compensation...............................................    (1,948)                (1,948)                 (1,948)
  Notes receivable from shareholders..................................      (144)       --         (144)      --           (144)
  Owners' equity......................................................        --     1,259        1,259   (1,029)(1)         --
                                                                                                            (230)(12)
  Accumulated deficit.................................................   (27,195)     (115)     (27,310)     115(12)    (27,195)
                                                                        --------  ----------   --------  -----------   --------
                                                                         (26,767)    1,144      (25,623)    (763)       (26,386)
                                                                        --------  ----------   --------  -----------   --------
Total liabilities and shareholders' deficit...........................  $ 10,665    $2,267     $ 12,932  $25,209       $ 38,141
                                                                        --------  ----------   --------  -----------   --------
                                                                        --------  ----------   --------  -----------   --------

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                         Pro Forma
                                                      Cobalt    PartsVoice   Combined   Adjustments    Total
                                                    ----------  -----------  ---------  -----------  ----------
                                                          (in thousands, except share and per share data)
Net revenues......................................  $    6,245   $   9,528   $  15,773               $   15,773
Cost of revenues..................................       1,199       2,144       3,343                    3,343
                                                    ----------  -----------  ---------               ----------
    Gross profit..................................       5,046       7,384      12,430                   12,430
                                                    ----------  -----------  ---------               ----------

Operating expenses
  Sales and marketing.............................       4,048       1,662       5,710                    5,710
  Product development.............................         961                     961                      961
  General and administrative......................       4,627       1,180       5,807       5,081(8)     10,888
  Stock based compensation........................         806                     806                      806
                                                    ----------  -----------  ---------  -----------  ----------
    Total operating expenses......................      10,442       2,842      13,284       5,081       18,365
                                                    ----------  -----------  ---------  -----------  ----------
(Loss) income from operations.....................      (5,396)      4,542        (854)     (5,081)      (5,935)
Gain on sale of HomeScout.........................       1,626                   1,626                    1,626
Common and preferred stock repurchase premium.....      (1,384)                 (1,384)                  (1,384)
Interest expense..................................         (93)         (1)        (94)     (2,013)(9)     (2,107)
Other income, net.................................         142          66         208                      208
                                                    ----------  -----------  ---------  -----------  ----------
Net (loss) income.................................  $   (5,105)  $   4,607   $    (498)  $  (7,094)  $   (7,592)
                                                    ----------  -----------  ---------  -----------  ----------
                                                    ----------  -----------  ---------  -----------  ----------
Net (loss) income available to common
  shareholders....................................  $  (13,930)  $   4,607   $  (9,323)  $  (7,334) 10) $  (16,657)
                                                    ----------  -----------  ---------  -----------  ----------
                                                    ----------  -----------  ---------  -----------  ----------
Basic and diluted net loss per share..............  $    (4.74)                                      $    (5.67)(11)
                                                    ----------                                       ----------
                                                    ----------                                       ----------
Weighted average shares of common stock
  outstanding used in computing basic and diluted
  net loss per share..............................   2,938,460                                        2,938,460
                                                    ----------                                       ----------
                                                    ----------                                       ----------

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                                        Pro Forma
                                                   Cobalt    PartsVoice    Combined    Adjustments    Total
                                                 ----------  -----------  -----------  -----------  ----------
                                                      (in thousands, except share and per share amounts)
Net revenues...................................  $    2,453   $   2,556    $   5,009                $    5,009
Cost of revenues...............................         540         583        1,123                     1,123
                                                 ----------  -----------  -----------               ----------
    Gross profit...............................       1,913       1,973        3,886                     3,886
                                                 ----------  -----------  -----------               ----------
Operating expenses
  Sales and marketing..........................       1,650         520        2,170                     2,170
  Product development..........................         401                      401                       401
  General and administrative...................       1,870         296        2,166        1,270(8)      3,436
  Stock based compensation.....................         335                      335                       335
                                                 ----------  -----------  -----------  -----------  ----------
    Total operating expenses...................       4,256         816        5,072        1,270        6,342
                                                 ----------  -----------  -----------  -----------  ----------
(Loss) income from operations..................      (2,343)      1,157       (1,186)      (1,270)      (2,456)
Interest expense...............................         (49)                     (49)        (503)(9)       (552)
Other income, net..............................          57           4           61                        61
                                                 ----------  -----------  -----------  -----------  ----------
Net (loss) income..............................  $   (2,335)  $   1,161    $  (1,174)   $  (1,773)  $   (2,947)
                                                 ----------  -----------  -----------  -----------  ----------
                                                 ----------  -----------  -----------  -----------  ----------
Net (loss) income available to common
  shareholders.................................  $   (2,926)  $   1,161    $  (1,765)   $  (1,833) 10) $   (3,598)
                                                 ----------  -----------  -----------  -----------  ----------
                                                 ----------  -----------  -----------  -----------  ----------
Basic and diluted net loss per share...........  $    (1.97)                                        $    (2.42)
                                                 ----------                                         ----------
                                                 ----------                                         ----------
Weighted average shares of common stock
  outstanding used in computing basic and
  diluted net loss per share...................   1,488,681                                          1,488,681
                                                 ----------                                         ----------
                                                 ----------                                         ----------

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    Pro forma adjustments for the unaudited pro forma combined balance sheet as of March 31, 1999 and statements of operations for the year ended December 31, 1998 and the three months ended March 31, 1999 are as follows:

(1) Represents the distribution of assets and liabilities of PartsVoice to its owners immediately prior to the acquisition. Substantially all of the tangible assets and liabilities were distributed.

(2) Represents the payment of $3.0 million in cash at closing of the acquisition.

(3) Represents the issuance of 500,000 shares of Series C Convertible Preferred Stock at a per share value of $8.00.

(4) Represents the issuance of the short-term notes at closing. For purposes of this pro forma presentation, we have not assumed repayment of the indebtedness due to the lack of existing capital in these historical periods to fund repayment.

(5) Represents the fair value of the warrants issued at closing. The fair value is calculated using the Black Scholes model with the following assumptions: exercise price of $6.00 per share, fair value of common stock of $7.20 per share, expected life of six months, risk-free interest rate of 4.66%, volatility of 90% and dividend yield of 0%.

(6) Represents estimated acquisition costs incurred in connection with the acquisition.

(7) Reflects the allocation of the purchase price to goodwill and other intangible assets. The intangible assets acquired are believed to include client base, marketing agreements, assembled workforce, technology, covenants not to compete and goodwill. For purposes of these pro forma financial statements, we have estimated the overall amortization period to be six years. We are in the process of obtaining a third party valuation to determine the allocation of intangible assets. Once we have made a final allocation, changes may be appropriate. The impact of the changes could be material.

(8) Reflects the amortization of the intangible assets referred to in Note 7.

(9) Reflects the interest expense of the acquisition indebtedness at the rate of 8.75% outstanding for the period presented.

(10) Reflects the pro forma adjustments described in Notes 8 and 9, as well as cumulative, unpaid dividends relating to the Series C Convertible Preferred Stock at $0.48 per share per annum.

(11) Pro forma basic and diluted net loss per share reflects the impact of the adjustments above. The convertible preferred stock and warrants issued in connection with the acquisition are excluded from the computation, as their effect is antidilutive.

(12) Reflects elimination of PartsVoice owners' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, THE ACCURACY OF WHICH INVOLVES RISKS AND UNCERTAINTIES. WE USE WORDS SUCH AS "ANTICIPATES," "BELIEVES," "PLANS," "EXPECTS," "FUTURE," "INTENDS" AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS PROSPECTUS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS FOR MANY REASONS, INCLUDING THE RISKS DESCRIBED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Overview

    We derive our revenues from fees charged to our automobile dealership, dealer group and manufacturer clients for Web site design, development and maintenance and data extraction and aggregation services, as well as for Internet advertising and promotional services. Revenues from Web site design, development and maintenance and data extraction and aggregation services are recognized ratably over the applicable service period. Revenues from initial setup fees and custom projects are recognized at the time of activation. Our obligations for Internet advertising services typically include guarantees of a minimum number of "impressions," or times that an advertisement is viewed. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

    The majority of our services are sold to clients under short-term service agreements with an initial term of six months and month-to-month thereafter. Revenues are recognized net of promotional discounts. We offer some of our services on an initial "free trial" basis, generally for periods of one to three months, in which case revenue is not recognized until the end of the free trial period and the client continues service on a paying basis.

    Our cost of revenues consists of the costs associated with production, maintenance and delivery of our services. These costs include the costs of production, processing and design personnel, communication expenses related to data transfer, fees payable to third parties for distribution of vehicle inventory data to other Web sites and for banner advertising, site content licensing fees and costs of Web servers used to host client data.

    In April 1999, we acquired PartsVoice, LLC, an Oregon limited liability company, whose principal business is vehicle parts data acquisition and management services. The purchase price, including transaction expenses, was $30.6 million, of which $3.0 million was paid in cash and $4.4 million was paid by issuance of preferred stock and warrants at closing. The balance of the purchase price was paid by issuance of short-term notes. The notes are secured by a pledge of the PartsVoice equity interests and a security agreement. See "--Liquidity and Capital Resources," "Recent Acquisition" and Note 14 of Notes to Cobalt Financial Statements. The PartsVoice acquisition is being accounted for as a purchase transaction, and we plan to allocate substantially all of the purchase price to intangible assets.

    We may in the future pursue additional acquisitions of businesses, products or technologies that could complement or expand our business. Integrating newly acquired businesses or technologies may be expensive and time-consuming. The negotiation of potential acquisitions or strategic relationships as well as the integration of future acquired businesses, products or technologies could divert our management's time and resources and could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors-- Any failure to integrate PartsVoice with Cobalt could compromise our growth strategy and adversely affect our business."

    Since inception, but increasingly during the past year, we have made substantial investments in infrastructure and in staffing and management to accommodate current and anticipated future growth. Since May 1, 1998, we have hired more than 150 employees and invested more than $2.9 million in capital assets. A large portion of these assets is intended to improve our service to clients, including backup computer systems and more stable and scalable database systems. Our planned growth will require additional staff and facilities.

    Our continued growth and the PartsVoice acquisition have placed and will continue to place a significant strain on our managerial, operational and financial resources. To manage our anticipated growth, we must continue to implement and improve our operational and financial systems and must expand, train and manage our employee base. We may not be able to manage the expansion of our operations effectively, and our systems, procedures or controls may not be adequate to support our operations. Any inability to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors--Any failure to manage our growth effectively will adversely affect our business and results of operations."


    In October 1998, in conjunction with a preferred stock investment by Warburg, Pincus Equity Partners, L.P., we repurchased shares of common stock and preferred stock from our founders and many of our investors and employees. We recorded an expense of $1.4 million representing the premium paid to redeem sufficient shares to provide Warburg with a 62% equity ownership position, on a fully diluted basis, as of the investment date. See Note 10 of Notes to Cobalt Financial Statements.


    We have incurred net losses each year since we began operations. After giving pro forma effect to Cobalt's acquisition of PartsVoice, we had a net loss of $7.6 million for the year ended December 31, 1998, which includes $5.1 million of pro forma amortization of intangibles and $2.0 million in pro forma interest expense. We intend to increase our spending on technology infrastructure development, marketing and promotion, services development and strategic relationships. As a result, we expect to continue to incur net losses and negative cash flows from operations at least through 2000. Our limited operating history makes it difficult to forecast further operating results. Although our net revenues have grown in recent quarters, we cannot be certain that net revenues will continue to increase or that they will increase at a rate sufficient to achieve and maintain profitability. Even if we were to achieve profitability in any period, we might fail to sustain or increase that profitability on a quarterly or annual basis. See "Risk Factors--We have a history of losses and may never achieve or maintain profitability. If we continue to lose money, our operations may not be financially viable."


    We have recorded a total of $3.5 million of deferred compensation costs since our inception through March 31, 1999. This amount represents the difference between the exercise price and the deemed fair value of stock options granted to our employees during this period. These options generally vest ratably over a four-year period. We are amortizing these costs over the vesting period of the options and have recorded deferred compensation charges of $406,000 and $532,000 for the years ended December 31, 1997 and 1998, respectively, and $41,000 and $335,000 for the three months ended March 31, 1998 and 1999, respectively.



    During the quarter ended June 30, 1999 we granted additional options, which resulted in additional deferred compensation costs of $4.4 million. These costs will be amortized over the vesting period, which is generally four years.

Results of Operations--Cobalt

    The following table sets forth for the periods indicated selected statements of operations data expressed as a percentage of net revenues. The quarterly financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the results of operations for each quarter.

                                                                         Year Ended December    Three Months Ended
                                                                                 31,                 March 31,
                                                                        ----------------------  -------------------
                                                                         1996    1997    1998      1998       1999
                                                                        ------  ------  ------  -----------   -----

                                                                                                    (unaudited)
Net revenues..........................................................   100.0%  100.0%  100.0%    100.0%     100.0%
Cost of revenues......................................................    16.3    16.7    19.2      14.0       22.0
                                                                        ------  ------  ------     -----      -----
    Gross profit......................................................    83.7    83.3    80.8      86.0       78.0
                                                                        ------  ------  ------     -----      -----
Operating expenses:
  Sales and marketing.................................................    91.7   101.7    64.8      52.3       67.3
  Product development.................................................    40.1    21.1    15.4      14.6       16.3
  General and administrative..........................................   216.6    94.3    74.1      58.2       76.3
  Stock based compensation............................................            23.7    12.9       3.8       13.7
                                                                        ------  ------  ------     -----      -----
    Total operating expenses..........................................   348.4   240.8   167.2     128.9      173.6
                                                                        ------  ------  ------     -----      -----
Loss from operations..................................................  (264.7) (157.5)  (86.4)    (42.9)     (95.6)
Gain on sale of HomeScout division....................................                    26.0     150.7
Common and preferred stock repurchase premium.........................                   (22.1)
Interest expense......................................................    (0.7)   (1.0)   (1.5)     (0.7)      (1.9)
Other income..........................................................             2.7     2.3       0.6        2.3
                                                                        ------  ------  ------     -----      -----
Net (loss) income.....................................................  (265.4)% (155.8)%  (81.7)%    107.7%  (95.2)%
                                                                        ------  ------  ------     -----      -----
                                                                        ------  ------  ------     -----      -----


THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998


    NET REVENUES. Net revenues increased from $1.1 million for the three months ended March 31, 1998 to $2.5 million for the same period in 1999, an increase of $1.4 million, or 127%. This increase in net revenues was primarily due to the significant net increase in our client base. The increase was net of client attrition of 1.1% during the quarter ended March 31, 1998 compared with a client attrition rate of 2.1% for the same period for 1999.



    COST OF REVENUES. Cost of revenues increased from $151,000 for the three months ended March 31, 1998 to $540,000 for the same period in 1999, an increase of $389,000, or 258%. Of this increase, $181,000, or 46.4% of the increase, was attributable to an increase in costs related to increased staffing and facilities required to accommodate our increased client base and, $165,000, or 42.4% of the increase, was associated with the cost of new service offerings for advertising and distribution of vehicle inventory data to third-party Web sites. Cost of revenues, as a percentage of net revenues, increased from 14.0% for the three months ended March 31, 1998 to 22.0% for the same period in 1999 due partially to the increase in computer system capacity required to accommodate the increased size of our client base, which accounted for 2.4% of the cost increase. There was also a shift in our mix of services to higher cost Internet advertising services from 4.2% to 10.3% of net revenues for the three months ended March 31, 1998 and 1999, which resulted in a 6.1% increase in cost of revenues. We anticipate the investments that we have made in production and design staff and operating equipment will support further growth in our client base, which will decrease our cost of revenues as a percentage of net revenues as we add new customers. Such decreases may be offset if our services mix continues to shift to lower margin Internet advertising services.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salary compensation, sales commissions and travel expenses for sales and marketing personnel and expenses for promotional advertising and marketing. Sales and marketing expenses increased from $564,000 for the three months ended March 31, 1998 to $1.7 million for the same period in 1999, an increase of $1.1 million, or 193%. Of this cost increase, $605,000, or 55.7% of the increase, was due to the increase in the number of our sales and marketing personnel and, $355,000, or 32.7% of the increase, is attributable to increased corporate brand advertising.


    PRODUCT DEVELOPMENT. Our product development expenses consist primarily of compensation for product development personnel and costs of related computer equipment. We expense product development costs as they are incurred. We increased our product development costs from $157,000 for the three months ended March 31, 1998 to $401,000 for the same period in 1999, an increase of $244,000, or 155%. This increase was due to the increase in the number of our product development personnel.


    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses consist primarily of compensation for administrative personnel, facilities and communications expenses and fees for outside professional advisors. General and administrative expenses increased from $629,000 for the three months ended March 31, 1998 to $1.9 million for the same period in 1999, an increase of $1.2 million, or 197%. Of this increase, $777,000, or 62.6% of the increase, was due to the increase in the number of administrative staff and management personnel and the related increase in facilities costs, and $333,000, or 26.9% of the increase, was attributable to increased consulting, legal and accounting fees.



    STOCK BASED COMPENSATION. We recorded deferred compensation charges of $41,000 and $335,000 for the three months ended March 31, 1998 and 1999, respectively. See Note 10 of Notes to Cobalt Financial Statements.


    NET LOSS. During the quarter ended March 31, 1998 we sold the assets of our HomeScout division and realized a gain of $1.6 million. HomeScout was a real estate search service that we developed to give users access to homes for sale on the Internet. See Note 2 of Notes to Cobalt Financial Statements. Excluding the gain on sale of HomeScout, our net loss for the three months ended March 31, 1998 was $464,000 compared to a net loss of $2.3 million for the same period in 1999, an increase of $1.9 million. Increased operating expenses described above offset the increase in net revenues.

YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998


    NET REVENUES. Our net revenues increased from $312,000 in 1996 to $1.7 million in 1997 and to $6.2 million in 1998. These increases in net revenues are primarily attributable to substantial growth in our dealer client base, net of client attrition of 8.0%. In December 1997 we acquired the assets of the DealerNet division of The Reynolds and Reynolds Company for a purchase price of $800,000, which included approximately 600 client contracts. See Note 3 of Notes to Cobalt Financial Statements.



    COST OF REVENUES. Cost of revenues increased from $51,000 in 1996 to $285,000 in 1997 and to $1.2 million in 1998. These increases were directly related to the substantial increase in our client base. The increase from 1996 to 1997 primarily consisted of increases in the costs of production and design personnel. The primary components of the increase from 1997 to 1998 were: (1) the increase in costs of resale products of $534,000, which represented 58.4% of the increase; and (2) the increase in the cost of production and design personnel of $258,000, which represented 28.2% of the increase. Cost of revenues, as a percentage of net revenues, increased from 16.3% in 1996 to 16.7% in 1997 due primarily to the increase in production and design staffing required to accommodate our increased client base. Cost of revenues increased to 19.2% of net revenues in 1998, primarily due to the shift in our services mix to higher cost Internet advertising services from 1% of net revenue in 1997 to 11% in 1998.


    SALES AND MARKETING. Sales and marketing expenses increased from $286,000 in 1996 to $1.7 million in 1997 and to $4.0 million in 1998. Our marketing department, initially established in 1997 with two designated employees, had increased to 40 employees by December 31, 1998. We also expanded our sales force to address the substantial increase in our client base and to position us to reach new clients more effectively. Personnel and related expenses increased $971,000, which comprised 66.8% of the increase from 1996 to 1997 and increased $1.9 million from 1997 to 1998, which comprised 80.9% of the increase. Lesser increases resulted from expenditures for a program of nationwide corporate branding and advertising. We expect sales and marketing expenses to continue to increase as we seek to continue to expand our sales and marketing organization and our presence in the marketplace. Sales and marketing expense as a percentage of net revenues decreased from 101.7% in 1997 to 64.8% in 1998 due primarily to the significant increase in net revenues during the same period.


    PRODUCT DEVELOPMENT. Product development expenses increased from $125,000 in 1996 to $361,000 in 1997 and to $961,000 in 1998. These increases resulted from additional product development personnel and related equipment. We expect that product development expenses will continue to increase in the future as we hire additional personnel in this area.


    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $676,000 in 1996 to $1.6 million in 1997. The increase was due primarily to
(1) additional personnel costs of $345,000 , which represented 36.7% of the increase; (2) related facilities expenses costs of $303,000, which represented 32.3% of the increase; and (3) increased professional consulting, legal and accounting fees of $145,000, which represented 15.4% of the increase. The increase to $4.6 million in 1998 was due primarily to: (a) additional staff and management personnel costs of $1.1 million, which represented 36.8% of the increase; (b) related facilities expenses of $514,000, which represented 17.1% of the increase; (c) increased consulting, legal and accounting fees of $493,000, which represented 16.4% of the increase; and (d) increased amortization of intangible assets related to the DealerNet acquisition of $277,000, which represented 9.2% of the increase.



    NET LOSS. Our net loss increased from $828,000 in 1996 to $2.7 million in 1997 and to $5.1 million in 1998. Excluding the common and preferred stock repurchase premium of $1.4 million and the gain on the sale of our HomeScout division of $1.6 million, our net loss in 1998 would have been $5.1 million. See Notes 2 and 10 of Notes to Cobalt Financial Statements.


Quarterly Results

    The following table sets forth unaudited statements of operations data expressed in dollars (in thousands) and as a percentage of net revenues for each quarter of 1998 and the first quarter of 1999. These financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the results of operations for each quarter. The results for any quarter are not necessarily indicative of the results we expect in any future period.


                                                                                       Three Months Ended
                                                                        ------------------------------------------------
                                                                         Mar.                            Dec.     Mar.
                                                                          31,     June 30,    Sept.       31,      31,
                                                                         1998       1998     30, 1998    1998     1999
                                                                        -------   --------   --------   -------  -------
Net revenues..........................................................  $1,079    $  1,258   $  1,647   $ 2,261  $ 2,453
Cost of revenues......................................................     151         262        333       453      540
                                                                        -------   --------   --------   -------  -------
    Gross profit......................................................     928         996      1,314     1,808    1,913
                                                                        -------   --------   --------   -------  -------
Operating expenses:
  Sales and marketing.................................................     564         784      1,218     1,482    1,650
  Product development.................................................     157         191        261       352      401
  General and administrative..........................................     629         959      1,349     1,690    1,870
  Stock based compensation............................................      41          66        172       527      335
                                                                        -------   --------   --------   -------  -------
    Total operating expenses..........................................   1,391       2,000      3,000     4,051    4,256
                                                                        -------   --------   --------   -------  -------
Loss from operations..................................................    (463)     (1,004)    (1,686)   (2,243)  (2,343)
Gain on sale of HomeScout division....................................   1,626
Common and preferred stock repurchase premium.........................                                   (1,384)
Interest expense......................................................      (7)         (8)       (43)      (35)     (49)
Other income, net.....................................................       6          29         13        94       57
                                                                        -------   --------   --------   -------  -------
Net income (loss).....................................................  $1,162    $   (983)  $ (1,716)  $(3,568) $(2,335)
                                                                        -------   --------   --------   -------  -------
                                                                        -------   --------   --------   -------  -------



                                                                                       Three Months Ended
                                                                        ------------------------------------------------
                                                                         Mar.      June                 Dec.      Mar.
                                                                          31,       30,      Sept.       31,       31,
                                                                         1998      1998     30, 1998    1998      1999
                                                                        -------   -------   --------   -------   -------
Net revenues..........................................................   100.0%    100.0%    100.0%     100.0%    100.0%
Cost of revenues......................................................    14.0      20.8      20.2       20.0      22.0
                                                                        -------   -------   --------   -------   -------
    Gross profit......................................................    86.0      79.2      79.8       80.0      78.0
                                                                        -------   -------   --------   -------   -------
Operating expenses:
  Sales and marketing.................................................    52.3      62.3      74.0       65.5      67.3
  Product development.................................................    14.6      15.2      15.8       15.6      16.3
  General and administrative..........................................    58.2      76.3      81.9       74.8      76.3
  Stock based compensation............................................     3.8       5.2      10.4       23.3      13.7
                                                                        -------   -------   --------   -------   -------
    Total operating expenses..........................................   128.9     159.0     182.1      179.2     173.6
                                                                        -------   -------   --------   -------   -------
Loss from operations..................................................   (42.9)    (79.8)   (102.3)     (99.2)    (95.6)
Gain on sale of HomeScout division....................................   150.7
Common and preferred stock repurchase premium.........................                                  (61.2)
Interest expense......................................................    (0.7)     (0.6)     (2.6)      (1.6)     (1.9)
Other income, net.....................................................     0.6       2.3       0.8        4.2       2.3
                                                                        -------   -------   --------   -------   -------
Net income (loss).....................................................   107.7%    (78.1)%  (104.1)%   (157.8)%   (95.2)%
                                                                        -------   -------   --------   -------   -------
                                                                        -------   -------   --------   -------   -------


    Net revenues increased in 1998 due to increases in the size of our client base. The rate of growth slowed in the first quarter of 1999, due to a decline in the rate of new client acquisition we experienced in the fourth quarter of 1998 and the first quarter of 1999. This decline was due principally to our conversion to a new database system which resulted in a reallocation of sales and marketing resources to maintaining client relationships. Our cost of revenues has increased each quarter, although generally at the same rate as the growth in net revenues.

    We expect that the rate of growth of our quarterly operating results will fluctuate due to a variety of factors, many of which are beyond our control. These factors include:

    - the level of demand in the automotive industry for Internet marketing and data aggregation services;

    - the rate and volume of additions to our client base;

    - the amount and timing of expenditures by clients for our services;

    - the introduction of new products or services by us or our competitors;

    - our ability to attract and retain personnel with the necessary technical, sales, marketing and creative skills required to develop our services and to service our clients effectively;

    - technical difficulties with respect to the Internet or infrastructure; and

    - economic conditions generally and specific to the automotive industry.

    As a strategic initiative or as a response to the competitive environment, we may from time to time make pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our short-term operating results. We also may experience seasonality in our business in the future resulting in diminished revenues as a result of diminished demand for our services during seasonal periods that correspond to seasonal fluctuations in the automotive industry or to fluctuations in industry spending for Internet marketing services. Due to all or any of the foregoing factors, in some future quarter our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially and adversely affected.

Results of Operations--PartsVoice

    The following table sets forth for the periods indicated certain historical statements of operations data of PartsVoice expressed in dollars (in thousands) and as a percentage of net revenues.

                                                                                           Year Ended December 31,
                                                                                       -------------------------------
                                                                                         1996       1997       1998
                                                                                       ---------  ---------  ---------
Net revenues.........................................................................  $   6,679  $   7,715  $   9,528
Cost of revenues.....................................................................      1,714      1,965      2,144
                                                                                       ---------  ---------  ---------
Gross profit.........................................................................      4,965      5,750      7,384
  Sales and marketing expense........................................................      1,339      1,419      1,662
  General and administrative expense.................................................      1,012      1,054      1,180
                                                                                       ---------  ---------  ---------
Income from operations...............................................................      2,614      3,277      4,542
Other income (expense)...............................................................         (1)        28         65
                                                                                       ---------  ---------  ---------
Net income...........................................................................  $   2,613  $   3,305  $   4,607
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------


                                                                                           Year Ended December 31,
                                                                                       -------------------------------
                                                                                         1996       1997       1998
                                                                                       ---------  ---------  ---------
Net revenues.........................................................................      100.0%     100.0%     100.0%
Cost of revenues.....................................................................       25.7       25.5       22.5
                                                                                       ---------  ---------  ---------
Gross profit.........................................................................       74.3       74.5       77.5
  Sales and marketing expense........................................................       20.0       18.4       17.4
  General and administrative expense.................................................       15.2       13.6       12.4
                                                                                       ---------  ---------  ---------
Income from operations...............................................................       39.1       42.5       47.7
Other income (expense)...............................................................         --        0.3        0.7
                                                                                       ---------  ---------  ---------
Net income...........................................................................       39.1%      42.8%      48.4%
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998


    NET REVENUES. Net revenues increased from $6.7 million in 1996 to $7.7 million in 1997 and to $9.5 million in 1998. Of the increase from 1996 to 1997, $543,000, or 52.4% of the change, was due to increased services provided to existing manufacturer clients and $489,000, or 47.2% of the change, was due to services provided to three new manufacturer clients. Revenues from individual dealership clients did not change significantly. Of the increase in net revenues from 1997 to 1998, $1.5 million, or 83.6% of the change, was due to increased services provided to manufacturer clients and $297,000, or 16.4% of the change, was due to the increase in the number of individual dealership clients.


    One of our clients, DaimlerChrysler, announced an internal initiative to bring elements of our parts locater service in-house. In 1998, revenues from this source represented approximately 25% of total PartsVoice revenues. Although we have not experienced a decrease in revenues from this source to date, we believe that the DaimlerChrysler initiative could eventually result in a reduction in revenues from DaimlerChrysler for parts locator services.

    COST OF REVENUES. Cost of revenues increased from $1.7 million in 1996 to $2.0 million in 1997 and to $2.1 million in 1998. This increase was due to increased personnel and phone charges required to support increased levels of net revenues. However, cost of revenues as a percentage of net revenues decreased from 25.7% of net revenues in 1996 to 22.5% of net revenues in 1998 as PartsVoice was able to leverage existing personnel and facilities to generate additional revenues during those periods.

    SALES AND MARKETING. Sales and marketing expenses increased from $1.3 million in 1996 to $1.4 million in 1997 and to $1.7 million in 1998. This increase was primarily due to increased personnel costs for sales and sales support personnel required to service the increased client base. Other marketing activities, such as trade shows and other manufacturer meetings, did not change significantly over the three year period. Sales and marketing expenses, as a percentage of net revenues, decreased from 20.0% in 1996 to 17.4% in 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were approximately $1.0 million for each year in the three year period. Accordingly, general and administrative costs, as a percentage of net revenues, declined from 15.2% in 1996 to 12.4% in 1998.

    NET INCOME. Net income increased from $2.6 million in 1996 to $3.3 million in 1997 and to $4.6 million in 1998 due to the increase in net revenues at a rate in excess of the growth in expenses. Net income increased from 39.1% of net revenues in 1996 to 48.4% in 1998.

Liquidity and Capital Resources

    Since inception, we have financed our operations primarily from sales of preferred stock, cash flow from operations and, to a lesser extent, borrowings under short-term debt facilities.

    Net cash used in operating activities was $374,000 in 1996, $1.8 million in 1997 and $3.8 million in 1998. In each case net cash used was primarily attributable to our net loss before non-operating and noncash items. Net cash used in operations was $99,000 for the three months ended March 31, 1998 and $1.6 million for the same period in 1999.

    In 1996, our net loss was partially offset by an increase in deferred revenues and accrued liabilities. In 1997, cash used in operating activities primarily consisted of the net loss after noncash items, the increase in accounts receivable and the decrease in accrued liabilities, offset by the increase in deferred revenues. In 1998, cash used in operating activities primarily consisted of the net loss after noncash items and increases in accounts receivable and other assets, offset by increases in accrued liabilities and deferred revenues. For the three months ended March 31, 1998, our net loss after non-operating items approximated our net cash used in operations. For the same period in 1999, net cash used was primarily attributable to our net loss and, to a lesser extent, the increase in other assets, partially offset by current liabilities.

    Net cash used in investing activities was $101,000 in 1996 and $348,000 in 1997, substantially all of which was used to acquire capital assets consisting primarily of computer equipment and software. In 1998, we used cash of $472,000 to acquire capital assets. Our other significant investing activities in 1998 were the sale of the assets of our former HomeScout division for $1.6 million and a use of $983,000 to purchase short-term investments. Beginning in 1997 and in addition to cash purchases of capital assets, we have leased capital assets under financing leases. The value of the assets acquired under terms of these leases were $21,000 in 1997 and $959,000 in 1998. In March 1998, we sold the assets of our HomeScout division, which generated cash proceeds of $1.0 million for the three months ended March 31, 1998. During the three months ended March 31, 1999 we used cash of $172,000 for investment in capital assets.

    Net cash provided by financing activities was $477,000 in 1996, $2.4 million in 1997 and $9.2 million in 1998. In 1996, net cash provided by financing activities consisted primarily of proceeds from the issuance of common stock, proceeds from lease financing transactions and officer advances. In 1997 and 1998, net cash provided by financing activities was primarily the result of proceeds from the issuance of preferred stock (net of repurchases), net of repayment of various short-term credit facilities and the $500,000 portion of the DealerNet purchase price that was payable in cash. Net cash used for financing activities was not significant for the three month periods ended March 31, 1998 and 1999.

    At June 30, 1999, we had cash and cash equivalents of approximately $100,000. In May 1999, we secured a line of credit from an institutional lender under which we may borrow up to $5.0 million, for a fee of 2.0%. Borrowings under this line of credit will bear interest at prime plus 2.0%, or 10.0%, and will be due on the earlier of completion of this offering or December 31, 1999. The line of credit is secured by Cobalt's assets. At June 30, 1999, the balance outstanding was $1.5 million. We also have short-term indebtedness in the principal amount of $23.0 million owed to the former owners of PartsVoice, which we incurred on April 30, 1999. We are required to repay the PartsVoice acquisition indebtedness and any borrowings outstanding under the line of credit with net proceeds from this offering. In addition, we will use approximately $2.0 million of the net proceeds to pay accrued and unpaid dividends on our outstanding preferred stock. See "Use of Proceeds."

    We had commitments for computer hardware and software purchases at June 30, 1999 amounting to $572,000. As of that date, we had total minimum lease obligations of $657,000 under certain noncancellable operating leases. We also are contractually obligated to make aggregate payments of $435,000 through December 31, 1999 for purchases of third-party advertising services that we are re-selling to clients, and $112,000 for purchases of corporate brand advertising.

    We believe that the net proceeds from this offering and the direct sale, together with cash flow from operations and funds available under our line of credit, will be sufficient to meet our cash requirements for the next twelve months. Depending on our rate of growth and cash requirements, we may require additional equity or debt financing to meet future working capital needs. We cannot assure you that such additional financing will be available or, if available, that such financing can be obtained on satisfactory terms.

Impact of Year 2000

    Many existing computer programs and hardware use only two digits to identify a year. These computer programs and hardware were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer programs and hardware could fail or create erroneous results by, at or beyond the year 2000. We have evaluated our internal and third party hardware and software systems and, based on this evaluation and statements published by our hardware and software suppliers, which we have not verified, we have determined that substantially all of our systems are Year 2000 compliant. All of our non-compliant purchased software is used for internal processes only and we intend to upgrade or replace and to test such software prior to December 31, 1999. We intend to replace all of our non-compliant hardware prior to December 31, 1999. We are in the process of assessing our internally developed software for Year 2000 compliance and intend to have all such software fully compliant by September 30, 1999. We also intend to execute a series of test scenarios during the remainder of 1999 to simulate the date change for all critical systems.

    The products and services used by our clients in connection with our services may not be Year 2000 compliant and as a result may lead to claims against us, the impact of which cannot be currently estimated. The aggregate cost of defending and resolving these claims, if any, could be significant. Year 2000 issues also could affect the purchasing patterns of our clients and potential clients as many automobile dealers, dealer groups and manufacturers are expending significant resources to replace or remedy their current hardware and software systems in order to resolve Year 2000 issues. In addition, our clients may experience interruptions to their businesses as a result of their failure to timely correct their Year 2000 issues. As a result, our clients may postpone or cancel purchases of our services, potentially causing interruptions to our revenue that could have a material adverse effect on our business, operating results and financial condition.

    In addition, we utilize other services developed and provided by third party vendors that may fail due to Year 2000 issues. We are currently assessing the Year 2000 readiness of our third party supplied services. Based upon the results of this assessment we will develop and implement, if necessary, a remediation plan with respect to third party services that may fail to be Year 2000 compliant.

    To date, we have expended internal resources associated with assessment and remediation of Year 2000 issues. Total expenses associated with our entire review and assessment are not presently determinable but are expected to be less than $25,000. The failure of our software and computing systems and of our third party vendors to be Year 2000 compliant could have a material adverse effect on our business, results of operations and financial condition.

    We currently have no contingency plans to address the risks associated with unremediated Year 2000 problems.

Quantitative and Qualitative Disclosures about Market Risk

    Substantially all of our cash equivalents and marketable securities are at fixed interest rates, and, as such, the fair value of these instruments is affected by changes in market interest rates. However, all of our cash equivalents and marketable securities mature within one year. As a result, we believe that the market risk arising from our holding of these financial instruments is minimal. In addition, all of our current clients pay in U.S. dollars and, consequently, our foreign currency exchange rate risk is immaterial. We do not have any derivative instruments and do not engage in hedging transactions.

New Accounting Pronouncements

    In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement became effective on January 1, 1999 and establishes accounting standards for costs incurred in the acquisition or development and implementation of computer software. These new standards will require capitalization of certain software implementation costs relating to software acquired or developed and implemented for our use. This statement does not have a significant effect on our financial position or results of operations.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective on January 1, 1999 and requires costs of start-up activities and organization costs to be expensed as incurred. This statement does not have a significant effect on our financial position or results of operations.

    The Financial Accounting Standards Board (FASB) recently issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity

(net assets) during a period from non-owner sources. We adopted SFAS 130 on January 1, 1998. To date, we have not had any significant transactions that are required to be reported as other comprehensive income other than our net (loss) income.


    The FASB recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management approach." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. We adopted SFAS 131 on January 1, 1998. We have determined that we do not have any separately reportable business or geographic segments and that it is impracticable for us to disclose separate revenues by service offerings.

                                    BUSINESS

Overview

    We are a leading provider of Internet marketing and data aggregation services to individual franchised automobile dealerships, multi-franchise dealer groups and automobile manufacturers in the United States. We enable our clients to develop and implement effective e-business strategies and to position them to capitalize on the increasing use of the Internet by consumers to research, evaluate and initiate purchases of new and pre-owned vehicles, parts and accessories, and automotive-related services such as financing and insurance. We currently offer our clients:

    - comprehensive Web site design, development and maintenance services;

    - data services such as extracting parts and vehicle inventory data from independent management systems and aggregating the information in centralized databases;

    - Internet advertising and promotional services; and

    - training and support services to help them use the Internet effectively in their businesses.

We are developing additional services to help our clients realize the potential of the Internet to attract and retain customers, increase the efficiency of their operations, and improve the productivity of their sales and service departments.

    We currently manage and maintain approximately 3,500 Web sites for clients holding more than 4,300 new vehicle franchises. Our clients include over 50 of the 100 largest dealer groups in the United States, as ranked by AUTOMOTIVE NEWS, and we are the manufacturer-endorsed provider of Web site solutions for the U.S. dealership networks of Acura, Hyundai, Infiniti, Jaguar, Lexus, Mercedes-Benz, Mitsubishi, Nissan, Saab, Subaru and Toyota. Our vehicle parts data services are used by clients holding more than 9,000 new vehicle franchises. We also provide vehicle parts data services to DaimlerChrysler, Hyundai, Mazda, Mitsubishi, Subaru and Toyota. In total, we provide our services to clients holding approximately 12,000 new vehicle franchises.

Industry Background

THE U.S. AUTOMOBILE RETAIL INDUSTRY

    The automotive retailing industry is one of the largest retail trade sectors in the United States with revenues totaling more than $1 trillion annually. New vehicle franchised dealerships generated more than $500 billion in new and pre-owned vehicle sales in 1998. In addition, franchised dealerships generate substantial revenues in vehicle service and parts sales and financing. While the automotive retailing industry is large, it remains highly fragmented and is characterized by relatively small, independent dealerships. In 1998, there were over 22,000 automobile dealerships in the United States representing more than 49,000 franchises. According to AUTOMOTIVE NEWS, the top ten U.S. dealer groups sold only 4.1% of the total new and pre-owned vehicles sold in 1998.

    The automotive retailing industry is highly competitive and characterized by relatively low margins. In many markets, there are numerous dealerships offering consumers identical, or very similar, products and services. Furthermore, the relatively high cost of a new car makes consumers price-sensitive and encourages comparison shopping among dealerships. These market dynamics result in low dealership pre-tax margins and require dealerships to maintain multiple sources of profitability. According to the National Automobile Dealers Association, or NADA, sales of new automobiles in 1998 represented 59% of the industry's revenues, although profits generated by new car sales comprised only 29% of total dealership profitability. In contrast, parts and service revenues and profits were approximately 12% and 47%, respectively.

    In 1998, dealerships spent more than $5.0 billion and manufacturers spent more than $7.0 billion in marketing and advertising to differentiate themselves in this highly competitive industry. According to NADA, U.S. automobile dealerships spent on average more than $225,000 in advertising in 1997, representing more than $440 per new vehicle sale.

GROWTH OF THE INTERNET

    The Internet has emerged as a significant global medium for communication, content delivery and commerce. International Data Corporation, or IDC, estimates that there were over 38 million Internet users in the United States at the end of 1997. IDC projects these numbers to increase to over 135 million Internet users in the United States by the end of 2002. Increasing Internet usage has facilitated the rapid growth of e-business. As the Internet has gained acceptance as a commercial medium, the dollar volume of online commerce transactions has risen dramatically. IDC estimates that the volume of goods and services purchased over the Internet will increase from $32 billion in 1998 to $425 billion in 2002.

    In addition to facilitating business transactions, the Internet enables businesses to target and manage a broad customer base and establish and maintain ongoing, direct customer relationships. As the number of businesses and information providers marketing on the Internet has grown, the Internet has become a primary source from which consumers can access a large amount of information regarding products and services, such as pricing, quality and specifications. Jupiter Communications, Inc. estimates that the amount spent on online advertising will increase from $1.9 billion in 1998 to $7.7 billion in 2002.

GROWING IMPORTANCE OF THE INTERNET TO THE AUTOMOTIVE RETAILING INDUSTRY

    The emergence of the Internet as a commercial medium has created an opportunity for automobile manufacturers and dealerships to market cost-effectively to and communicate with a large and growing pool of online consumers. J.D. Power and Associates estimates that 25% of new vehicle purchasers used the Internet to search for information on automobiles or otherwise assist them with their purchases in 1998 and that this figure will increase to approximately 37% by the end of 2001. J.D. Power and Associates estimates that 76% of these prospective customers who use the Internet during the shopping process visit manufacturers' sites to conduct research on vehicles. AutoNation, Inc., the largest multi-franchise dealer group in the United States, estimates that its 1999 Internet-generated automobile sales will exceed $750 million. AutoNation further estimates that 40% of its customers who used the Internet during the car buying process would not have made a purchase from AutoNation if it did not have an Internet presence. Forrester Research projects that dealerships will increase spending on Internet marketing to $600 million annually by 2002.

    We believe that the increasing demand for Internet marketing solutions in the automotive retailing industry provides a significant market opportunity for a business that:

    - understands the unique marketing requirements of automobile manufacturers and dealers;

    - creates compelling Internet content that targets the online automotive consumer; and

    - delivers a broad suite of services that can improve the productivity and efficiency of traditional automobile dealerships.

The Cobalt Group Solution

    We provide Internet marketing and data aggregation services that enable our clients to use the Internet effectively to attract and retain customers, increase the efficiency of their operations, and improve the productivity and effectiveness of their sales and service departments. We believe that our solution provides the following benefits:

RAPID DEPLOYMENT OF A COMPREHENSIVE INTERNET PRESENCE

    We can rapidly deploy sophisticated Web sites for individual dealerships as well as complex networks of dealership Web sites for a manufacturer's entire dealer network. Our clients are able to modify the design of their Web sites by selecting from a broad range of features that include dealer-specific content pages, a searchable vehicle database, and interactive communications tools. We offer a professional, scalable solution with features appropriate to each client's marketing budget and strategy.

    We enable our clients to remain focused on their own competencies and implement an e-business strategy and professional Internet presence by outsourcing a large portion of their Internet marketing needs to us.

CREATION OF AN ONLINE IDENTITY AND LEVERAGE OF BRAND ASSETS

    We enable our clients to build a distinct presence on the Internet that contributes to the development of their independent online brand image and reinforces their existing brand identity. Our manufacturer and dealer group clients can achieve a consistent Internet presence across their dealership networks by employing network-wide style and graphics templates that support a cohesive brand-building strategy. In addition, our individual dealership clients can use their Internet presence to build their own local or regional brand identities while leveraging the brand assets of the manufacturers they represent.

INCREASED RETURN ON INVESTMENT IN TRADITIONAL ADVERTISING MEDIA

    Our services enable dealerships to maximize their investments in traditional advertising media. Prospective dealership customers who learn about a dealership's Web site through traditional advertising can access the Web site for information about the dealership, its vehicle inventories and services, and special "Internet-only" promotional offers in an easy to use and interactive manner. We believe that dealerships that pursue an Internet marketing strategy and prominently feature their Web site address in their traditional advertising can expect a greater return on their investment in traditional media.

IMPROVED CUSTOMER ACQUISITION AND RETENTION

    Our services allow dealerships to communicate efficiently and effectively with their prospective and current customers. Our clients can obtain information about consumers and their preferences that enables dealers to present desired information in a targeted manner, thereby enhancing the relevancy of the response to the customer's inquiry. We design our services to help our clients to pursue, enrich and maintain customer relationships, which we believe increase the likelihood that the dealership will complete an initial sale and follow-on sales of vehicles and automotive-related products and services.

ENHANCED INTERNAL EFFICIENCIES

    Our services empower our clients to sell their products and services more efficiently. Our data aggregation and management capabilities enable our clients to present consolidated, system-wide vehicle and parts inventory information, collected from disparate sources and systems, and make this aggregated inventory searchable on a centralized Web site as well as on individual dealership Web sites. By providing an inexpensive mechanism to market vehicle and parts inventories to a broad audience, our clients are able to increase the frequency of inventory turns, thus reducing obsolescence and financing costs. Our dealership clients also can manage their inventory to meet customer needs more effectively and increase the likelihood of closing a sale. In addition, we believe that effective use of the Internet as a communication medium can increase the efficiency and productivity of, and reduce turnover among, a dealership's sales staff.

Growth Strategy

    Our objective is to be the premier provider of Internet marketing and e-business solutions to the automotive retailing industry. We intend to implement the following strategies to achieve this objective:

EXPAND OUR CLIENT BASE

    We intend to increase our market penetration by educating prospective clients about the benefits of deploying our comprehensive Internet marketing and data aggregation solution. We believe that we are perceived by the automotive retailing industry as understanding the needs and attributes of the "online shopper," and can leverage our reputation to continue building key relationships with manufacturers, dealer groups and individual dealerships. To take advantage of our position within the industry, we have adopted a consultative approach in our sales and marketing efforts and seek to be viewed by both current and prospective clients as their e-business partner of choice.

SELL ADDITIONAL SERVICES TO OUR EXISTING CLIENTS

    We seek to enhance our clients' understanding and appreciation of Internet and e-business strategies and encourage them to upgrade their Web sites with additional services and new features. We believe that our best informed clients are the most likely to purchase additional services from us. Consequently, our account management activities include recommending service upgrades that are consistent with a client's e-business strategy, Internet management capabilities, and marketing budget. In addition, we estimate that less than 10% of our client base purchases both Internet marketing and data aggregation services from us. We believe that we have an opportunity to cross-sell our entire service offerings to clients that currently purchase only one service from us.

INCREASE OUR SERVICE OFFERINGS

    We are committed to expanding our suite of Internet services to address the evolving needs of our clients. We have identified a number of opportunities that we believe leverage our large network of dealership clients, our core competencies in data acquisition and integration, and our technical and online marketing expertise. For example, in late 1999 we expect to introduce a service to assist our dealership clients to integrate data captured from their Web sites with data extracted from their existing dealer management systems to track leads and manage existing customers.

PURSUE GROWTH BY ACQUISITIONS

    We are continually assessing strategic investments and acquisitions that are aligned with our goals of increasing our client base and expanding our service offerings. For example, our recent acquisition of PartsVoice provided us with access to clients representing an additional 8,000 franchises as well as a new suite of services. As a result, we are now positioned to cross-sell our comprehensive Internet marketing and data aggregation services to our combined client base.

CAPITALIZE ON INTERNATIONAL MARKET OPPORTUNITIES

    We expect to offer our Internet solution in foreign markets to address the global e-business needs of our manufacturer clients and to leverage our technical expertise and existing service offerings for dealerships in countries with rapidly increasing Internet usage.

Service Offerings

    We currently offer comprehensive Web site design, development and maintenance services; data extraction, aggregation and management services; and Internet advertising and promotional services. We also offer other services such as Internet training and support.

    Web Site Design, Development          Data Extraction, Aggregation            Internet Advertising and
      and Maintenance Services              and Management Services                 Promotional Services
------------------------------------  ------------------------------------  ------------------------------------
- Basic content pages                 - Vehicle inventory data extraction   - Internet classified advertising
- E-mail forms                          and database management             - Banner advertising
- Dealer-managed pages                - Parts inventory data extraction     - Interactive promotion development
- Web traffic reporter                  and database management               and management
- Multimedia enhancement              - Service record data extraction and  - DEALERNET Web site
- Creative and development services     decoding                            - Creative and development services
- Client training and support         - Additional data extraction          - PARTSVOICE parts marketing service
                                        services

WEB SITE DESIGN, DEVELOPMENT AND MAINTENANCE SERVICES

    The foundation of our service offerings is a powerful, cost-effective Web site. We offer a wide range of features and options that enable our clients to have a robust e-business platform. Our core Web site solution has more than 40 features, each of which is available for incremental monthly fees. These features include:

    BASIC CONTENT PAGES. We believe that effective dealer Web sites provide substantial information about the dealership. Consequently, we offer our clients a range of content templates and format styles that enable them to customize the dealer-specific content of their online presence and highlight the specific benefits and attributes associated with their dealerships. Our available content templates include, among others:

    - a welcome letter;

    - a map and directions to the dealership location;

    - dealership history;

    - customer testimonials;

    - financing information;

    - management and staff profiles;

    - dealership news and events; and

    - vehicle maintenance schedules.

    E-MAIL FORMS. We offer a variety of tailored e-mail forms on the Web site to address specific customer needs and interests, including requests for financing pre-qualification, service appointments, and price quotes on specific vehicles. These forms include dynamically generated content, such as information about a vehicle listing and a photograph of the vehicle about which the customer has inquired. The forms also solicit context-specific information from the customer to enhance the shopping experience and ensure that the dealership receives the information necessary to respond fully and promptly to the inquiry.


    DEALER-MANAGED PAGES AND CONTENT LIBRARY. Our WEBEDGE Power Marketing Tools include features that allow our clients to build special promotional pages on their sites quickly and easily using a simple step-by-step program and a wide array of stylistic templates, vehicle images and logos. Using our ADWIZARD tool, dealers can create and post custom, new vehicle display advertisements on their Web site. Dealers can use our DEALER'S CHOICE tool to create advertisements for pre-owned vehicles. Similarly, our INSTANT INCENTIVES feature allows our clients to create coupons for services and highlight special offerings. These tools allow users to schedule the start and stop dates for the special offerings, which is particularly important in advertising manufacturer incentive programs.

    WEB TRAFFIC REPORTER. Our Web site user traffic reporting feature allows dealerships to review activity on their Web sites. Available data include total page views, addresses of referral sites, and parameters of vehicle searches conducted by site visitors. This information enables dealerships to make informed decisions about management of their Internet marketing programs and to allocate their marketing resources more effectively.

    MULTIMEDIA ENHANCEMENT OPTIONS. We also offer other features, such as streamed audio and video, animated graphics and scrolling "ticker tape" messages, that dealerships may add to enrich their sites.

DATA EXTRACTION, AGGREGATION AND MANAGEMENT SERVICES

    An important component of our services to our clients is our ability to extract data from their dealership management information systems, process this data into standard record structures, and integrate it with data from other sources into our databases.

    VEHICLE INVENTORY DATA EXTRACTION AND DATABASE MANAGEMENT. Our vehicle inventory data extraction and management service allows dealerships to include a searchable database of their new and pre-owned vehicle inventory on their Web sites. In most cases, we can extract basic inventory data from a dealership's information system, populate the database with this information, and then permit the dealership to make real time enhancements to their listings by adding photos, descriptive text or other information.

    PARTS INVENTORY DATA EXTRACTION AND DATABASE MANAGEMENT. We currently extract parts inventory data on behalf of our clients from dealerships representing more than 9,000 dealer franchises, and our database contains information on more than 38 million parts. Manufacturer clients and dealership parts managers can access this database over the Internet or through an interactive voice response telephone system to check parts inventories and to locate parts needed by their customers. In 1998, our parts inventory database received more than nine million queries.

    SERVICE RECORD EXTRACTION AND DECODING. We recently introduced a service record extraction and decoding service. This service extracts individual vehicle service records from dealership information systems and converts disparate dealership labor operations codes into a standard set of codes, making it possible to review service record information across a network of dealer databases. This process enables automobile manufacturers to aggregate vehicle service records across their entire dealership network. We currently provide this service to DaimlerChrysler.

    ADDITIONAL DATA EXTRACTION SERVICES. We also perform customized data extraction and aggregation tasks for our manufacturer clients, such as dealership sales and financial performance and parts sales history reporting.

CREATIVE AND DEVELOPMENT SERVICES

    Many of our clients request custom solutions or service upgrades to enhance our standard dealership Web site system. For example, dealer group Web sites generally require significant custom design and development work to enable prospective customers to access information about multiple franchises and dealerships as well as search the aggregated inventory of all dealerships in the group on one central site. We provide these custom development services on a per-project basis and typically charge fees based on the anticipated staff time required to complete the project.

INTERNET ADVERTISING AND PROMOTIONAL SERVICES

    We provide a range of Internet advertising and promotion services for clients that seek to allocate a portion of their marketing budgets to driving increased traffic to their Web sites and generating additional customer leads.

    INTERNET ADVERTISING PROGRAMS. We provide our dealer group and individual dealership clients with a complete range of advertising services, including creating necessary graphics such as advertising banners, developing interactive media plans, and purchasing interactive media. In addition, we sell participation in and upload our clients' pre-owned vehicle listings to, a variety of national and regional Internet classified advertising services, including TraderOnline.com, Classifieds2000, Yahoo! Classifieds, and others. We provide a complete service to both our clients and the Internet advertising partners by selling the service, collecting, modifying, and enhancing the required data, transmitting the data to the advertising partner, addressing client service issues, and remitting advertising fees to the advertising partner.

    On behalf of our clients, we have purchased advertising from Internet media companies such as Yahoo!, Big Yellow, MapQuest, and 24/7 Media. We also have purchased blocks of advertising space on high traffic Web sites and are reselling that inventory to our clients for banner and tile advertisements.

    INTERACTIVE PROMOTION DEVELOPMENT AND MANAGEMENT. We assist our clients in creating and managing Internet promotional events, such as car and other product giveaways, to generate traffic to their Web sites and to promote specific products. Online promotions generate leads for our clients from promotion registrants who request additional information about the dealership, its products and future promotions.

    DEALERNET WEB SITE. Our DEALERNET Web site is an automotive research destination site that generates visibility for our dealership clients' inventories of new and pre-owned vehicles and increases traffic to our dealership clients' Web sites. Unlike other automotive sites, the names of participating dealership clients and links to their Web sites are prevalent throughout the site. The DEALERNET Web site users may browse model specifications and prices for new cars from every major automobile manufacturer. In addition, users may specify vehicle features and submit new vehicle purchase requests, and search for more than 330,000 new and pre-owned vehicles linked to more than 1,800 Web sites.

TRAINING AND SUPPORT

    We offer both fee-based and complimentary training programs for our clients to educate dealership and dealer group owners, managers, and sales staff, manufacturer marketing personnel, and other client personnel about implementing an effective Internet marketing program. In addition, our direct sales consultants meet with clients to provide one-on-one training and our customer service staff provides unlimited telephone support to our clients to address technical questions about our services that may arise from time to time. See "--Sales and Marketing."

YACHTWORLD MARKETING SERVICE

    When we commenced operations in 1995 we offered Internet solutions to the automotive retailing, residential real estate and yachting industries. In 1997, we began focusing our efforts on the automotive retailing industry. We sold our HomeScout real estate business in 1998 and continue to operate our YACHTWORLD Web site as a distinct line of business. The YACHTWORLD Web site provides prospective yacht buyers with access to thousands of yacht listings from hundreds of yacht brokers. As of May 24, 1999, our YACHTWORLD Web site listed more than 16,000 yachts for sale or charter by more than 500 brokers located in 16 countries. The site also contains a directory of nearly 18,000 marine-related businesses, editorial content from several leading boating publications, and other marine-related content. On average, more than 5,000 users search the YachtWorld database every day. Yacht brokers pay a monthly subscription fee to list their boats on our YACHTWORLD Web site.

PLANNED FUTURE SERVICES


    We have entered into an agreement in principle with GE Capital Management Corporation that calls for us to market its automobile extended warranty services to our dealer network. We expect to offer the warranty services through our standard package of Internet marketing services as well as through our DEALERNET Web site. As a part of the agreement, Cobalt has agreed to issue GE Capital Management Corporation warrants to purchase 100,000 shares of Cobalt common stock. The warrants will be exercisable for 30 days after the date of this prospectus at an exercise price equal to the public offering price in this offering.


Clients

INDIVIDUAL DEALERSHIPS

    We have designed, developed and currently maintain approximately 3,500 Web sites for clients holding more than 4,300 new vehicle franchises. Our vehicle parts data services are used by clients holding more than 9,000 new vehicle franchises. Fewer than 10% of our clients purchase both services, and we believe that we have the opportunity to strengthen our relationships with our dealership clients by cross-selling our other services to clients that currently purchase only one category of service from us. The chart below illustrates the approximate number of franchises for which, as of April 30, 1999, we provided Internet marketing services and for which we provided data aggregation and parts locator services:

                                                        Internet              Data Aggregation and
Franchise                                          Marketing Services        Parts Locator Services
--------------------------------------------  -----------------------------  -----------------------
Acura.......................................                  159                          --
Audi........................................                   32                          --
BMW.........................................                   52                          34
Chrysler....................................                  485                       3,888
Ford........................................                  355                       1,382
General Motors..............................                  733                       1,392
Honda.......................................                  232                          95
Hyundai.....................................                   61                          51
Infiniti....................................                   73                          --
Isuzu.......................................                   62                         241
Jaguar......................................                   21                          --
Kia.........................................                   47                          --
Lexus.......................................                  174                          --
Mazda.......................................                   66                         589
Mercedes-Benz...............................                  316                          32
Mitsubishi..................................                  117                         264
Nissan......................................                  299                         114
Porsche.....................................                   34                          --
Saab........................................                   65                          26
Saturn......................................                   43                           *
Subaru......................................                   54                         286
Suzuki......................................                   22                          --
Toyota......................................                  726                         629
Volkswagen..................................                   60                          78
Volvo.......................................                   40                          48

---------

*   Included in the 1,392 General Motors franchises listed above.

MULTI-FRANCHISE DEALER GROUPS

    Dealer groups are networks of franchised dealerships under common ownership and management. In general, marketing strategies for dealer groups are designed and implemented on a centralized basis. Our Internet solutions are particularly applicable to the needs of both large dealership consolidation companies and smaller, regional dealership groups that recognize the need to aggressively establish their companies' online brand identities and implement Internet marketing programs across their dealership networks. We provide services to more than 50 of the 100 largest multi-franchise dealer groups in the United States including five of the ten largest multi-franchise dealer groups as ranked by AUTOMOTIVE NEWS: AutoNation, Inc., Hendrick Automotive Group, Planet Automotive, Sonic Automotive Inc., and United Auto Group Inc.

MANUFACTURERS

    We are the manufacturer-endorsed provider of Web site solutions for the U.S. dealership networks of Acura, Hyundai, Infiniti, Jaguar, Lexus, Mercedes-Benz, Mitsubishi, Nissan, Saab, Subaru and Toyota. In addition, we are a provider of vehicle parts data services to DaimlerChrysler, Hyundai, Mazda, Mitsubishi, Subaru and Toyota. We intend to cross-sell our services offerings to our current manufacturer clients, and continue to pursue relationships with other manufacturers to expand our client base.

OTHER CLIENTS

    We have leveraged our experience in the automotive retailing industry, our technical expertise, and our sales and marketing capabilities to create a Web site program for Case Corporation heavy equipment dealerships and Case/IH farm equipment dealers. In April 1999, we launched default Web sites for approximately 1,500 Case and Case/IH dealerships in North America and recently have begun marketing enhanced services to this dealer group. We believe that there are a number of other dealer-based industries with attributes similar to the automotive retailing industry that would benefit from our Internet solution.

    We also provide Internet marketing services to multi-franchise regional dealership associations. Regional dealership marketing associations such as the Western Washington Toyota Dealers Association, Infiniti West Region, and the Bay Area Nissan Retailers have established online presences to promote their members' individual sales and marketing programs.

Client Case Study

    The following case study describes what we believe to be an effective implementation of our Internet solution by a dealership.

HUEY'S HONDA

    In 1997 we were retained by Huey's Honda of Frontenac, Missouri to design and build its dealer Web site. The initial Web site consisted of basic content pages, customer e-mail forms, and Web site traffic reports, as well as premium services that allowed Huey's Honda to customize its Web site with advertisements and dealer specials. Since the Huey's Honda site was launched, the dealership has added features such as the ability to search new vehicle inventory, a customer support page, and additional design and graphics elements. In addition, we have assisted Huey's Honda in increasing traffic to its site through inventory listings with Classifieds2000 and TraderOnline, and in coordinating banner advertising purchases from Yahoo! and the St. Louis Post-Dispatch. A prospective customer can view new and pre-owned vehicle inventory, vehicle service and maintenance schedules, dealership hours and directions, new model specials and Internet-only coupons and specials. As the commitment of Huey's Honda to maintaining an online presence has grown, our average monthly billings to Huey's Honda have increased from an average of approximately $900 per month in 1997 to more than $2,000 per month as of June 1999. Traffic to the Huey's Honda Web site in June 1999 reached 1,822 visits and 14,551 page views, and the dealership attributes approximately 25% of its new customer business to its Internet presence.

Sales and Marketing

    SALES AND MARKETING ORGANIZATION. Our sales and marketing staff is responsible for sales to and support of our individual dealership, dealer group and manufacturer clients. Our marketing staff consists of 34 professionals who are principally responsible for initiating and managing our relationships with automobile manufacturers and large dealer groups, as well as for product management and creative services, marketing communications, and online media activities. Our 40 field sales consultants are organized into 21 geographic territories within six regions, and are principally responsible for initiating and maintaining direct contact with our individual dealership and smaller dealer group clients. In addition to our field sales force, our headquarters-based sales team is dedicated to supporting our field sales consultants and providing customer service to our dealership clients.

    ACCOUNT ACQUISITION AND MANAGEMENT. Our sales and marketing efforts are focused on account acquisition and management. Account acquisition consists of identifying prospective clients, arranging initial meetings to explain the general capabilities and benefits of our solution, identifying the specific needs and interests of prospective clients, and helping prospective clients create an integrated Internet marketing strategy.

    Once we have launched a client's initial Internet marketing solution, we work to ensure that the client receives the maximum benefit from our services. Finally, we provide a range of support and training to help increase our clients' Internet marketing and e-business expertise and improve their internal processes. In addition, as a client's Internet marketing expertise increases, we suggest additional services that are appropriate for that client's strategy, Internet management capabilities, and budget. We believe that well-informed clients are the most likely to purchase additional services from us.

    MANUFACTURERS

    We provide manufacturers with an Internet solution that gives each dealer in the manufacturer's dealer network a unique Web site and allows the dealers to extensively customize their sites while maintaining the manufacturer's graphic look and feel across the dealership network. Our Internet marketing solution allows manufacturers to leverage their considerable investments in brand image and the graphic assets supporting that brand, while enabling each dealership to distinguish itself from others holding the same franchise.

    Our manufacturer relationships typically begin with meetings between our senior executives and members of the manufacturer's marketing or dealer relations staff. During these initial meetings, we present our capabilities and explain the benefits of our services to both the manufacturer and its dealership network. Once we have been retained, we will work with the manufacturer's advertising agency or other vendors to develop a design template for the dealer Web sites. We then create standard Web sites containing name and contact information for every dealership in the network and follow-up by contacting each dealership to obtain additional information, sell additional enhancements to the manufacturer-provided solution and provide training.

    Following the launch of Web sites for the dealership network, our ongoing relationship with a manufacturer is assigned to a specific account executive who is responsible for that relationship. The account executive consults with the manufacturer's marketing managers in developing an Internet marketing plan, and helps the client understand the value of our Internet marketing and data aggregation and management capabilities.

    MULTI-FRANCHISE DEALER GROUPS

    Our dealer group relationships often result from introductions to the parent organization following our development of a manufacturer-endorsed Web site for a dealership member of the group. Our approach to acquiring and supporting dealer groups is similar to the strategy that we employ with manufacturer prospects and clients. We seek to build a relationship with the dealer group at the corporate level and dedicate a specific account executive to serve the client's needs. The account executive is responsible for selling services such as a central Web site for the group, individual dealership Web sites that present a consistent brand image across the group, searchable inventory listings of vehicles for all dealerships in the group and our online advertising services. In recognition of the importance of this client category to our business strategy, we recently established a sales and marketing team dedicated to identifying and developing relationships with multi-franchise dealer groups.

    INDIVIDUAL DEALERSHIPS

    Our field sales consultants generally begin their dialogue with individual dealerships either through a manufacturer or dealer group relationship or through traditional sales calls upon the dealer principal, general manager or other dealership management staff. We also obtain sales leads through our participation at trade shows and similar industry events, direct mail solicitations and telemarketing efforts. When the dialogue is in the context of a manufacturer- or dealer group-endorsed Internet marketing program, our sales consultants and headquarters-based sales associates will introduce the details and benefits of the program, conduct training, collect information about the dealership, and coordinate the launch of the dealer's Web site. Once the Web site is active, the designated sales consultant will make periodic calls upon the dealership to introduce new services, conduct further training, and assess the client's needs for additional services. In addition, our headquarters-based sales team assists dealership clients with changes to their Web sites, inventory data acquisition and management issues, and provides ongoing support services.

Technology Infrastructure

    Our technology infrastructure consists of our proprietary Web site production and publishing system, our data extraction, aggregation and management tools, our software development capabilities and our Web server and database management infrastructure.

WEB SITE PRODUCTION AND PUBLISHING

    We have developed a hardware and software system and a body of software tools that enable us to generate large numbers of Web sites with a consistent look and feel while simultaneously preserving the flexibility to enhance each site with custom content and features. Our Web site production and publishing system has enabled us to launch and maintain thousands of individual dealership Web sites in connection with automobile manufacturer Internet marketing initiatives.

DATA EXTRACTION, AGGREGATION AND MANAGEMENT

    We also have developed tools to collect, aggregate and manipulate efficiently large quantities of data from disparate sources. We currently extract data from a variety of dealership information systems, and we also collect data from our manufacturer and dealer group clients. In addition, we provide our dealer clients with tools to modify and enhance their inventory data when it resides in our database. We then aggregate data from these disparate sources to provide access to and searchability of our dealer clients' vehicle and parts inventory across our entire dealer network, to defined groups of our dealer clients, or to individual dealers.

SOFTWARE DEVELOPMENT

    We believe that strong software development capabilities are essential to implementing our strategy of expanding our customer base successfully, selling more of our services to our existing customers and expanding our service offerings. We spend a substantial amount of time and resources on the development of new services. In an effort to increase our ability to develop and bring new services to market rapidly, we recently augmented our development organization with an Austin, Texas office dedicated to new services development. In addition, we work to enhance our existing suite of services. We believe that our future success will depend in significant part on our ability to improve the performance, functionality and reliability of our Internet marketing and data aggregation and management services.

WEB SERVER AND DATABASE MANAGEMENT

    The demands on our Web site publishing system have increased rapidly with the increase in the number of Web sites maintained on our system, the traffic loads on our Web servers, and the volume of queries to our database servers. Our Web site production and publishing system resides on a range of Web and database servers. We currently have database servers running the Oracle database on Sun hardware. We also operate

Digital Equipment VAX servers. This hardware and software support the system that maintains all the Web sites we create, as well as manage the vehicle inventory, parts inventory and other data employed in our data aggregation services. We have invested significantly in hardware and software to support the rapid growth in demands on our hardware and software infrastructure and we continually strive to improve the capacity, efficiency, and performance of our systems. We believe that we have established a scalable technology platform, and we anticipate that continued growth in demands on our system will require substantial additional investments.

    Our Internet connectivity is established through our bandwidth provider's multiple and redundant private network access points to the Internet backbone. Our system hardware is housed in locked, climate controlled, dedicated server rooms at facilities in Seattle, Washington and Portland, Oregon. Security is provided through features inherent in our operating systems.

Competition

    Our Internet marketing services compete directly with services offered by local and regional Web site development firms and indirectly with advertising agencies. We believe, however, that we currently do not have a direct competitor in our Internet marketing services business that has market penetration, geographic coverage, service offerings, technical expertise or infrastructure comparable to ours. We may be perceived by some dealerships to compete with automobile sales lead generation services such as autobytel.com, AutoVantage, AutoConnect, CarPoint and Autoweb.com, if these dealerships maintain a distinct Internet marketing budget. Our data aggregation and management services compete with data aggregation service providers such as The Reynolds and Reynolds Company and ADP.

    It is possible that, in the future, some or all automobile manufacturers could attempt to provide services comparable to those that we provide to our dealership clients. In such an event, our ability to retain our dealership clients could be impaired. In 1997, DaimlerChrysler announced an internal initiative to bring elements of our parts locator service in-house. If implemented, this initiative could significantly reduce our contract revenues for parts locator services to DaimlerChrysler. While we believe that we will be able to leverage our expertise and dealership network to provide better quality services at lower cost than dealerships likely would receive from their franchisor, we cannot be certain that we will be successful in doing so, or that our manufacturer clients may not attempt to bring such services in-house for other reasons beyond our control.

    While the market for Internet-related services is competitive, we believe the following factors will contribute to our future success in providing such services to the automotive industry:

    - our ability to offer an integrated, comprehensive Internet solution;

    - our cooperative relationships with a significant number of dealerships, dealer groups, and manufacturers;

    - the depth and breadth of our industry expertise;

    - our proprietary technology and technical expertise; and

    - our commitment to customer service and reputation for responsiveness.

    The market for providing Internet marketing services is relatively new and rapidly evolving. We anticipate competition in the market for automotive retailing industry Internet services will increase over time. Barriers to entry on the Internet are relatively low, and we may face competitive pressures from numerous companies, particularly those with existing data aggregation capabilities that may be easily integrated with Internet services. Furthermore, our existing and potential competitors may develop offerings that are perceived as better than our services or otherwise achieve greater market acceptance.

Intellectual Property

    We regard substantial elements of our service offerings as proprietary and believe that they are protected by intellectual property rights including trademark, service mark, copyright, and trade secret laws, and contractual restrictions on their use by licensees and others. Although from time to time we may apply for registration of our trademarks, service marks, and copyrights with the appropriate U.S. agencies, we do not rely on such registrations for the protection of these intellectual property rights. We often enter into confidentiality agreements with our employees and consultants and with third parties in connection with our business operations and services offerings. These confidentiality agreements generally seek to control access to, and distribution of, our technology, documentation, and other confidential information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use or disclose to others our confidential information without authorization or to develop similar technology independently.

    Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the intellectual property rights of others. Furthermore, our business activities may infringe upon the proprietary rights of others and other parties may assert infringement claims against us, including claims that arise from directly or indirectly providing hyper-text links to Web sites operated by third parties. Moreover, from time to time, we may be subject to claims of alleged infringement by us or our clients of the trademarks, service marks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, might subject us to significant liability for damages, might result in invalidation of our intellectual property rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and have a material adverse effect on our business, results of operations and financial condition.

    We currently license from third parties technologies and information incorporated into our products and services. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. We cannot assure you that these third party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Additionally, we cannot assure you that the third parties from which we currently license our technology and information will be able to defend their proprietary rights successfully against claims of infringement or invalidity. If any of these technology and information licenses are not available to us in the future, we may be delayed in introducing, or fail to introduce, new features, functions or services. It could also adversely affect the performance of our existing services until equivalent technology or information can be identified, obtained and integrated.

Employees

    As of June 30, 1999, we had 302 employees. We engage independent contractors for database management and programming activities. We consider our relations with our employees to be good. We have never had a work stoppage, and no employees are represented under collective bargaining agreements.

Facilities

    Our headquarters are located in a single office building in Seattle, Washington. We occupy approximately 23,500 square feet on two floors, which are leased through October 2000. We have an option to renew the lease for an additional five year term. Our PartsVoice subsidiary operates from approximately 8,800 square feet of office space in Portland, Oregon, that is leased through November 1999. We currently are negotiating an extension of this lease. We also lease approximately 1,200 square feet of office space in Austin, Texas, for our new services development team. We believe that this space is adequate to meet our needs for the present, and that additional space will be required in the near future to accommodate our planned growth and that additional or substitute space will be available as needed to accommodate any expansion of our operations.

Legal Proceedings

    There are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on our business, results of operations and financial condition.

                                   MANAGEMENT

    Directors and Executive Officers

    The following table sets forth information as of June 30, 1999 regarding our executive officers and directors.

Name                                                       Age                            Position
-----------------------------------------------------      ---      -----------------------------------------------------
Geoffrey T. Barker...................................          37   Co-Chief Executive Officer and Director
John W. P. Holt......................................          42   Co-Chief Executive Officer and Director
Brian G. Allen.......................................          52   Vice President, Parts Services
Jackie L. Davidson...................................          38   Vice President, Finance
David M. Douglass....................................          43   Chief Financial Officer/Vice President, Operations
                                                                    and Secretary
Rajan Krishnamurty...................................          42   Vice President, Development
Jeffrey B. Lissack...................................          39   Vice President, Business Integration
Joseph W. Petrucci...................................          41   Vice President, Field Sales
Kenneth D. Pfau......................................          38   Vice President, Special Projects
David L. Potts.......................................          38   Vice President, Business Development
Diane R. Wetherington................................          40   Vice President, Marketing
Mark T. Koulogeorge(1)...............................          35   Director
Joseph P. Landy(2)...................................          38   Director
Ernest H. Pomerantz(1)...............................          57   Director
J. D. Power, III.....................................          68   Director
Howard A. Tullman(1)(2)..............................          54   Chairman of the Board of Directors

---------

(1) Member of audit committee

(2) Member of compensation committee

    MR. BARKER co-founded Cobalt in March 1995 and has served as its Co-Chief Executive Officer and as a Director since inception. From March 1994 to February 1995, Mr. Barker was Vice President of New Business at IVI Publishing, Inc., a publicly-held multimedia developer and publisher. From 1989 to 1994, Mr. Barker was a Vice President at Piper Jaffray, Inc., specializing in corporate finance for new media technology companies. Prior to 1989, Mr. Barker held positions in investment banking at Salomon Brothers Inc and securities trading at Kidder, Peabody & Co., Inc. Mr. Barker is a director of GreatFood.com, Inc. Mr. Barker holds an M.B.A. degree from Columbia University and a B.A. degree in Economics from Tufts University.

    MR. HOLT co-founded Cobalt in March 1995 and has served as its Co-Chief Executive Officer and as a Director since inception. From March 1994 to February 1995, Mr. Holt was Director of Affiliate Label Publishing for IVI Publishing, Inc. where he developed and directed IVI's affiliate label publishing program. From 1989 to 1993, Mr. Holt served as Vice President of Growth and Development at Oceantrawl Inc., a seafood processing company. Mr. Holt holds an M.P.P.M. degree from The Yale School of Organization and Management and a B.A. degree in English from Bowdoin College.

    MR. ALLEN has served as a Vice President of Cobalt since April 1999, and upon completion of this offering will become the President of PartsVoice, LLC. From 1981 to 1999, Mr. Allen was President of Compu-Time, Inc., a computer services bureau that was one of three owners of PartsVoice LLC, a vehicle parts data acquisition and management company. Mr. Allen holds an M.B.A. degree from the University of Oregon and a B.S. degree in Accounting from the University of Oregon.

    MS. DAVIDSON has served as Cobalt's Vice President of Finance since December 1996. From 1990 to 1996, Ms. Davidson was Chief Financial Officer of Oceantrawl Inc., a seafood processing company where Ms. Davidson was responsible for operational accounting, financial reporting and management of debt facilities. Ms. Davidson holds a B.A. degree in Business Administration from Washington State University.

    MR. DOUGLASS has served as Cobalt's Chief Financial Officer and Vice President of Operations since July 1998 and as Secretary since May 1999. From 1977 to 1998, Mr. Douglass was employed by PACCAR Inc, a heavy-duty truck manufacturer encompassing the Kenworth, Peterbilt, Foden and DAF nameplates. His positions included Managing Director of Foden Trucks, Director of Internal Audit--PACCAR, and National Dealer Development Manager--Peterbilt Motors. Mr. Douglass holds an M.B.A. degree from the University of Washington and a B.A. degree in Economics and Finance from the University of Puget Sound.

    MR. KRISHNAMURTY has served as Cobalt's Vice President of Development since December 1998. From 1997 to 1998, Mr. Krishnamurty was a Manager of Test Execution for Perot Systems, a software services and consulting company. Before joining Perot Systems Corporation, from December 1976 to July 1997, Mr. Krishnamurty held various management positions at International Business Machines Corporation, including General Manager of Professional Services, India, and Program Director of Power Personal Systems in Austin, Texas, where he was responsible for key software solutions to differentiate Power PC-based systems. Mr. Krishnamurty holds an M.S. degree in Electrical Engineering from the University of Texas and a B.S. degree in Electrical Engineering from the University of Houston.

    MR. LISSACK has served as Cobalt's Vice President of Business Integration since May 1999. From July 1998 to May 1999, Mr. Lissack was Cobalt's Vice President of Business Development. From January 1998 to June 1998, Mr. Lissack was Cobalt's Director of Product Management. From June 1997 to December 1997, Mr. Lissack served as an independent consultant to Cobalt. From July 1990 to May 1997, Mr. Lissack was Director of Market Development for the Massachusetts Department of Environmental Protection's recycling division. Mr. Lissack holds an M.P.P.M. degree from The Yale School of Organization and Management and a B.A. degree in Political Science from Williams College.

    MR. PETRUCCI has served as Cobalt's Vice President of Field Sales since June 1999. From April 1999 to June 1999 Mr. Petrucci was Cobalt's Director of Sales. From January 1990 to April 1999 Mr. Petrucci was employed by Etak, Inc., a provider of digital mapping services. His positions included: Vice President of Sales; Vice President of Sales & Marketing; Director of Internet Sales; Director of Western Region Sales and Western Region Sales Manager. Prior to his tenure at Etak, Mr. Petrucci was a member of Stanford University's teaching staff and held the positions of Director of Marine Development and Director of Sailing from September 1980 to March 1989. Mr. Petrucci has a B.A. degree in Economics and Geology from Tufts University.

    MR. PFAU has served as Cobalt's Vice President of Special Projects since June 1999. Since joining the Company in 1995, Mr. Pfau held a variety of sales positions including Sales Manager, Director of Sales and Vice President of Sales. From 1994 to 1995, Mr. Pfau served as Assistant Sales Manager for New Wilson Ford in Seattle, Washington. Prior to joining New Wilson Ford, from 1986 to 1994, Mr. Pfau was with Harris Ford in Seattle, Washington, where he was responsible for Commercial Truck and Fleet Sales and acted as Finance and Insurance Manager. Mr. Pfau holds a B.A. degree in Asian Studies from the University of Puget Sound.

    MR. POTTS has served as Cobalt's Vice President of Business Development since April 1999. From 1996 to 1999, Mr. Potts was a Managing Director for 2Bridge Software where he was responsible for sales, product management and professional services development. From 1995 to 1996, Mr. Potts was Vice President of Multimedia Business Development for Dataware Technologies, Inc. In 1992, Mr. Potts co-founded Ledge Multimedia, a CD-Rom production company where he served as Executive Vice President until 1995. Mr. Potts holds an M.A. degree in Law & Diplomacy from The Fletcher School at Tufts University and a B.A. degree in History from the University of Virginia.

    MS. WETHERINGTON has served as Cobalt's Vice President of Marketing since June 1998. Prior to joining Cobalt, Ms. Wetherington was a self-employed consultant from December 1996 to June 1998. From June 1994 to May 1996, Ms. Wetherington was a Senior Vice President with MasterCard International Incorporated. From May 1983 to May 1994, Ms. Wetherington was with AT&T Corp. where she held management positions including President of SmartCard Business. Ms. Wetherington holds an M.A. degree in Economics and a B.A. degree in Economics and German from the University of Pennsylvania.

    MR. KOULOGEORGE joined the board of directors in March 1997. Since 1994, Mr. Koulogeorge has served as a Managing Director of First Analysis Corporation, a venture capital investment firm where he leads the firm's Internet and e-commerce investment practice. Prior to joining First Analysis in 1994, Mr. Koulogeorge was an executive officer and Vice President of Eagle Industries, Inc., a diversified manufacturer from 1991 through 1994. Mr. Koulogeorge is a director of GreatFood.com, Inc. Mr. Koulogeorge holds an M.B.A. degree from Stanford University and a B.A. degree in Economics from Dartmouth College.

    MR. LANDY joined the board of directors in October 1998. Since 1985, Mr. Landy has served with E.M. Warburg, Pincus & Co., LLC, a private equity investment firm, and has been a Managing Director since 1994. Throughout his career at E.M. Warburg, Pincus & Co., LLC, Mr. Landy has focused primarily on investments in information technology and specialty semiconductors. Mr. Landy also serves as a director of Covad Communications Group, Inc., Indus International, Inc. and Level One Communications, Inc. and of several privately held companies. Mr. Landy holds an M.B.A. degree from The Stern School of Business at New York University and a B.S. degree in Economics from The Wharton School of Business.

    MR. POMERANTZ joined the board of directors in October 1998. Since 1978, Mr. Pomerantz has served with E.M. Warburg, Pincus & Co., LLC, a private equity investment firm, and has been a Managing Director since 1982. Mr. Pomerantz also serves as a director of Axxess Technologies, Inc., a manufacturer of key duplication equipment and identification systems, Select Automotive, Inc., an owner of automobile dealerships, and Imark Communications, Inc., a global event management business. Mr. Pomerantz holds an M.B.A. degree from The Stern School of Business at New York University, an M.A. degree from the University of Southern California and London School of Economics and a B.S. degree from Rensselaer Polytechnic Institute.

    MR. POWER joined the board of directors in April 1999. Mr. Power founded J.D. Power and Associates, a marketing information company. Mr. Power has served as Chief Executive Officer since J.D. Power's inception in 1968, and as Chairman of the Board since 1996. Mr. Power holds an M.B.A. degree from The Wharton School of Business and a B.A. degree from the College of the Holy Cross.

    MR. TULLMAN joined the board of directors in November 1997. Since June 1997, Mr. Tullman has served as Chief Executive Officer of Tunes.com Inc., which operates an Internet music site specializing in webcasting live music events. From October 1996 to May 1997, Mr. Tullman was one of the co-managers of Digital Entertainment Networks LLC. From October 1993 to September 1996, Mr. Tullman served as President and Chief Executive Officer of Imagination Pilots, Inc., a multimedia software developer which he also founded. Immediately prior to founding Imagination Pilots, Inc., Mr. Tullman served as Chief Executive Officer of Eager Enterprises, Inc., an information industry venture capital firm which he founded in 1990. Mr. Tullman is a director of uBid, Inc. an online auction company. Mr. Tullman holds a B.A. degree from Northwestern University and a J.D. degree from the Northwestern University School of Law.

    Our amended and restated articles of incorporation provide for the division of our board of directors into three classes as nearly as equal in size as possible with staggered three year terms in connection with our shareholders meeting in 2000. The classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of us.

Board Committees

    The board of directors has a compensation committee and an audit committee.

    AUDIT COMMITTEE. The audit committee consists of Messrs. Koulogeorge, Pomerantz and Tullman. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by Cobalt's independent public accountants and reviews and evaluates Cobalt's financial control functions.

    COMPENSATION COMMITTEE. The compensation committee consists of Messrs. Tullman and Landy. The compensation committee administers the issuance of stock options under our stock option plan, makes recommendations regarding Cobalt's various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees and consultants. It also will administer the stock purchase plan.

Director Compensation

    Directors do not receive any cash compensation for their services as members of the board of directors although they are reimbursed for certain expenses incurred in connection with attendance at board and committee meetings. Cobalt's bylaws authorize the board of directors to fix director compensation, and Cobalt may compensate non-employee directors in the future for their attendance at board and committee meetings. Non-employee directors receive an initial grant of non-qualified options to acquire 12,000 shares of common stock vesting at a rate of 1,000 shares per month. Thereafter, non-employee directors will receive additional grants of 2,000 options on the anniversary date of commencement of board service.

Compensation Committee Interlocks and Insider Participation

    None of the members of the compensation committee of the board of directors has at any time been an officer or employee of Cobalt. No executive officer of Cobalt serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Cobalt's board or compensation committee. Mr. Tullman, Chairman of the Board of Directors and a member of the compensation committee, purchased shares of Cobalt's Series C Preferred Stock in April 1999. See "Certain Transactions."

Executive Compensation

    The following table sets forth the compensation we paid to our Co-Chief Executive Officers and all other executive officers of Cobalt receiving compensation in excess of $100,000 for the fiscal year ended December 31, 1998 (the "Named Executive Officers"):

                           Summary Compensation Table

                                                                                          Long-term
                                                                                        Compensation
                                                                                        -------------
                                                                 Annual Compensation     Securities
                     Name and                                   ----------------------   Underlying      All Other
                Principal Positions                               Salary      Bonus        Options     Compensation
---------------------------------------------------             ----------  ----------  -------------  -------------

Geoffrey T. Barker.................................       1998  $  127,083  $       --            --     $      --
Co-Chief Executive Officer

John W. P. Holt....................................       1998  $  127,083          --            --            --
Co-Chief Executive Officer

Kenneth D. Pfau....................................       1998  $   43,333  $    2,000        40,000     $  62,374
Vice President, Special Projects

---------

    The other compensation represents sales commissions for Mr. Pfau.

    Option Grants in Last Fiscal Year

    The following table provides information relating to stock options awarded to each of the Named Executive Officers during the fiscal year ended December 31, 1998.

                                                                        Individual Grants                      Potential Realizable
                                                      ------------------------------------------------------     Value at Assumed
                                                                     Percentage                               Annual Rates of Stock
                                                       Number of      of Total                                        Price
                                                      Securities       Options                                   Appreciation for
                                                      Underlying       Granted       Exercise                      Option Term
                                                        Options       in Fiscal        Price     Expiration   ----------------------
Name                                                    Granted         1998          ($/Sh)        Date          5%         10%
----------------------------------------------------  -----------  ---------------  -----------  -----------  ----------  ----------
Geoffrey T. Barker..................................          --             --             --           --           --          --
John W. P. Holt.....................................          --             --             --           --           --          --
Kenneth D. Pfau.....................................      40,000            6.1%     $    0.75      8/01/08   $  191,530  $  322,749

---------

- The options become exercisable at a rate of 25% beginning in the 13th month after the option grant date with monthly vesting of the remaining 75% in 36 equal increments, and expire ten years from the date of the grant or earlier upon termination of employment.

- Based on an aggregate of 655,100 shares subject to options granted to employees and directors of and consultants to Cobalt in the fiscal year ended December 31, 1998.

- Options were granted at an exercise price equal to the fair market value of the common stock as determined by the board of directors on the date of the grant.

- The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the ten year option term, no value will be realized from the option grants made to the executive officers. The potential realizable value is calculated by multiplying the per share fair market value of the common stock on the date of grant by the stated annual appreciation rate compounded annually for the option term, subtracting the exercise price per share from the product, and multiplying the remainder by the number of shares underlying the option granted.

    Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option
     Values

    The following table sets forth information regarding the aggregate number of options exercised during fiscal 1998 by each of the Named Executive Officers and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1998.


                                                                          Number of Securities        Value of Unexercised
                                                                               Underlying                   In-the-
                                               Shares                    Unexercised Options at         Money Options at
                                              Acquired                     December 31, 1998           December 31, 1998
                                                 on          Value     --------------------------  --------------------------
Name                                          Exercise     Realized    Exercisable  Unexercisable  Exercisable   Unexercisable
-------------------------------------------  -----------  -----------  -----------  -------------  ------------  ------------
Geoffrey T. Barker.........................          --    $      --      477,360            --    $  2,422,536   $       --
John W. P. Holt............................          --           --      403,060            --    $  2,054,106           --
Kenneth D. Pfau............................      10,000    $  34,800       22,104        71,896    $    108,351   $  334,299


---------

    The value of unexercised in-the-money options is based on the difference between the fair market value of the shares of common stock underlying the options at December 31, 1998 as determined by the board of directors and the exercise price of such options.

    Executive Agreements

    In February 1997, Cobalt entered into confidentiality and noncompetition agreements with Mr. Barker and Mr. Holt. These provide that during and after the term of their employment, Mr. Barker and Mr. Holt will keep confidential all proprietary information of Cobalt and that any inventions, designs or otherwise copyrightable work produced by Mr. Barker or Mr. Holt during their employment shall be the exclusive property of Cobalt. In addition, Mr. Barker and Mr. Holt agree that for a period of three years following the termination of their employment, they will not participate in any business that sells competing services or products to clients which have purchased similar services or products from Cobalt within the preceding three years and will not solicit employees, customers or other business relations of Cobalt.

    In April 1999, Cobalt, in connection with its acquisition of PartsVoice, entered into an employment agreement with Brian Allen to serve as Vice President of Cobalt for a three year term. Mr. Allen receives an annual salary of $125,000 and options to acquire 100,000 shares of Cobalt common stock at an exercise price of $1.85 per share. Mr. Allen will also receive a bonus of $25,000 on June 30, 1999. Mr. Allen's options vest over a four-year period. If Mr. Allen is terminated without cause or Mr. Allen terminates his employment for good reason he will be entitled to receive his $125,000 salary for the full term of the agreement and his options will immediately vest.

    Employee Benefit Plans

    STOCK OPTION PLAN. Our stock option plan was adopted by the board of directors and approved by the shareholders in May 1995. At June 30, 1999 have an aggregate of 2,841,422 shares of common stock reserved for issuance under the stock option plan.

    Our stock option plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, to our employees or employees of our subsidiaries. The stock option plan also provides for the grant of non-statutory stock options to officers, employees, consultants and non-employee directors.

    The board administers the stock option plan and determines both the recipients of options and the type of options to be granted, including the exercise price, number of shares subject to the option and the exercisability thereof. The terms of options granted under the stock option plan generally may not exceed ten years. While the board determines the exercise price of options, the exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of the option grant. Options vest at the rate specified in the option agreement.

    No incentive stock option may be granted to any person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power of Cobalt unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a person holding an option during any calendar year may not exceed $100,000.

    If Cobalt effects a sale of all or substantially all of its assets, or any merger or consolidation, the board of directors may select one of three alternatives for treating outstanding options under the stock option plan:

    - the outstanding options may remain in effect in accordance with their terms;

    - outstanding options may be converted into options to purchase stock in the surviving or acquiring corporation in the transaction with the amount, type of securities and exercise price of converted options to be determined by the board of directors; or

    - the board of directors may provide a 30-day period prior to the consummation of the transaction during which outstanding options may be exercised to the extent vested, and the board of directors may accelerate the exercisability of any options so they are exercisable in full during the 30-day period. After the 30-day period, all unexercised options shall immediately terminate.

    Generally, a person holding an option may not transfer the option other than by will or the laws of descent or distribution. A person whose service to Cobalt and its affiliates ceases for any reason other than for cause, resignation in lieu of termination, retirement, disability or death generally may exercise an option, as to vested shares, in the three-month period following such cessation. A person, or his heirs, generally may exercise an option, as to vested shares, for up to one year after the person's service to Cobalt ceases due to death or disability. Shares subject to options that have expired or otherwise terminated without having been exercised in full again become available for the grant of options under the stock option plan.

    As of June 30, 1999, options to purchase 2,225,281 shares of common stock were outstanding and 616,141 shares remained available for future grant. The stock option plan may be suspended, amended or terminated at any time by the board provided that shareholder approval is granted within 12 months of the adoption of any amendment to increase the number of shares of common stock reserved for issuance under the stock option plan or any other amendment that requires shareholder approval under applicable law.

    401(K) PLAN. Cobalt and its PartsVoice subsidiary participate in tax-qualified employee savings and retirement plans that cover all full-time employees. Pursuant to the 401(k) plans, eligible employees may defer up to 15% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit and permit additional discretionary matching contributions. The 401(k) plans are intended to qualify under Section 401 of the Internal Revenue Code of 1986 so that contributions and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Cobalt, if any, will be deductible by Cobalt when made.


    EMPLOYEE STOCK PURCHASE PLAN. Cobalt adopted an employee stock purchase plan in July 1999. The stock purchase plan will be implemented on or about October 1, 1999. The stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986 and permits eligible employees to purchase common stock through payroll deductions of up to 15% of their compensation. Under the stock purchase plan, no employee may purchase more than 1,000 shares of common stock in any six-month offering period or common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. We have authorized 300,000 shares of common stock for issuance under the stock purchase plan.


    The employee stock purchase plan will be implemented with six-month offering periods, except for the first such period which will commence on October 1, 1999 and end on December 31, 1999. Thereafter, offering periods will begin on each January 1 and July 1. The price of common stock purchased under the stock purchase plan will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The stock purchase plan will terminate on the earlier of October 1, 2004 or when all shares available for issuance under the plan have been sold. The board of directors also has the authority to terminate the plan earlier. No shares of common stock have been issued under the employee stock purchase plan.

    In the event of a merger, consolidation, or acquisition by another corporation of all or substantially all of Cobalt's assets, or the liquidation or dissolution of Cobalt, the last day of an offering period on which a participant may purchase stock will be the business day immediately preceding the effective date of such event, unless the plan administrator provides for the assumption or substitution of the outstanding purchase rights.

    Indemnification and Limitation of Director and Officer Liability

    Our articles of incorporation limit the liability of our directors to the maximum extent permitted by Washington law. Washington law provides that the articles of incorporation may contain provisions that eliminate or limit the personal liability of a director to the corporation or its shareholders provided that such provisions do not eliminate or limit the liability of a director for:

    - acts or omissions involving intentional misconduct or a knowing violation of law;

    - unlawful payments or distributions; or

    - any transaction from which the director will personally receive an improper benefit in money, property, or services.

    Our articles of incorporation contain such provisions. Our bylaws also provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    We intend to obtain directors' and officers' insurance providing indemnification for certain of our directors, officers, affiliates and employees for certain liabilities. We also intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our articles of incorporation and bylaws. These agreements, among other things, will indemnify our directors and executive officers for attorneys' fees and other expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Cobalt, arising out of such person's services as a director or executive officer of Cobalt, any subsidiary of Cobalt or any other company or enterprise to which the person provides services at the request of Cobalt. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                               RECENT ACQUISITION

    On April 30, 1999, Cobalt acquired all of the equity of PartsVoice, LLC, an Oregon limited liability company, from three owners, Compu-Time, Inc., an Oregon corporation, Locators, Inc., an Oregon corporation, and Parts Finder Locating Systems, Inc., an Oregon corporation. At closing, Cobalt paid aggregate purchase consideration for the PartsVoice equity of:

    - $3.0 million in cash;

    - promissory notes in the principal amount of (a) $8.0 million, due on the earlier of completion of this offering or July 30, 1999 and (b) $15.0 million, due on the earlier of completion of this offering or January 25, 2000;

    - 500,000 shares of Series C Convertible Preferred Stock convertible at $8.00 per share; and

    - warrants to purchase 160,000 shares of Cobalt common stock at $6.00 per share.

The promissory notes bear interest at the rate of 8.75% per annum. Cobalt's obligations under the promissory notes are secured by a pledge of the PartsVoice equity and a security agreement. In connection with the acquisition, Brian Allen, former Vice President of PartsVoice, entered into a three-year employment agreement with Cobalt. See "Management--Executive Agreements."

                              CERTAIN TRANSACTIONS

    On April 30, 1999, Howard Tullman, Chairman of the Board of Directors of Cobalt, purchased 12,500 shares of Cobalt Series C Preferred Stock at a purchase price of $8.00 per share. The terms of Mr. Tullman's purchase were no more favorable than those offered to the PartsVoice purchasers.

    In October 1998, Warburg, Pincus Equity Partners, L.P. purchased 1,858,100 shares of Series B Preferred Stock and 5,118,091 shares of Series B-1 Preferred Stock at a purchase price of $4.20 per share, for an aggregate purchase price of $29.3 million. Cobalt used $19.2 million of the net proceeds from this Series B Preferred Stock financing to redeem, at a price of $4.20 per share, shares of common stock and shares of Series A Preferred Stock from certain shareholders of Cobalt. As part of this redemption, Cobalt redeemed, at $4.20 per share, 738,768 shares from Mr. Barker, 688,285 shares from Mr. Holt, 5,000 shares from Mr. Lissack, 22,255 shares from Ms. Davidson, 10,000 shares from Mr. Pfau, 6,500 shares from Mr. Tullman and 112,773 shares from Mr. Koulogeorge. See Note 10 of Notes to Cobalt Financial Statements.

    First Analysis Corporation and Cobalt entered into a Management Services Agreement in February 1997. The Management Services Agreement entitles First Analysis to receive a fee of $150,000 for financial and consulting services. This fee is payable upon the completion of this offering. Mr. Koulogeorge is Managing Director of First Analysis Corporation.

    On February 28, 1997, Mr. Barker and Mr. Holt entered into an agreement to settle amounts due for deferred compensation. The terms of the agreement required a 50% cash payment of $81,287 to Mr. Barker and $64,584 to Mr. Holt which was paid on February 28, 1997. The remainder was forgiven by Mr. Barker and Mr. Holt.

    In August 1996, Cobalt issued 120,000 shares of common stock to each of Mr. Barker and Mr. Holt at a purchase price of $0.60 per share. In satisfaction of the purchase price, Messrs. Barker and Holt each executed promissory notes to Cobalt due in August 2006 in the principal amount of $72,000. The promissory notes bear interest at a rate of 8% per annum. In March 1997, following the sale of Cobalt's Series A Preferred Stock at a per share price of $0.55, Cobalt issued additional shares of common stock to all shareholders who had purchased at a per share price greater than that paid by the Series A Preferred Stock investors. As a result, Mr. Barker and Mr. Holt each received 9,915 additional shares of common stock to implement this dilution protection. Each promissory note is secured by a pledge of the 129,915 total shares of common stock issued in the purchase transaction.

    Cobalt has entered into an employment agreement with Mr. Allen dated as of April 30, 1999, and Noncompete Agreements with each of Mr. Barker and Mr. Holt dated as of February 28, 1997. See "Management--Executive Agreements."

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 1999, and as adjusted to reflect the sale of the shares of common stock offered in this prospectus by each of Cobalt's Named Executive Officers, its directors, each beneficial holder of more than 5% of Cobalt's common stock and all current directors and executive officers as a group.

                                                                                     Shares          Percentage of
                                                                                  Beneficially    Shares Beneficially
                                                                                   Owned (1)           Owned (1)
                                                                                  ------------  ------------------------
                                                                                    Prior to     Prior to       After
Beneficial Owners                                                                   Offering     Offering     Offering
--------------------------------------------------------------------------------  ------------  -----------  -----------
Warburg, Pincus Equity Partners, L.P.(2)........................................     7,764,195        78.3%        46.6%
  466 Lexington Avenue
  New York, NY 10017
Entities affiliated with First Analysis Corporation(3)..........................     1,205,504        35.9%         7.2%
  The Sears Tower, Suite 9500
  233 South Wacker Drive
  Chicago, IL 60606
Mark T. Koulogeorge(3)(4).......................................................     1,328,278        38.2%         8.0%
Geoffrey T. Barker(5)...........................................................       738,767        32.8%         4.4%
John W.P. Holt(6)...............................................................       691,316        31.0%         4.1%
Howard A. Tullman(7)............................................................        40,000         1.8%       *
Ernest H. Pomerantz(2)(8).......................................................     7,774,195        78.3%        46.6%
Joseph P. Landy(2)(9)...........................................................     7,774,195        78.3%        46.6%
J.D. Power, III(10).............................................................         5,000       *            *
Kenneth D. Pfau(11).............................................................        45,750         2.1%       *
All directors and executive officers as a group(12) (16 people).................    10,876,042        92.7%        63.8%

---------

* Represents beneficial ownership of less than 1% of the outstanding shares of Cobalt's Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or issuable on the conversion of preferred stock which are currently exercisable or convertible or may be exercised or converted within sixty days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding these options, warrants or shares of convertible preferred stock for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person or entity holding these securities but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 2,152,643 shares of common stock outstanding as of June 30, 1999 and 16,676,188 shares of common stock outstanding after completion of this offering.

(2) Includes 7,764,195 shares issuable upon conversion of convertible preferred stock. The sole general partner of Warburg, Pincus Equity Partners, L.P., or Warburg, is Warburg, Pincus & Co., a New York general partnership. E.M. Warburg, Pincus & Co., LLC., or EMWP, manages Warburg. Mr. Landy and Mr. Pomerantz are both Managing Directors of EMWP and may be deemed to control Warburg, and thus may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg. Mr. Landy and Mr. Pomerantz disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The terms of the shares owned by Warburg preclude Warburg from exercising voting control over a majority of the outstanding voting shares.

(3) Includes 507,580 shares held by The Productivity Fund III, L.P. and 697,924 shares held by Environmental Private Equity Fund II, L.P. issuable upon conversion of convertible preferred stock. Mr. Koulogeorge is a member of the limited liability company that is the general partner of The

    Productivity Fund III, L.P. and an executive officer of First Analysis Corporation, a general partner of the limited partnership that controls Environmental Private Equity Fund II, L.P. Accordingly, Mr. Koulogeorge may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by The Productivity Fund III, L.P. and Environmental Private Equity Fund II, L.P. Mr. Koulogeorge disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Includes 112,774 shares held by Mr. Koulogeorge issuable upon conversion of convertible preferred stock and 5,000 shares Mr. Koulogeorge has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(5) Includes 40,000 shares held in trust for Mr. Barker's heirs and 102,360 shares Mr. Barker has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(6) Includes 62,932 shares held in trust for Mr. Holt's heirs and 75,000 shares Mr. Holt has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(7) Includes 12,500 shares held by Mr. Tullman issuable upon conversion of convertible preferred stock and 13,000 shares Mr. Tullman has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(8) Includes 10,000 shares Mr. Pomerantz has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(9) Includes 10,000 shares Mr. Landy the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(10) Includes 5,000 shares Mr. Power has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(11) Includes 22,188 shares Mr. Pfau has the right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

(12) Includes an aggregate of 9,219,973 shares issuable upon conversion of convertible preferred stock and 242,548 shares that the directors and officers as a group have a right to acquire pursuant to options exercisable within 60 days of August 1, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

    As of June 30, 1999 there were 11,819,045 shares of common stock outstanding held by 77 shareholders of record, including shares of preferred stock that will be converted into common stock upon completion of this offering.

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Cobalt, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

    Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See Note 9 of Notes to Cobalt Financial Statements. Following the offering, the board of directors will have the authority, without further action by the shareholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued with terms calculated to delay or prevent a change in control of Cobalt or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any of the preferred stock.

Warrants

    As of June 30, 1999, Cobalt had outstanding warrants to purchase an aggregate of 221,500 shares of common stock at exercise prices ranging from $0.30 to $6.00 per share. The warrants expire at various dates from October 31, 2003 to April 30, 2004. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications and consolidations. All warrants are currently exercisable.

Registration Rights

    Pursuant to agreements between Cobalt and the holders of approximately 9,850,402 shares of common stock and shares of common stock issued upon conversion of all shares of preferred stock outstanding at the completion of this offering, and warrants to purchase 184,000 shares of common stock, the holders of the shares and warrants are entitled to have shares of Cobalt's stock held by them registered under the Securities

Act. If Cobalt proposes to register its common stock under the Securities Act, subject to specific exceptions, the holders of these shares are entitled to notice of the registration and are entitled, at Cobalt's expense, to include their shares in the registration, provided that the managing underwriters have the right to limit the number of such shares included in the registration. In addition, holders of at least 70% of these shares may require Cobalt, at its expense and in accordance with the terms of the agreements, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of these shares may require Cobalt, at Cobalt's expense, to register the shares on Form S-3 when Cobalt can use this form, subject to specified conditions and limitations.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market and shares issued upon the exercise of outstanding options after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


    Upon completion of this offering and the direct sale, Cobalt will have outstanding 16,676,188 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 4,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act and the shares sold in the direct sale will be freely tradable subject to a lock-up agreement that prohibits the sale of these shares for 180 days after this offering. Of the remaining shares, 64,984 shares will be eligible for sale in the public market beginning 91 days after the date of this offering and 12,111,204 shares are subject (1) to lock-up agreements providing that, with certain limited exceptions, the shareholder will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock of Cobalt or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days following the date of the final prospectus for this offering or (2) to holding period requirements under Rule 144 under the Securities Act. Beginning 181 days after the date of the final prospectus, 10,738,607 of these shares will be eligible for sale in the public market, although 9,660,786 shares will be subject to certain volume limitations. The majority of the remaining 1,372,597 shares will become eligible for sale, subject to certain volume limitations, in April 2000.


    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares that were purchased from us, or any person who is deemed to be an affiliate of us, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding, or approximately 163,190 shares immediately after this offering or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the proposed sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Cobalt. Under Rule 144(k), a person who is not deemed to have been an affiliate of Cobalt at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. This two year holding period also may include the holding period of any prior owner except an affiliate of Cobalt.

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Cobalt who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up agreements or upon obtaining the prior written consent of BancBoston Robertson Stephens.

    Immediately after this offering, Cobalt intends to file a registration statement under the Securities Act covering shares of common stock subject to options outstanding and reserved for issuance under the stock option plan and authorized for issuance under the stock purchase plan. Based on the number of shares subject to outstanding options at June 30, 1999 and currently reserved for issuance under the stock option plan and stock purchase plan, the registration statement would cover approximately 3,141,422 shares. The registration statement will automatically become effective upon filing. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates of Cobalt, be available for sale in the open market immediately after the 180-day lock-up agreement expires. Also beginning 180 days after the date of this offering, certain holders of shares of common stock will be entitled to certain rights with respect to registration of their shares of common stock for offer and sale to the public. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., SG Cowen and Wit Capital Corporation, have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                                       Number of
U.S. Underwriters                                                                                        Shares
-----------------------------------------------------------------------------------------------------  ----------
BancBoston Robertson Stephens Inc. ..................................................................
                                                                                                       ----------
Bear, Stearns & Co. Inc. ............................................................................
                                                                                                       ----------
SG Cowen Securities Corporation......................................................................
                                                                                                       ----------
Wit Capital Corporation..............................................................................
                                                                                                       ----------

International Underwriters
-----------------------------------------------------------------------------------------------------
BancBoston Robertson Stephens International Limited..................................................
                                                                                                       ----------
Bear, Stearns International Limited..................................................................
                                                                                                       ----------
SG Cowen International L.P...........................................................................
                                                                                                       ----------
    Total............................................................................................   4,500,000
                                                                                                       ----------
                                                                                                       ----------

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at this price less a
concession of not in excess of $    per share, of which $      may be reallowed
to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. However, no reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital in the offering similarly have agreed to make a prospectus in electronic format available on Web sites maintained by each of the e-Dealers.

    The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the same price per share as we will receive for the 4,500,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,500,000 shares offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 4,500,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If the option is exercised in full, the total public offering price of the

5,175,000 shares we sell to the underwriters will be approximately $72.5 million, the underwriting discounts on such shares will be approximately $5.1 million and total proceeds to us from the sale of these shares will be approximately $67.4 million.


    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representation and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. Under the terms of lock-up agreements, each of our officers and directors and certain of our shareholders have agreed with the representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to, any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, now owned or hereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sale of shares prior to the expiration of the period 180 days after this prospectus.

    FUTURE SALES. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens:

    - Consent to the disposition of any shares held by shareholders prior to the expiration of the period of 180 days after the date of this prospectus; or

    - Issue, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than the sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants or our issuance of options or shares under our stock option plan.

    LISTING. We have applied for listing of our common stock for quotation on the Nasdaq National Market under the symbol "CBLT."

    NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations between Cobalt and the representatives of the underwriters. Among the factors to be considered in these negotiations are prevailing market conditions, financial information of Cobalt, market valuations of other companies that Cobalt and the representatives believe to be comparable to Cobalt, estimates of the business potential of Cobalt, the present state of Cobalt's development and other factors deemed relevant.

    STABILIZATION. The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these types of transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    NEW UNDERWRITERS. Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in this offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997.

    COSTS OF OFFERING. We estimate that total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

              DIRECT SALE TO GE FINANCIAL ASSURANCE HOLDINGS, INC.

    Concurrently with the sale of the shares of common stock in this offering, GE Financial Assurance Holdings, Inc. has agreed to purchase directly from Cobalt $5.0 million in aggregate purchase price of shares of common stock at the public offering price set forth on the cover page of this prospectus. The commitment of GE Financial Assurance Holdings, Inc. to make this purchase is not binding at a per share price above $16.00.

                                 LEGAL MATTERS

    The validity of the common stock offered in this offering will be passed upon for Cobalt by Stoel Rives LLP, Seattle, Washington. Legal matters related to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of The Cobalt Group, Inc. and PartsVoice as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, or the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Cobalt and the common stock, reference is made to the registration statement and to the related exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the commission's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as Cobalt, that file electronically with the Commission. The address of the Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               Page
                                                                                                             ---------
The Cobalt Group, Inc.
Report of Independent Accountants..........................................................................        F-2
Balance Sheets.............................................................................................        F-3
Statements of Operations...................................................................................        F-4
Statements of Changes in Shareholders' Deficit.............................................................        F-5
Statements of Cash Flows...................................................................................        F-6
Notes to Financial Statements..............................................................................        F-7
PartsVoice, The Combined Financial Statements of PartsVoice, a General Partnership, and Compu-Time, Inc.
Report of Independent Accountants..........................................................................       F-22
Combined Balance Sheets....................................................................................       F-23
Combined Statements of Operations..........................................................................       F-24
Combined Statements of Changes in Owners' Equity...........................................................       F-25
Combined Statements of Comprehensive Income................................................................       F-26
Combined Statements of Cash Flows..........................................................................       F-27
Notes to Combined Financial Statements.....................................................................       F-28

                       Report of Independent Accountants

To the Board of Directors and Shareholders of The Cobalt Group, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of The Cobalt Group, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Seattle, Washington
March 29, 1999 except as to Note 14, which is as of July 7, 1999

                             The Cobalt Group, Inc.

                                 Balance Sheets

               (in thousands, except share and per share amounts)

                                                                                                                      Pro forma
                                                                                                                    shareholders'
                                                                                     December 31,                     equity at
                                                                                 --------------------   March 31,     March 31,
                                                                                   1997       1998        1999          1999
                                                                                 ---------  ---------  -----------  -------------
                                                                                                       (unaudited)   (unaudited)
Assets
Current assets
  Cash and cash equivalents....................................................  $     241  $   5,756   $   3,876
  Short-term investments.......................................................                   983         983
  Accounts receivable, net of allowance for doubtful accounts of $40, $85 and
    $68 (unaudited)............................................................        459      1,250       1,401
  Other current assets.........................................................         21        130       1,172
                                                                                 ---------  ---------  -----------
                                                                                       721      8,119       7,432
Capital assets, net............................................................        351      1,453       2,806
Intangible assets, net of accumulated amortization of $22, $321, and $384
  (unaudited), respectively....................................................        868        479         416
Other assets...................................................................         11         11          11
                                                                                 ---------  ---------  -----------
    Total assets...............................................................  $   1,951  $  10,062   $  10,665
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------
Liabilities, Mandatorily Redeemable Convertible Preferred Stock and
  Shareholders' Deficit
Current liabilities
  Accounts payable.............................................................  $     197  $     191   $     665
  Accrued liabilities..........................................................        158        776       1,316
  Deferred revenue.............................................................        897      1,290       1,505
  DealerNet acquisition liability, current portion.............................        500
  Note payable to bank.........................................................        200
  Software financing contract, current portion.................................                               257
  Capital lease obligations, current portion...................................         33        328         560
                                                                                 ---------  ---------  -----------
                                                                                     1,985      2,585       4,303
                                                                                 ---------  ---------  -----------
Non-current liabilities
  Capital lease obligations, non-current portion...............................         34        557         971
  Software financing contract, non-current portion.............................                               405
  DealerNet acquisition liability, non-current portion.........................        390
                                                                                 ---------  ---------  -----------
                                                                                       424        557       1,376
                                                                                 ---------  ---------  -----------
Commitments and contingencies (Notes 6, 12 and 14)

Mandatorily redeemable convertible preferred stock
  Series A; $0.01 par value per share; 4,510,934, 2,106,282 and 2,106,282
    (unaudited) shares issued and outstanding; redemption and liquidation value
    of $2,481, $1,158 and $1,158 (unaudited), respectively.....................      2,439      1,116       1,118
  Series B; $0.01 par value per share; 0, 7,047,620 and 7,047,620 (unaudited)
    shares issued and outstanding; redemption and liquidation value of $29,600
    plus unpaid dividends......................................................                30,046      30,635
                                                                                 ---------  ---------  -----------
                                                                                     2,439     31,162      31,753     $      --
                                                                                 ---------  ---------  -----------  -------------
Shareholders' deficit
  Preferred stock, $0.01 par value per share; 20,000,000 shares authorized in
    1997, 100,000,000 shares authorized thereafter; 4,510,934, 9,153,902 and
    9,153,902 (unaudited) issued and outstanding as mandatorily redeemable convertible preferred stock; no shares issued and outstanding, pro forma
    (unaudited)................................................................
  Common stock, $0.01 par value per share; 30,000,000 shares authorized in
    1997, 200,000,000 shares authorized thereafter; 3,406,597, 1,343,898 and
    1,821,979 (unaudited) issued and outstanding, respectively; 10,975,881
    (unaudited) shares issued and outstanding pro forma........................         34         13          18           110
  Additional paid-in capital...................................................      1,268      2,435       2,502        34,163
  Deferred compensation........................................................       (147)    (1,686)     (1,948)       (1,948)
  Notes receivable from shareholders...........................................       (144)      (144)       (144)         (144)
  Accumulated deficit..........................................................     (3,908)   (24,860)    (27,195)      (27,195)
                                                                                 ---------  ---------  -----------  -------------
                                                                                    (2,897)   (24,242)    (26,767)    $   4,986
                                                                                 ---------  ---------  -----------  -------------
                                                                                                                    -------------
Total liabilities, mandatorily redeemable convertible preferred stock and
  shareholders' deficit........................................................  $   1,951  $  10,062   $  10,665
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                             The Cobalt Group, Inc.

                            Statements of Operations

               (in thousands, except share and per share amounts)

                                                                                         Three months ended
                                                       Year ended December 31,               March 31,
                                                  ----------------------------------  ------------------------
                                                     1996        1997        1998        1998         1999
                                                  ----------  ----------  ----------  ----------  ------------

                                                                                            (unaudited)
Net revenues....................................  $      312  $    1,711  $    6,245  $    1,079  $      2,453
Cost of revenues................................          51         285       1,199         151           540
                                                  ----------  ----------  ----------  ----------  ------------
    Gross profit................................         261       1,426       5,046         928         1,913
                                                  ----------  ----------  ----------  ----------  ------------
Operating expenses
  Sales and marketing...........................         286       1,740       4,048         564         1,650
  Product development...........................         125         361         961         157           401
  General and administrative....................         676       1,614       4,627         629         1,870
  Stock based compensation......................                     406         806          41           335
                                                  ----------  ----------  ----------  ----------  ------------
    Total operating expenses....................       1,087       4,121      10,442       1,391         4,256
                                                  ----------  ----------  ----------  ----------  ------------
Loss from operations............................        (826)     (2,695)     (5,396)       (463)       (2,343)
Gain on sale of HomeScout.......................                               1,626       1,626
Common and preferred stock repurchase premium...                              (1,384)
Interest expense................................          (2)        (17)        (93)         (7)          (49)
Other income, net...............................                      47         142           6            57
                                                  ----------  ----------  ----------  ----------  ------------
Net (loss) income...............................  $     (828) $   (2,665) $   (5,105) $    1,162  $     (2,335)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Net (loss) income available to common
  shareholders..................................  $     (828) $   (2,673) $  (13,930) $    1,160  $     (2,926)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Basic net (loss) income per share...............  $    (0.24) $    (0.77) $    (4.74) $     0.34  $      (1.97)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Diluted net (loss) income per share.............  $    (0.24) $    (0.77) $    (4.74) $     0.13  $      (1.97)
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Weighted-average shares outstanding.............   3,491,536   3,485,563   2,938,460   3,406,597     1,488,681
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Weighted-averge shares outstanding, assuming
  dilution......................................   3,491,536   3,485,563   2,938,460   9,093,629     1,488,681
                                                  ----------  ----------  ----------  ----------  ------------
                                                  ----------  ----------  ----------  ----------  ------------
Pro forma net loss available to common
  shareholders (unaudited)......................                          $  (13,367)             $     (2,335)
                                                                          ----------              ------------
                                                                          ----------              ------------
Pro forma basic and diluted net loss per share
  (unaudited)...................................                          $    (1.57)             $      (0.22)
                                                                          ----------              ------------
                                                                          ----------              ------------
Pro forma weighted-average shares outstanding
  (unaudited)...................................                           8,530,634                10,642,583
                                                                          ----------              ------------
                                                                          ----------              ------------


   The accompanying notes are an integral part of these financial statements.

                             The Cobalt Group, Inc.

                 Statements of Changes in Shareholders' Deficit

                      (in thousands, except share amounts)

                                                    Common stock         Additional                          Notes
                                              -------------------------    paid-in       Deferred       receivable from
                                                Shares      Par value      capital     compensation      shareholders
                                              ----------  -------------  -----------  ---------------  -----------------
Balances at January 1, 1996.................   3,017,777    $      30     $     166                        $      --
Net loss....................................
Issuance of stock options and warrants to
  non-employees.............................                                     36
Proceeds from issuance of stock.............     627,197            6           354
Proceeds from exercise of stock options.....       3,250
Issuance of stock in exchange for notes
  receivable................................     240,000            3           141                             (144)
                                              ----------          ---    -----------       -------             -----
Balances at December 31, 1996...............   3,888,224           39           697                             (144)
Net loss....................................
Issuance of stock options and warrants to
  non-employees.............................                                     42
Issuance of stock options to employees......                                    606           (606)
Amortization of deferred compensation.......                                                   406
Forfeitures of employee stock options.......                                    (53)            53
Proceeds from issuance of stock.............       6,750                          7
Contribution of shareholder services........                                    146
Issuance of parity shares...................     119,867            1            16
Proceeds from exercise of stock options.....       4,771                          1
Accretion of mandatorily redeemable
  convertible preferred stock...............                                     (8)
Repurchase of common stock..................    (613,015)          (6)         (186)
                                              ----------          ---    -----------       -------             -----
Balances at December 31, 1997...............   3,406,597           34         1,268           (147)             (144)
Net loss....................................
Issuance of stock options to employees......                                  2,244         (2,244)
Amortization of deferred compensation.......                                                   532
Forfeitures of employee stock options.......                                   (173)           173
Proceeds from exercise of stock options.....     110,507            1            26
Accretion of mandatorily redeemable
  convertible preferred stock...............                                    (14)
Repurchase of mandatorily redeemable
  convertible preferred stock...............
Repurchase of common stock..................  (2,173,206)         (22)         (367)
Dividends on mandatorily redeemable
  convertible preferred stock...............                                   (549)
                                              ----------          ---    -----------       -------             -----
Balances at December 31, 1998...............   1,343,898           13         2,435         (1,686)             (144)
Net loss (unaudited)........................
Issuance of stock options to employees
  (unaudited)...............................                                    627           (627)
Amortization of deferred compensation
  (unaudited)...............................                                                   335
Forfeitures of employee stock options
  (unaudited)...............................                                    (30)            30
Proceeds from exercise of stock options
  (unaudited)...............................     478,081            5            61
Accretion of mandatorily redeemable
  convertible preferred stock (unaudited)...                                     (7)
Dividends on mandatorily redeemable
  convertible preferred stock (unaudited)...                                   (584)
                                              ----------          ---    -----------       -------             -----
Balances at March 31, 1999 (unaudited)......   1,821,979    $      18     $   2,502      $  (1,948)        $    (144)
                                              ----------          ---    -----------       -------             -----
                                              ----------          ---    -----------       -------             -----


                                               Accumulated
                                                 deficit       Total
                                              -------------  ---------
Balances at January 1, 1996.................    $    (415)   $    (219)
Net loss....................................         (828)        (828)
Issuance of stock options and warrants to
  non-employees.............................                        36
Proceeds from issuance of stock.............                       360
Proceeds from exercise of stock options.....                        --
Issuance of stock in exchange for notes
  receivable................................                        --
                                              -------------  ---------
Balances at December 31, 1996...............       (1,243)        (651)
Net loss....................................       (2,665)      (2,665)
Issuance of stock options and warrants to
  non-employees.............................                        42
Issuance of stock options to employees......                        --
Amortization of deferred compensation.......                       406
Forfeitures of employee stock options.......                        --
Proceeds from issuance of stock.............                         7
Contribution of shareholder services........                       146
Issuance of parity shares...................                        17
Proceeds from exercise of stock options.....                         1
Accretion of mandatorily redeemable
  convertible preferred stock...............                        (8)
Repurchase of common stock..................                      (192)
                                              -------------  ---------
Balances at December 31, 1997...............       (3,908)      (2,897)
Net loss....................................       (5,105)      (5,105)
Issuance of stock options to employees......                        --
Amortization of deferred compensation.......                       532
Forfeitures of employee stock options.......                        --
Proceeds from exercise of stock options.....                        27
Accretion of mandatorily redeemable
  convertible preferred stock...............                       (14)
Repurchase of mandatorily redeemable
  convertible preferred stock...............       (8,262)      (8,262)
Repurchase of common stock..................       (7,585)      (7,974)
Dividends on mandatorily redeemable
  convertible preferred stock...............                      (549)
                                              -------------  ---------
Balances at December 31, 1998...............      (24,860)     (24,242)
Net loss (unaudited)........................       (2,335)      (2,335)
Issuance of stock options to employees
  (unaudited)...............................                        --
Amortization of deferred compensation
  (unaudited)...............................                       335
Forfeitures of employee stock options
  (unaudited)...............................                        --
Proceeds from exercise of stock options
  (unaudited)...............................                        66
Accretion of mandatorily redeemable
  convertible preferred stock (unaudited)...                        (7)
Dividends on mandatorily redeemable
  convertible preferred stock (unaudited)...                      (584)
                                              -------------  ---------
Balances at March 31, 1999 (unaudited)......    $ (27,195)   $ (26,767)
                                              -------------  ---------
                                              -------------  ---------

   The accompanying notes are an integral part of these financial statements.

                             The Cobalt Group, Inc.

                            Statements of Cash Flows

                                 (in thousands)

                                                                                                    Three months ended
                                                                      Year ended December 31,           March 31,
                                                                  -------------------------------  --------------------
                                                                    1996       1997       1998       1998       1999
                                                                  ---------  ---------  ---------  ---------  ---------

                                                                                                       (unaudited)
Cash flows from operations
  Net (loss) income.............................................  $    (828) $  (2,665) $  (5,105) $   1,162  $  (2,335)
  Adjustments to reconcile net (loss) income to net cash used in operating activities:
    Common stock repurchase premium.............................                            1,384
    Issuance of stock options and warrants to non-employees.....         36         42
    Issuance of parity shares...................................                    17
    Amortization of deferred compensation.......................                   406        806         41        335
    Depreciation and amortization...............................         12        120        614        117        250
    Net (gain) loss on sale of assets...........................                           (1,617)    (1,623)         4
    Changes in:
      Accounts receivable.......................................        (43)      (411)      (791)        53       (151)
      Other assets..............................................        (12)       (16)      (109)       (35)      (977)
      Accounts payable..........................................         65        121         (6)       (14)       474
      Deferred revenue..........................................        197        699        393        169        215
      Accrued liabilities.......................................        199       (125)       618         31        540
                                                                  ---------  ---------  ---------  ---------  ---------
  Total adjustments.............................................        454        853      1,292     (1,261)       690
                                                                  ---------  ---------  ---------  ---------  ---------
      Net cash used in operating activities.....................       (374)    (1,812)    (3,813)       (99)    (1,645)
                                                                  ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities
  Acquisition of capital assets.................................       (101)      (349)      (472)       (66)      (172)
  Purchase of short-term investments............................                             (983)
  Proceeds from sale of HomeScout, net of costs.................                            1,626      1,016
  Proceeds from disposal of capital assets......................                     1          5
                                                                  ---------  ---------  ---------  ---------  ---------
      Net cash (used in) provided by investing activities.......       (101)      (348)       176        950       (172)
                                                                  ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities
  Proceeds from issuance of common stock, net of costs..........        360          7
  Proceeds from issuance of mandatorily redeemable convertible
    preferred stock, net of costs...............................                 2,431     29,193
  Repurchase of common stock....................................                  (192)    (9,127)
  Repurchase of mandatorily redeemable convertible preferred
    stock.......................................................                          (10,100)
  Proceeds from issuance of notes payable.......................                   200      1,000
  Payments of notes payable.....................................                           (1,200)
  Payment of DealerNet acquisition liability....................                             (500)       (84)
  Proceeds from exercise of stock options.......................                     1         27                    66
  Proceeds from officer advances................................         45
  Repayment of officer advances.................................                   (45)
  Proceeds from lease financing transactions....................         76         25
  Payment of capital lease obligations..........................         (4)       (30)      (141)        (8)      (129)
                                                                  ---------  ---------  ---------  ---------  ---------
      Net cash provided by (used in) financing activities.......        477      2,397      9,152        (92)       (63)
                                                                  ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents............          2        237      5,515        759     (1,880)
Cash and cash equivalents, beginning of period..................          2          4        241        241      5,756
                                                                  ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period........................  $       4  $     241  $   5,756  $   1,000  $   3,876
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------


   The accompanying notes are an integral part of these financial statements.

                             The Cobalt Group, Inc.

                         Notes to Financial Statements

1. Nature of the Business and Summary of Significant Accounting Policies

Nature of the business

    The Cobalt Group, Inc. (the Company) is a provider of Internet marketing and data aggregation services to individual franchised dealerships, multi-franchise dealer groups and automobile manufacturers in the United States. The Company enables its clients to develop and implement electronic business strategies and to position themselves to capitalize on the increasing use of the Internet by consumers to research, evaluate and buy new and pre-owned vehicles, parts and accessories and automotive-related services such as financing and insurance. The Company currently offers to its clients services including comprehensive Web site design, development and maintenance; data extraction, aggregation and maintenance; Internet advertising and promotion; and Internet marketing, training and support.

    The Company also maintains YachtWorld, a marine Web site, which contains photo listings of yachts for sale on the Web, as well as other marine-related information. HomeScout, a real estate search service which gives users access to homes for sale on the Internet, was sold in 1998.

Cash and cash equivalents

    The Company considers all short-term highly liquid instruments purchased within three months of their maturity date to be cash equivalents. The Company maintains its cash accounts with two financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000.

Short-term investments

    Short-term investments consist of highly rated commercial paper with original maturities of between three and six months. These investments are classified as available-for-sale and are carried at fair value. The fair value of these securities approximates cost, and there were no material unrealized gains or losses at December 31, 1998 or March 31, 1999 (unaudited).

Fair value of financial instruments


    The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, deferred revenue, capital lease obligations and mandatorily redeemable convertible preferred stock. Except for capital lease obligations and mandatorily redeemable convertible preferred stock, the carrying amounts of financial instruments approximate fair value due to their short maturities. The fair value of capital lease obligations at December 31, 1997 and 1998 is not materially different from the carrying amount, based on interest rates available to the Company for similar types of arrangements. The Company considers the fair value of the Series B mandatorily redeemable convertible preferred stock to be $5.53 and $7.38 (unaudited) per share at December 31, 1998 and March 31, 1999 respectively. The Company considers the fair value of the Series A mandatorily redeemable convertible preferred stock to be $2.76, $5.20 and $6.70 (unaudited) per share at December 31, 1997, December 31, 1998 and March 31, 1999 respectively.


Capital assets

    Capital assets consist of computer equipment, furniture and other equipment, purchased software and leasehold improvements, all of which are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. The useful lives of capital assets range from three to five years. Maintenance and repairs, which neither materially add to the value of the asset nor prolong its life, are charged to expense as incurred. Gains or losses on dispositions of capital assets are included in income.

                             The Cobalt Group, Inc.

1. Nature of the Business and Summary of Significant Accounting Policies (Continued)
Intangible assets

    Intangible assets consist of purchased customer contracts and a consumer Internet site. These assets are amortized over their estimated useful lives of 36 months.

Impairment of long-lived assets

    The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets and intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. No losses from impairment have been recognized in the financial statements.

Pro forma shareholders' equity (unaudited)

    Effective upon the closing of this offering, the outstanding shares of Series A and Series B mandatorily redeemable convertible preferred stock will automatically convert into 2,106,282 and 7,047,620 shares, respectively, of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma shareholders' equity at March 31, 1999.

Revenue recognition

    The Company derives its revenues from fees charged to its automobile dealership, dealer group and manufacturer clients for website maintenance and data extraction services, as well as internet advertising and promotional services. Website maintenance and data extraction service revenue is recognized ratably over the service period. Revenue on initial setup fees and custom projects is recognized at the time of activation. The Company's obligations for internet advertising services typically include guarantees of minimum number of "impressions", or times that an advertisement is viewed. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

    The majority of the Company's services are sold to clients under short-term service agreements with an initial term of six months and month-to-month thereafter. Revenues are recognized net of promotional discounts. Some or all initial services may be offered on a "free trial" basis, generally for periods of one to three months. Revenue is not recognized until the end of the free trial period and until the customer has agreed to continue service on a paying basis. Prepayments received for sites not yet activated and services not yet provided are reported as deferred revenue.

Cost of revenues


    The Company's cost of revenues consists of the costs associated with production, maintenance and delivery of the Company's services. These costs include the costs of production and design personnel, fees payable to third parties for distribution of vehicle inventory data to other Web sites and for banner advertising purchased from third party Web sites and resold to clients, site content licensing fees and costs of Web servers used to host client data.

                             The Cobalt Group, Inc.

1. Nature of the Business and Summary of Significant Accounting Policies (Continued)
Concentration of credit risk

    Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company does not require collateral from its customers. Individual customer balances are small and customers are required to pay for Web site service in advance. Due to the nature of the business, no individual customer accounted for more than 10% of accounts receivable or net revenues as of and for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited). The Company maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable. Credit losses to date have been within the Company's estimates. The Company has a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity.

Advertising costs


    Advertising costs include costs of print and banner advertising. The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1997 and 1998 were $156,000 and $276,000, respectively. Advertising costs for the three months ended March 31, 1998 and 1999 were $4,000 and $220,000 (unaudited), respectively. There were no advertising costs in 1996.


Income taxes

    The Company provides for income taxes using the liability method. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

Net (loss) income per share and pro forma net loss per share

    Basic net (loss) income per share represents net (loss) income available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted net (loss) income per share represents net (loss) income available to common shareholders divided by the weighted-average number of shares outstanding including the potentially dilutive impact of common stock options and warrants and Series A and B mandatorily redeemable convertible preferred stock. Common stock options and warrants are converted using the treasury stock method. Mandatorily redeemable convertible preferred stock is converted using the if-converted method. Basic and diluted net (loss) income per share are equal for the periods presented, except for the three months ended March 31, 1998, because the impact of common stock equivalents is anti-dilutive. Potentially dilutive securities totaling 433,884, 6,220,188 and 11,259,342 shares for the years ended December 31, 1996, 1997 and 1998, respectively, and 11,055,696 (unaudited) for the three months ended March 31, 1999, were excluded from diluted net loss per share due to their anti-dilutive effect.

    In accordance with EITF Topic D-53, the Company's 1998 net loss available to common shareholders is increased by $8,262,000 which represents the excess of the fair value over the carrying value of Series A preferred shares which were repurchased by the Company during October 1998 (Note 10).

    Pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's mandatorily redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the date the shares were originally issued.

                             The Cobalt Group, Inc.

1. Nature of the Business and Summary of Significant Accounting Policies (Continued)
    The following table sets forth the computation of the numerators and denominators in the basic, diluted and pro forma net (loss) income per share calculations for the periods indicated:

                                                                                   Three months ended
                                                    Years ended December 31,           March 31,
                                                 -------------------------------  --------------------
                                                   1996       1997       1998       1998       1999
                                                 ---------  ---------  ---------  ---------  ---------
                                                  (in thousands, except share and per share amounts)
                                                                                      (unaudited)
Numerator:
  Net (loss) income............................  $    (828) $  (2,665) $  (5,105) $   1,162  $  (2,335)
  Dividends on mandatorily redeemable
    convertible preferred stock................                             (549)                 (584)
  Accretion of mandatorily redeemable
    convertible preferred stock................                    (8)       (14)        (2)        (7)
  Excess consideration for redemption of Series
    A mandatorily redeemable convertible
    preferred stock............................                           (8,262)
                                                 ---------  ---------  ---------  ---------  ---------
  Net (loss) income available to common
    shareholders...............................  $    (828) $  (2,673) $ (13,930) $   1,160  $  (2,926)
                                                 ---------  ---------             ---------
                                                 ---------  ---------             ---------
  Effect of pro forma conversion of securities:
  Dividends on mandatorily redeemable
    convertible preferred stock................                              549                   584
  Accretion of mandatorily redeemable
    convertible preferred stock................                               14                     7
                                                                       ---------             ---------
  Pro forma net loss available to common
    shareholders (unaudited)...................                        $ (13,367)            $  (2,335)
                                                                       ---------             ---------
                                                                       ---------             ---------
Denominator:
  Weighted-average shares outstanding..........  3,491,536  3,485,563  2,938,460  3,406,597  1,488,681
  Dilutive effect of potential additional
    common shares:
    Stock options and warrants.................                                   1,176,098
    Series A mandatorily redeemable convertible
     preferred stock...........................                                   4,510,934
                                                 ---------  ---------  ---------  ---------  ---------
  Weighted-average shares outstanding, assuming
    dilution...................................  3,491,536  3,485,563  2,938,460  9,093,629  1,488,681
                                                 ---------  ---------             ---------
                                                 ---------  ---------             ---------
  Weighted-average effect of pro forma
    securities:
    Series A mandatorily redeemable convertible
     preferred stock...........................                        3,950,947             2,106,282
    Series B mandatorily redeemable convertible
     preferred stock...........................                        1,641,227             7,047,620
                                                                       ---------             ---------
  Pro forma weighted average shares outstanding
    (unaudited)................................                        8,530,634             10,642,583
                                                                       ---------             ---------
                                                                       ---------             ---------

Stock options

    The Company's stock option plan is subject to the provisions of the Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under the provisions of this statement, employee stock-based compensation expense is measured using either the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (ABP 25), or the fair value method. The Company has elected to account for its employee

                             The Cobalt Group, Inc.

1. Nature of the Business and Summary of Significant Accounting Policies (Continued) stock-based compensation under the provisions of APB 25 and to disclose the pro forma impact of the fair value method on net (loss) income and net (loss) income per share. The Company accounts for stock-based awards issued to non-employees in accordance with the fair value method of SFAS 123.

Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

    In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective beginning January 1, 1999 and establishes accounting standards for costs incurred in the acquisition or development and implementation of computer software. These new standards will require capitalization of certain software implementation costs relating to software acquired or developed and implemented for the Company's use. This statement is not expected to have a significant effect on the Company's financial position or results of operations.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This statement is effective beginning January 1, 1999 and requires costs of start-up activities and organization costs to be expensed as incurred. This statement is not expected to have a significant effect on the Company's financial position or results of operations.

    The Financial Accounting Standards Board (FASB) recently issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company adopted SFAS 130 on January 1, 1998. To date, the Company has not had any significant transactions that are required to be reported as other comprehensive income other than its net (loss) income.


    The FASB recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management approach." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 on January 1, 1998. The Company has determined that it does not have any separately reportable business or geographic segments and it is impracticable for it to disclose separate revenues by service offerings.


Unaudited interim financial statements

    The interim financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited; however, in the opinion of management, the interim data includes all adjustments,

                             The Cobalt Group, Inc.

1. Nature of the Business and Summary of Significant Accounting Policies (Continued) consisting only of normal recurring adjustments necessary to present fairly the Company's financial position as of March 31, 1999 and the results of its operations and cash flows for the three months ended March 31, 1998 and 1999.

Reclassifications

    Certain items in the 1996 and 1997 financial statements have been reclassified to conform to the 1998 presentation.

2. Sale of HomeScout

    On March 4, 1998 the Company sold substantially all of the assets related to its HomeScout operations to Homeshark, Inc. for $1,982,000. Cash proceeds of $500,000 were received by the Company upon closing of the sale. The remaining sale price was received in cash during 1998. The Company recorded a gain of $1,626,000. Revenues for HomeScout were $22,000, $61,000 and $19,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

3. Acquisition of DealerNet Assets


    On December 1, 1997, the Company purchased assets comprised primarily of a customer list and the related customer service agreements (DealerNet) from The Reynolds and Reynolds Company ("Reynolds"). The purchase price was $800,000, of which $500,000 was paid in cash over the twelve months following acquisition and $300,000 was paid by issuance of Series B mandatorily redeemable convertible preferred stock in November 1998. The $800,000 value allocated to the customer list is being amortized over its expected life of 36 months.

                             The Cobalt Group, Inc.

4. Capital Assets


    A summary of capital assets follows:

                                                                                          December 31,
                                                                                      --------------------   March 31,
                                                                                        1997       1998        1999
                                                                                      ---------  ---------  -----------
                                                                                               (in thousands)
                                                                                                            (unaudited)
Computer equipment..................................................................  $     361  $   1,190   $   1,887
Furniture and other equipment.......................................................         59        378         403
Software............................................................................         37        161         925
Leasehold improvements..............................................................         --        134         173
                                                                                      ---------  ---------  -----------
                                                                                            457      1,863       3,388
Less: Accumulated depreciation and amortization.....................................       (106)      (410)       (582)
                                                                                      ---------  ---------  -----------
                                                                                      $     351  $   1,453   $   2,806
                                                                                      ---------  ---------  -----------
                                                                                      ---------  ---------  -----------

    Equipment held under capital leases is included in capital assets. The cost of the leased equipment is $101,000, $1,060,000 and $1,770,000 (unaudited) at December 31, 1997 and 1998 and March 31, 1999, respectively. The accumulated amortization for these items is $36,000 $173,000 and $279,000 (unaudited) at December 31, 1997 and 1998 and March 31, 1999, respectively.

5. Accrued Liabilities

    A summary of accrued liabilities follows:

                                                                                           December 31,
                                                                                       --------------------   March 31,
                                                                                         1997       1998        1999
                                                                                       ---------  ---------  -----------
                                                                                                (in thousands)
                                                                                                             (unaudited)
Accrued payroll and related benefits.................................................  $     113  $     324   $     442
Accrued professional fees............................................................         --        166         170
Accrued advertising costs............................................................         --         --         420
Other................................................................................         45        286         284
                                                                                       ---------  ---------  -----------
                                                                                       $     158  $     776   $   1,316
                                                                                       ---------  ---------  -----------
                                                                                       ---------  ---------  -----------

6. Capital Leases

    The Company leases various equipment under master lease agreements with one of its shareholders. The leases expire at various dates between October 1999 and December 2001.

                             The Cobalt Group, Inc.

6. Capital Leases (Continued)
    Future minimum lease payments at December 31, 1998 for these capital leases are as follows:

Years ending December 31,                                                                          (in thousands)
-------------------------------------------------------------------------------------------------
  1999...........................................................................................     $     402
  2000...........................................................................................           387
  2001...........................................................................................           259
                                                                                                         ------
Total minimum lease payments.....................................................................         1,048
Less: Portion representing interest..............................................................          (163)
                                                                                                         ------
Present value of capital lease obligations.......................................................           885
Less: Current portion............................................................................          (328)
                                                                                                         ------
Capital lease obligations, non-current portion...................................................     $     557
                                                                                                         ------
                                                                                                         ------

    Future minimum lease payments at March 31, 1999 (unaudited) for these capital leases are as follows:

Twelve months ending March 31,                                                                     (in thousands)
-------------------------------------------------------------------------------------------------
  2000...........................................................................................     $     726
  2001...........................................................................................           698
  2002...........................................................................................           429
                                                                                                         ------
Total minimum lease payments.....................................................................         1,853
                                                                                                         ------
Less: Portion representing interest..............................................................          (322)
                                                                                                         ------
Present value of capital lease obligations.......................................................         1,531
Less: Current portion............................................................................          (560)
                                                                                                         ------
Capital lease obligations, non-current portion...................................................     $     971
                                                                                                         ------
                                                                                                         ------

7. Note Payable to Bank

    Note payable to bank at December 31, 1997 represents the balance due on a line of credit, which bears interest at prime plus 2% (10.5% at December 31, 1997), payable monthly. The line of credit expired November 15, 1998 and was not renewed.

8. Income Taxes

    From inception through February 28, 1997 the Company was organized as a S corporation for income tax reporting purposes and, as such, the tax effects were passed directly to the shareholders. Effective February 28, 1997, the Company became a C corporation. A current provision for income taxes has not been recorded for the year ended December 31, 1998 or for the period from March 1, 1997 to December 31, 1997, due to taxable losses incurred during the periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to expiration of net operating loss carry-forwards.

                             The Cobalt Group, Inc.

8. Income Taxes (Continued)
    Temporary differences that give rise to the Company's deferred tax assets and liabilities comprise the following:

                                                                                                       December 31,
                                                                                                   --------------------
                                                                                                     1997       1998
                                                                                                   ---------  ---------
                                                                                                      (in thousands)
Net operating loss carry-forwards................................................................  $     724  $   1,672
Depreciation and amortization....................................................................         (5)        77
Compensation expense related to stock options....................................................        158        336
Allowance for doubtful accounts..................................................................         14         29
Accrued liabilities..............................................................................         11         37
Valuation allowance..............................................................................       (902)    (2,151)
                                                                                                   ---------  ---------
                                                                                                   $      --  $      --
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

    For the periods in which the Company was a C corporation, a reconciliation of taxes on income at the federal statutory rate to actual tax expense is as follows:

                                                                                                 Years ended December
                                                                                                         31,
                                                                                                 --------------------
                                                                                                   1997       1998
                                                                                                 ---------  ---------
                                                                                                    (in thousands)
Tax at statutory rate..........................................................................  $    (906) $  (1,736)
Nondeductible items............................................................................          6        564
Loss attributed to S corporation...............................................................         66         --
Change in valuation allowance..................................................................        902      1,249
Other..........................................................................................        (68)       (77)
                                                                                                 ---------  ---------
                                                                                                 $      --  $      --
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    At December 31, 1998, the Company had net operating loss carry-forwards of approximately $4.9 million, which will expire beginning in the year 2012, if not previously utilized. Should certain changes in the Company's ownership occur, there could be a limitation on the utilization of its net operating losses. The Company has determined that such a change occurred in October 1998 and the utilization of loss carryforwards generated through that period will be limited.

9. Mandatorily Redeemable Convertible Preferred Stock

    The Company's Series A and Series B mandatorily redeemable convertible preferred stock each include a provision whereby, at any time after September 30, 2003, a shareholder majority has the right to require the Company to repurchase the shares at the stated redemption price plus any declared and unpaid dividends. The redemption price is $0.55 per share and $4.20 per share plus unpaid dividends for the Series A preferred stock and the Series B preferred stock, respectively. The redemption value of the mandatorily redeemable convertible preferred stock is being accreted over the period from issuance to the earliest redemption date using the effective interest method.

    The Series A and Series B preferred shares have preferential liquidation and conversion rights, as well as voting and registration rights. The Series A preferred shareholders are entitled to one of the six authorized

                             The Cobalt Group, Inc.

9. Mandatorily Redeemable Convertible Preferred Stock (Continued) representatives on the Company's Board of Directors and the Series B preferred shareholders are entitled to two of the six. The purchase agreements also contain restrictive covenants, among which are limitations as to dividends, asset sales, indebtedness, capital asset acquisitions and lease agreements. The Series A and Series B mandatorily redeemable preferred stock are both convertible, on a one-for-one basis, into common stock at any time at the option of the holders. These shares automatically convert upon an initial public offering, and the entitlement to Board representatives and restrictive covenant provisions terminate.

    The Series B preferred shareholders are entitled to receive cumulative dividends in the amount of $0.336 per share per annum. No dividends were declared by the Company during the year ended December 31, 1998. Accumulated unpaid dividends of $549,000 and $1,133,000 (unaudited) at December 31, 1998 and March 31, 1999, respectively, do not bear interest. These unpaid dividends have been recorded as an increase to Series B mandatorily redeemable convertible preferred stock. The Series A preferred shares do not carry a stated dividend.

10. Shareholders' Deficit

Stock repurchase


    On October 7, 1998, the Company used a portion of the proceeds from the issuance of the Series B preferred stock to repurchase and retire 2,173,206 shares of common stock and 2,404,652 shares of Series A preferred stock at $4.20 per share. The number of shares redeemed was sufficient to provide the Series B investor with a 62% ownership position, or a fully diluted basis, as of the investment date. The repurchase price of both the Series A preferred stock and common stock was in excess of the $3.99 and $3.78, respectively, per share fair values of the stock at the date of repurchase. In accordance with EITF Topic D-53, the Company recognized expense of $505,000, which represents the excess of the repurchase price over the fair value of the repurchased preferred shares. In accordance with FASB Technical Bulletin 85-6, the Company recognized expense of $879,000, which represents the excess of the repurchase price over the fair value of all common shares repurchased, with the exception of 76,382 repurchased shares which resulted from employee stock option exercises immediately preceding the repurchase. For these shares, $274,000 in expense was recognized for the excess of the repurchase price over the employees' cost basis in the shares. This amount is included in stock based compensation in the Statement of Operations.


Other common stock transactions

    On February 28, 1997, two of the Company's officers, who are also shareholders, entered into an agreement to settle the Company's liability for deferred compensation. The terms of the agreement required a cash payment of half the amount due and the remainder was forgiven by the officers. Such amount is included in shareholders' equity as a contribution of services.

    As of February 28, 1997, certain of the Company's shareholders had purchased shares of common stock at prices in excess of the share price paid by the Series A Preferred shareholders. To retain their basis in parity with the Series A Preferred share price, these shareholders received a total of 119,867 additional shares of common stock, which the Company accounted for as a stock dividend of $43,000 to non-employee shareholders and as compensation expense of $17,000 to employee shareholders.

    On February 28, 1997, the company repurchased 613,015 shares of common stock from a former officer and a former employee at $0.30 per share.

                             The Cobalt Group, Inc.

10. Shareholders' Deficit (Continued)
    On August 20, 1996, the Company issued 120,000 shares of common stock each to two shareholders that are also officers of the Company. Two non-recourse notes were accepted in exchange, each in the amount of $72,000 with interest at the rate of 8% per annum, due on August 20, 2006. The notes are collateralized by stock pledge agreements for 129,915 shares each, which include the 120,000 shares and 9,915 additional shares issued to each shareholder on February 28, 1997. The notes are included in shareholders' deficit on the balance sheet.

Stock warrants

    During October 1996, the Company issued warrants to purchase 24,000 shares of common stock with an exercise price of $0.30 per share. These warrants were issued to a third party in consideration for professional services performed. The warrants became vested ratably over 24 months and expire in October 2003. These warrants were recorded at their Black Scholes fair value of $12,000, which was recognized as general and administrative expense. The fair value was calculated using the following assumptions: fair value of common stock of $0.75 per share, expected life of 5 years, risk free interest rate of 6.27%, volatility of 90% and dividend yield of 0%.

    During February 1997, the Company issued warrants to purchase 37,500 shares of common stock with an exercise price of $0.55 per share. These warrants were issued to a third party in consideration for professional services performed. These warrants were fully vested upon issuance and expire in February 2004. These warrants were recorded at their Black Scholes fair value of $14,000, which was recognized as general and administrative expense. The fair value was calculated using the following assumptions: fair value of common stock of $0.50 per share, expected life of 5 years, risk free interest rate of 6.20%, volatility of 90% and dividend yield of 0%.

Stock option plan

    The Company has a stock option plan (the Plan) for employees, directors, consultants or independent contractors under which is reserved 2,750,000 shares of common stock. In April 1999, the number of shares reserved under the plan was increased to 3,641,000. Pursuant to the Plan, the Board of Directors has granted nonqualified stock options and incentive stock options. The vesting period, exercise price and expiration period of options are established at the discretion of the Board of Directors. While some options were vested when granted, options generally vest over a four-year period and expire ten years from the date of grant.


    In 1996 and 1997, compensation expense of $24,000 and $28,000 was recognized under the Plan for 18,000 and 38,500 options, respectively, granted to third parties. The fair value of each option grant was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions: exercise prices of $0.60 to $1.25 per share in 1996 and $0.30 to $1.25 per share in 1997; fair value of common stock of $0.60 to $1.25 per share in 1996 and $0.44 to $1.53 per share in 1997; expected lives of 5 years in both years; weighted average risk free interest rate of 6.32% in 1996 and 6.15% in 1997, volatility of 90% in both years and dividend yield of 0% in both years. There was no compensation expense relating to options granted to third parties in 1998.


    In 1997 and 1998, compensation expense of $406,000 and $532,000, respectively, was recognized under the Plan for 1,351,170 and 655,100 options that were granted to employees with exercise prices below the fair value of the underlying stock. The compensation expense represents the differential between the exercise price and the fair value. During 1997 and 1998, exercise prices ranged from $0.10 to $0.75 and $0.75 to $1.85 per

                             The Cobalt Group, Inc.

10. Shareholders' Deficit (Continued)
share, respectively, and the fair value of the underlying stock ranged from $0.32 to $2.12 and $2.22 to $4.48, respectively. There was no compensation expense relating to option grants with exercise prices below fair value in 1996.

    In the three months ended March 31, 1998 and 1999, compensation expense of $41,000 and $335,000 (unaudited), respectively, was recognized under the Plan for 95,900 and 299,000 (unaudited) options that were granted to employees with exercise prices below the fair value of the underlying stock. During the three months ended March 31, 1998 and 1999 exercise prices were $0.75 and $1.85 (unaudited), respectively, and the fair value of the underlying stock was $3.54 (unaudited) for the three months ended March 31, 1998 and ranged from $6.02 to $6.43 (unaudited) for the three months ended March 31, 1999.

    On March 24, 1997, the Board of Directors approved an option repricing. All options issued and outstanding at that date with exercise prices in excess of $0.30 were repriced at $0.30.

    Had the Company determined compensation expense based on the fair value of the option at the grant date for its stock options issued to employees, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                                                                  Three months ended
                                                                   Years ended December 31,           March 31,
                                                                -------------------------------  --------------------
                                                                  1996       1997       1998       1998       1999
                                                                ---------  ---------  ---------  ---------  ---------
                                                                      (in thousands, except per share amounts)
                                                                                                     (unaudited)
Net (loss) income
  As reported.................................................  $    (828) $  (2,665) $  (5,105) $   1,162  $  (2,335)
  Pro forma...................................................  $    (855) $  (2,805) $  (5,649) $   1,036  $  (2,833)
Basic net (loss) income per share
  As reported.................................................  $   (0.24) $   (0.77) $   (4.74) $    0.34  $   (1.97)
  Pro forma...................................................  $   (0.24) $   (0.81) $   (4.93) $    0.30  $   (2.30)
Diluted net (loss) income per share
  As reported.................................................  $   (0.24) $   (0.77) $   (4.74) $    0.13  $   (1.97)
  Pro forma...................................................  $   (0.24) $   (0.81) $   (4.93) $    0.11  $   (2.30)

    The fair value of each option grant is estimated on the date of grant using the minimum value option-pricing model. The following weighted average assumptions were used for employee stock option grants in 1996, 1997 and 1998: risk free interest rate at grant date of 6.22%, 6.26% and 5.11%, respectively, no dividends or volatility and expected lives of five years in all three years. The following weighted average assumptions were used for employee stock option grants for the three months ended March 31, 1998 and March 31, 1999 (unaudited): risk free interest rate at grant date of 5.50% and 4.99%, respectively, no dividends or volatility and expected lives of five years in both periods.

    The March 24, 1997 option-repricing event is considered a modification of an existing option. For determination of the pro forma amounts, this modification is treated as if a new option had been issued and any additional incremental value recorded in the year of repricing is immediately recognized for vested options and amortized over the remaining vesting period for nonvested options.

    Pro forma net loss amounts reported above reflect only options granted in 1995 through March 31, 1999. The full impact of calculating compensation expense for stock options based on fair value at the grant date is not reflected in the pro forma net loss amounts because compensation expense is reflected over the options' vesting period of four years. In addition, because the determination of the fair value of all options granted

                             The Cobalt Group, Inc.

10. Shareholders' Deficit (Continued)
after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

    The following summarizes the activity under the Plan:

                                                                                                           Weighted-
                                                                                Number of     Weighted-     average
                                                                               shares under    average    fair value
                                                                                  option      exercise    of options
                                                                                agreements      price       granted
                                                                               ------------  -----------  -----------
Balance at January 1, 1996...................................................      102,000    $    0.20
Options granted..............................................................      504,384         0.39    $    0.14
Options exercised............................................................       (3,250)        0.10
Options canceled.............................................................     (193,250)        0.39
                                                                               ------------
Balance at December 31, 1996.................................................      409,884         0.34
Options granted..............................................................    1,351,170         0.20         0.56
Options exercised............................................................       (4,771)        0.28
Options canceled.............................................................     (108,529)        0.48
                                                                               ------------
Balance at December 31, 1997.................................................    1,647,754         0.20
Options granted..............................................................      655,100         0.80         3.02
Options exercised............................................................     (110,507)        0.27
Options canceled.............................................................     (148,407)        0.37
                                                                               ------------
Balance at December 31, 1998.................................................    2,043,940         0.39
Options granted (unaudited)..................................................      299,000         1.85         4.71
Options exercised (unaudited)................................................     (478,081)        0.14
Options canceled (unaudited).................................................      (36,940)        0.76
                                                                               ------------
Balance at March 31, 1999 (unaudited)........................................    1,827,919         0.69
                                                                               ------------
                                                                               ------------
Options exercisable at:
  December 31, 1996..........................................................      133,729    $    0.34
  December 31, 1997..........................................................    1,015,597    $    0.14
  December 31, 1998..........................................................    1,115,651    $    0.16

    At December 31, 1998, 564,060 shares remained reserved and available for grant under the Plan.

    The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:

                               Weighted-
                                average       Weighted-                Weighted-
                               remaining       average                  average
  Exercise       Number       contractual     exercise      Number     exercise
    price      outstanding       life           price     exercisable    price
-------------  -----------  ---------------  -----------  ----------  -----------
       $0.10      812,920            8.2      $    0.10      812,920   $    0.10
 $0.25-$0.30      522,920            8.0      $    0.30      275,970   $    0.30
       $0.60       10,000            7.7      $    0.60       10,000   $    0.60
       $0.75      670,100            9.4      $    0.75       16,761   $    0.75
       $1.85       28,000            9.8      $    1.85
               -----------                                ----------
                2,043,940                                  1,115,651
               -----------                                ----------

                             The Cobalt Group, Inc.

11. Retirement Savings Plan

    On August 1, 1997, the Company established a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to this plan by the Company are made at the discretion of the Board of Directors. The Company did not contribute to the plan in 1997 and 1998 or during the three months ended March 31, 1998 and 1999 (unaudited).

12. Operating Lease Commitments

    The Company leases office space in Seattle, Washington, under a lease that expires in October 2000. The lease includes one option to extend the lease term for five years. The Company also leases certain office equipment under various operating leases. Future minimum lease payments for the leases are as follows:

Years ending December 31,                                                                            (in thousands)
---------------------------------------------------------------------------------------------------
       1999........................................................................................     $     442
       2000........................................................................................           342
       2001........................................................................................             7
       2002........................................................................................             4
       2003........................................................................................             1
                                                                                                            -----
                                                                                                        $     796
                                                                                                            -----
                                                                                                            -----

    Operating lease expense was $31,000 $140,000 and $349,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $55,000 and $112,000 (unaudited) for the three months ended March 31, 1998 and 1999, respectively. In 1997, the building in which the Company leases its office space was purchased by one of its shareholders.

13. Supplemental Disclosures of Cash Flow Information

    Cash paid for interest during 1996, 1997 and 1998 was $2,000, $17,000 and $90,000, respectively. Cash paid for interest during the three months ended March 31, 1998 and 1999 was $7,000 and $49,000 (unaudited), respectively.

    In 1997 and 1998 the Company purchased capital assets under capital leases of $21,000 and $959,000, respectively. The Company did not purchase capital assets under capital leases during 1996. During the three months ended March 31, 1999, the Company purchased capital and other assets under the capital leases and a software financing contract of $1,437,000 (unaudited). The Company did not purchase capital assets under capital leases during the three months ended March 31, 1998.

14. Subsequent Events

Advertising commitment

    In February 1999, the Company entered into an agreement to purchase online advertising, which the Company intends to resell to clients. Under this agreement, the Company is contractually obligated to make aggregate payments of $697,000 through December 31, 1999.

                             The Cobalt Group, Inc.

14. Subsequent Events (Continued)
Financing commitment and line of credit

    In April 1999, the Company received a commitment from one of its current investors to provide any financing necessary for the Company to meet its current operating and growth objectives through December 31, 1999 if alternative sources of financing are not obtained.

    In May 1999, the Company secured a $5.0 million line of credit from an institutional lender. This line of credit bears interest at prime plus 2% and is due on the earlier of completion of this offering or December 31, 1999. The line of credit is secured by the Company's assets.

Acquisition

    On April 30, 1999, the Company acquired all of the equity interests in PartsVoice, LLC (PartsVoice), whose principal business is vehicle parts data acquisition and management services. Immediately prior to the closing, PartsVoice distributed to its owners certain assets and liabilities. At closing, the Company paid aggregate purchase consideration for the PartsVoice equity of
(i) $3.0 million in cash; (ii) promissory notes in the principal amount of (a) $8.0 million due on the earlier of completion of an initial public offering or July 30, 1999 and (b) $15.0 million due on the earlier of the completion of an initial public offering or January 25, 2000; (iii) 500,000 shares of Series C convertible preferred stock at $8.00 per share; and (iv) warrants to purchase 160,000 shares of the Company's common stock at $6.00 per share. The fair value of the warrants is $381,000 using the Black Scholes option-pricing model with the following assumptions: fair value of common stock of $7.20 per share, expected life of six months, risk free interest rate of 4.66%, volatility of 90% and dividend yield of 0%. The Company's obligations under the promissory notes are secured by a pledge of the PartsVoice equity interests and an agreement with respect to the management of the PartsVoice equity interests, pending payment in full of the promissory notes.

    The Company will account for the PartsVoice acquisition using the purchase method of accounting. The aggregate purchase price will be allocated to the net assets acquired, based upon their respective fair market values. The excess of the purchase price, including estimated acquisition costs, over the fair market value of the assets acquired will be allocated to intangible assets.

    The following summarizes the unaudited pro forma results of operations, on a combined basis, as if the Company's acquisition of PartsVoice occurred as of the beginning of each of the periods presented, after including the impact of certain adjustments such as amortization of cost in excess of net assets acquired:

                                                                                                     Three months
                                                                                        Year ended       Ended
                                                                                       December 31,    March 31,
                                                                                           1998          1999
                                                                                       ------------  -------------
                                                                                          (in thousands, except
                                                                                           per share amounts)
Net revenues.........................................................................   $   15,773     $   5,009
Net loss.............................................................................       (7,592)       (2,947)
Basic and diluted net loss per share.................................................   $    (5.67)    $   (2.42)

    The unaudited pro forma results are not necessarily indicative of the results of operations that would have been reported had the acquisition occurred prior to the beginning of the periods presented. In addition, they are not intended to be indicative of future results.

                             The Cobalt Group, Inc.

14. Subsequent Events (Continued)
Initial public offering

    On April 30, 1999, the Company's Board of Directors authorized the Company to initiate a potential initial public offering of its common stock.


Stock Option Grants



    During the three months ended June 30, 1999, additional stock option grants were awarded which resulted in additional deferred compensation costs of $4.4 million (unaudited), which will be amortized over the vesting period, generally four years.



Direct Stock Sale and Related Transactions



    Pursuant to a Share Purchase Agreement dated July 7, 1999 between the Company and GE Financial Assurance Holdings, Inc., the Company has agreed to directly sell and GE Financial Assurance Holdings, Inc. has agreed to purchase $5.0 million in aggregate purchase price of shares of common stock at the public offering price. The direct sale will take place concurrently with the closing of the public offering. The obligation of GE Financial Assurance Holdings, Inc. to make this purchase is not binding at a per share price above $16.00.



    The Company has also entered into an agreement in principle dated July 7, 1999 with GE Capital Management Corporation that calls for both parties to use their best efforts to complete a definitive agreement relating to the marketing of GE Capital Management Corporation's automobile extended warranty services. The agreement in principal extends for a period of 30 days, during which the parties will work to complete the definitive agreement. As a part of the definitive agreement, the Company intends to issue GE Capital Management Corporation warrants to purchase 100,000 shares of the Company's common stock. The warrants will be exercisable for 30 days after the effective date of the initial public offering at an exercise price equal to the public offering price. The Company will account for these warrants in accordance with EITF 96-18.

                       Report of Independent Accountants

To the Board of Directors and Shareholders of

The Cobalt Group, Inc.

    In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in owners' equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of PartsVoice (the Company), consisting of the operations of PartsVoice, a general partnership, and Compu-Time, Inc., at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Seattle, Washington
May 12, 1999

                                   PartsVoice

                            Combined Balance Sheets

                                 (in thousands)

                                                                                        December 31,       March 31,
                                                                                    --------------------  -----------
                                                                                      1997       1998        1999
                                                                                    ---------  ---------  -----------
                                                                                                          (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.......................................................  $     216  $     497   $     461
  Accounts receivable, net of allowance for doubtful accounts of $46, $41 and $41
   (unaudited), respectively......................................................        833      1,032       1,081
  Other current assets............................................................         26          3           8
                                                                                    ---------  ---------  -----------
                                                                                        1,075      1,532       1,550
Marketable securities.............................................................        144        405         398
Capital assets, net...............................................................        164        123         106
Other noncurrent assets...........................................................        136        200         213
                                                                                    ---------  ---------  -----------
    Total assets..................................................................  $   1,519  $   2,260   $   2,267
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------
LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities........................................  $      81  $     203   $     211
  Distribution payable to owners..................................................        865      1,087         825
                                                                                    ---------  ---------  -----------
                                                                                          946      1,290       1,036
                                                                                    ---------  ---------  -----------
Noncurrent portion of notes payable...............................................         12          8          87
                                                                                    ---------  ---------  -----------
Commitments and contingencies (Note 7)

Owners' equity:
  Common stock and partners' capital..............................................        702      1,070       1,259
  Accumulated other comprehensive loss............................................       (141)      (108)       (115)
                                                                                    ---------  ---------  -----------
                                                                                          561        962       1,144
                                                                                    ---------  ---------  -----------
    Total liabilities and owners' equity..........................................  $   1,519  $   2,260   $   2,267
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

     The accompanying notes are an integral part of the combined financial statements.

                                   PartsVoice

                       Combined Statements of Operations

                                 (in thousands)

                                                                                                     Three months ended
                                                                       Year ended December 31,           March 31,
                                                                   -------------------------------  --------------------
                                                                     1996       1997       1998       1998       1999
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                                        (unaudited)
Net revenues.....................................................  $   6,679  $   7,715  $   9,528  $   2,144  $   2,556
Cost of revenues.................................................      1,714      1,965      2,144        479        583
                                                                   ---------  ---------  ---------  ---------  ---------
    Gross profit.................................................      4,965      5,750      7,384      1,665      1,973
Sales and marketing expense......................................      1,339      1,419      1,662        431        520
General and administrative expenses..............................      1,012      1,054      1,180        304        296
                                                                   ---------  ---------  ---------  ---------  ---------
    Income from operations.......................................      2,614      3,277      4,542        930      1,157
Other (expense) income...........................................         (1)        28         65          6          4
                                                                   ---------  ---------  ---------  ---------  ---------
    Net income...................................................  $   2,613  $   3,305  $   4,607  $     936  $   1,161
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

     The accompanying notes are an integral part of the combined financial statements.

                                   PartsVoice

                Combined Statements of Changes in Owners' Equity

                                 (in thousands)

                                                                                            Accumulated
                                                                        Common Stock and       Other         Total
                                                                           Partners'       Comprehensive    Owners'
                                                                            Capital            Loss         Equity
                                                                        ----------------  ---------------  ---------
Balance, December 31, 1995............................................     $      288        $     (39)    $     249
Net income............................................................          2,613               --         2,613
Distributions.........................................................         (2,438)              --        (2,438)
                                                                              -------            -----     ---------
Balances, December 31, 1996...........................................            463              (39)          424
Net income............................................................          3,305               --         3,305
Distributions.........................................................         (3,066)              --        (3,066)
Unrealized loss on securities.........................................             --             (102)         (102)
                                                                              -------            -----     ---------
Balances, December 31, 1997...........................................            702             (141)          561
Net income............................................................          4,607               --         4,607
Distributions.........................................................         (4,239)              --        (4,239)
Unrealized gain on securities.........................................             --               33            33
                                                                              -------            -----     ---------
Balances, December 31, 1998...........................................          1,070             (108)          962
Net income (unaudited)................................................          1,161               --         1,161
Distributions (unaudited).............................................           (972)              --          (972)
Unrealized loss on securities (unaudited).............................             --               (7)           (7)
                                                                              -------            -----     ---------
Balances, March 31, 1999 (unaudited)..................................     $    1,259        $    (115)    $   1,144
                                                                              -------            -----     ---------
                                                                              -------            -----     ---------

     The accompanying notes are an integral part of the combined financial statements.

                                   PartsVoice

                  Combined Statements of Comprehensive Income

                                 (in thousands)

                                                                                          Three months ended
                                                            Year ended December 31,           March 31,
                                                        -------------------------------  --------------------
                                                          1996       1997       1998       1998       1999
                                                        ---------  ---------  ---------  ---------  ---------
                                                                                             (unaudited)
Net income............................................  $   2,613  $   3,305  $   4,607  $     936  $   1,161
Unrealized (loss) gain on securities..................         --       (102)        33         --         (7)
                                                        ---------  ---------  ---------  ---------  ---------
Comprehensive income..................................  $   2,613  $   3,203  $   4,640  $     936  $   1,154
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

     The accompanying notes are an integral part of the combined financial statements.

                                   PartsVoice

                       Combined Statements of Cash Flows

                                 (in thousands)

                                                                                                    Three months
                                                                   Year ended December 31,        ended March 31,
                                                               -------------------------------  --------------------
                                                                 1996       1997       1998       1998       1999
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (unaudited)
Cash flows from operating activities:
  Net income.................................................  $   2,613  $   3,305  $   4,607  $     936  $   1,161
  Depreciation...............................................         50         50         80         13         20
  Gain on sale of equipment..................................                                                     (7)
  Net changes in:
    Accounts receivable......................................       (228)      (105)      (199)        78        (49)
    Other current assets.....................................        (13)        19         23        (10)        (5)
    Other noncurrent assets..................................        (17)       (52)       (64)       (16)       (13)
    Accounts payable and accrued liabilities.................         52        (36)       122         (1)         8
                                                               ---------  ---------  ---------  ---------  ---------
    Net cash provided by operating activities................      2,457      3,181      4,569      1,000      1,115
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows used by investing activities:
  Purchases of equipment and furniture.......................        (58)      (108)       (39)       (10)        (3)
  (Purchase) sale of marketable securities...................        (22)      (146)      (228)        (7)         7
                                                               ---------  ---------  ---------  ---------  ---------
    Net cash used by investing activities....................        (80)      (254)      (267)       (17)         4
                                                               ---------  ---------  ---------  ---------  ---------
Cash flows used by financing activities:
  Net change in notes payable................................        (61)        12         (4)        (1)        79
  Distributions to owners....................................     (2,456)    (2,947)    (4,017)      (546)    (1,234)
                                                               ---------  ---------  ---------  ---------  ---------
    Net cash used by financing activities....................     (2,517)    (2,935)    (4,021)      (547)    (1,155)
                                                               ---------  ---------  ---------  ---------  ---------
    Net (decrease) increase in cash..........................       (140)        (8)       281        436        (36)
    Cash and cash equivalents at beginning of period.........        364        224        216        216        497
                                                               ---------  ---------  ---------  ---------  ---------
    Cash and cash equivalents at end of period...............  $     224  $     216  $     497  $     652        461
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

     The accompanying notes are an integral part of the combined financial statements.

                                   PartsVoice

                     Notes to Combined Financial Statements

1. Nature of the Business and Summary of Significant Accounting Policies:

Nature of the Business and Basis of Presentation

    The combined business of PartsVoice, a general partnership, and Compu-Time, Inc. (CTI) (the Company) provides parts data acquisition and management services to auto manufacturers and dealers. The Partnership was founded in 1988. CTI was founded in 1978.

    The accompanying combined financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the combined financial position and results of operations for the interim periods. Certain information and footnote disclosures normally involved in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

Principles of Combination

    The accompanying combined financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

    Marketable securities consist of certificates of deposit and equity securities. All marketable securities are classified as available-for-sale as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Investments in Certain Debt and Equity Securities" and are recorded at fair market value determined by the most recently traded price of securities held at each balance sheet date. Unrealized gains or losses on available-for-sale securities are recorded as a component of accumulated other comprehensive income in owners' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the combined statement of operations.

Capital Assets

    Capital assets consist of computer equipment, furniture and other equipment, purchased software and leasehold improvements, all of which are stated at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over either their estimated service lives or the life of the related lease on a straight-line basis. The useful lives of the property, equipment and software range from three to five years.

    Maintenance and repairs, which neither materially add to the value of the property nor prolong its life, are charged to expense as incurred. Gains or losses on dispositions of capital assets are included in income.

                                   PartsVoice

1. Nature of the Business and Summary of Significant Accounting Policies:
(Continued)
Capital Structure

    Given the Company's historical capital structure, historical shares outstanding and earnings per share amounts for Compu-Time, Inc. are not presented as they are not considered meaningful.

Revenue Recognition

    The Company's revenues consist principally of subscription fees charged to auto manufacturers and dealers periodically throughout each year. Revenue is recognized ratably over the period during which services are rendered.

Concentration of Credit Risk

    Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash equivalents and certificates of deposit. The Company does not require collateral from its customers. One automobile manufacturer and its related entities accounted for 31%, 35% and 41% of the Company's revenues during the years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1997 and 1998, these entities comprised 58% and 70%, respectively of the accounts receivable balance. The Company has a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity.

Advertising Costs

    The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1996, 1997 and 1998 were $42,000, $68,000 and $123,000, respectively.

Income Taxes

    CTI was a C corporation under the Internal Revenue Code (IRC) until May 31, 1997, at which time it elected to be taxed as a S corporation under the IRC. Income taxes on earnings through May 31, 1997 were immaterial and have not been separately presented. Subsequent to May 31, 1997 for CTI, and for all periods presented with respect to the Partnership, the combined operations have not been subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying combined financial statements because the income or loss of CTI and the Partnership for those periods is included in the tax returns of the individual owners. The tax returns of CTI and the Partnership are subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liabilities of the owners could be adjusted accordingly.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   PartsVoice

1. Nature of the Business and Summary of Significant Accounting Policies:
(Continued)
Comprehensive Income

    In June 1997, FASB issued SFAS 130, "Reporting Comprehensive Income", which became effective in 1998. This statement establishes rules for the reporting of comprehensive income. Other comprehensive income or loss is shown in the combined statements of comprehensive income and is solely comprised of unrealized losses on available-for-sale securities.

2. Marketable Securities:

    Marketable securities consist of certificates of deposit maturing on March 17, 2003 and June 3, 2003 and available-for-sale equity securities.

    Marketable securities are summarized as follows:

                                                                                     December 31,
                                                                  --------------------------------------------------
                                                                            1997                      1998
                                                                  ------------------------  ------------------------
                                                                    Cost      Fair Value      Cost      Fair Value
                                                                  ---------  -------------  ---------  -------------
                                                                                    (in thousands)
Equity Securities...............................................  $     285    $     144    $     494    $     386
Certificates of Deposit.........................................         --           --           19           19
                                                                  ---------        -----    ---------        -----
  Total marketable securities...................................  $     285    $     144    $     513    $     405
                                                                  ---------        -----    ---------        -----
                                                                  ---------        -----    ---------        -----

3. Capital Assets:

    Capital assets were as follows at:

                                                                 December 31,
                                                             --------------------   March 31,
                                                               1997       1998        1999
                                                             ---------  ---------  -----------
                                                                      (in thousands)
                                                                                   (unaudited)
Furniture and fixtures.....................................  $      33  $      33  $       33
Equipment..................................................        285        318         318
Trucks and automobiles.....................................        118        118         118
Office equipment...........................................         12         18          21
                                                             ---------  ---------       -----
                                                                   448        487         490
Less accumulated depreciation and amortization.............       (284)      (364)       (384 )
                                                             ---------  ---------       -----
                                                             $     164  $     123  $      106
                                                             ---------  ---------       -----
                                                             ---------  ---------       -----

                                   PartsVoice

4. Note Payable:

    The note payable bears interest at a rate of 6.4%, requires payments of $4,000 per year and is due December 15, 2001. The note payable is secured by one vehicle owned by the Company. Payments are due as follows at December 31, 1998:

                                                                                  (in thousands)
1999...........................................................................      $       4
2000...........................................................................              4
2001...........................................................................              4
                                                                                           ---
                                                                                     $      12
                                                                                           ---
                                                                                           ---
Noncurrent portion.............................................................      $       8
                                                                                           ---
                                                                                           ---

5. Related Parties:

    The Company has a profit sharing arrangement with its owners. As of December 31, 1997 and 1998, the net payables to partners as a result of this arrangement were $865,000 and $1,087,000, respectively, and at March 31, 1999 the net payable was $825,000 (unaudited). Distributions to the partners in connection with the arrangement were $2,438,000, $3,066,000 and $4,239,000 in 1996, 1997 and 1998, respectively, and distributions were $546,000 and $972,000 (unaudited) for the three months ended March 31, 1998 and 1999, respectively.

6. Employee Benefit Plans:

    The Company maintains retirement savings plans that qualify under Internal Revenue Code Section 401(k). The plans cover all qualified employees. Contributions to these plans may be made at the discretion of the Company. No contributions were made for the years ended December 31, 1996, 1997 and 1998.

    CTI also maintains an Aged Weighted Profit Sharing Plan for which all qualified CTI employees are eligible. Contributions to the Profit Sharing Plan are made at the discretion of the Company. Contributions related to this plan were $37,000 and $85,000 for the years ended December 31, 1997 and 1998. No contributions were made for the year ended December 31, 1996.

7. Operating Lease Commitments:

    The Company leases office space in Portland, Oregon under a lease that expires in November 1999. The Company also leases certain office equipment and vehicles under various operating leases. Future minimum lease payments for the leases are as follows:

Years ending
December 31,                                                                     (in thousands)
-------------------------------------------------------------------------------
1999...........................................................................     $     137
2000...........................................................................            17
2001...........................................................................             9
                                                                                        -----
                                                                                    $     163
                                                                                        -----
                                                                                        -----

                                   PartsVoice

7. Operating Lease Commitments: (Continued)
    Operating lease expense was $156,000, $158,000 and $168,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

8. Subsequent Event:

    On April 30, 1999 all assets and liabilities of the Partnership and CTI were contributed to a new Oregon limited liability company, PartsVoice, LLC. On April 30, 1999, all of the equity interests of PartsVoice, LLC were purchased by The Cobalt Group, Inc. ("Cobalt"). Immediately prior to the purchase, there was a distribution of certain assets and all liabilities to the former owners. Cobalt paid an aggregate purchase consideration of: (i) $3.0 million in cash; (ii) promissory notes in the principal amount of (a) $8.0 million due on the earlier of completion of an initial public offering or July 30, 1999 and (b) $15.0 million due on the earlier of the completion of an initial public offering or January 25, 2000; (iii) 500,000 shares of Series C convertible preferred stock at $8.00 per share; and (iv) warrants to purchase 160,000 shares of the Company's common stock at $6.00 per share. The promissory notes bear interest at the rate of 8.75% per annum and are secured by a pledge of the PartsVoice, LLC equity interests.

[INSIDE BACK COVER]

DESCRIPTION OF ARTWORK:

[Background is a watermark image of an automobile. Foreground contains four screen shots of Web sites created by Cobalt and the heading "Cobalt." Under the heading the text reads: "driving success for our clients" followed by "Acura, Chrysler, Hyundai, Infiniti, Jaguar, Lexus, Mazda, Mercedes-Benz, Mitsubishi, Nissan, Saab, Subaru, Toyota, AutoNation, Inc., Hendrick Automotive Group, Planet Automotive, Sonic Automotive, United Auto . . . and thousands of individual auto dealers." Varnish lines connect the screen shots to the corresponding names of listed clients.]

[OUTSIDE BACK COVER]

DESCRIPTION OF ARTWORK:

[Cobalt logo being held aloft by four people. At the bottom of the page the text reads: "group."]

                          The Cobalt Group, Inc. Logo

    Until             , 1999 (25 days after the date of this prospectus), all
dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the SEC registration, NASD and Nasdaq filing fees.

SEC Registration fee......................................................  $  23,978
NASD filing fee...........................................................      9,125
Nasdaq National Market listing fee........................................     95,000
Blue Sky fees and expenses................................................      5,000
Accounting fees and expenses..............................................    200,000
Legal fees and expenses...................................................    300,000
Transfer agent and registrar fees.........................................     10,000
Printing and engraving expenses...........................................    100,000
Miscellaneous expenses....................................................      6,897
                                                                            ---------
Total.....................................................................  $ 750,000
                                                                            ---------
                                                                            ---------

ITEM 14. Indemnification of Directors and Officers

    Cobalt's articles of incorporation limit the liability of directors to the maximum extent permitted by Washington law. Washington law provides that the articles of incorporation may contain provisions that eliminate or limit the personal liability of a directors to the corporation or its shareholders provided that such provisions do not eliminate or limit the liability of a director for (1) acts or omissions involving intentional misconduct or a knowing violation of law, (2) unlawful payments of distributions, or (3) any transaction from which the director will personally receive an improper benefit in money, property, or services.

    Cobalt's bylaws provide that Cobalt shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. Cobalt's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    Cobalt will maintain officers' and directors' liability insurance which will insure against liabilities that officers and directors of Cobalt may incur in such capacities. Cobalt also intends to enter into indemnification agreements with its directors and officers.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of Cobalt and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. Recent Sales of Unregistered Securities

    (a) Since January 1, 1996, Cobalt has made the following sales of securities that were not registered under the Securities Act:

        1. From February through August 1996, Cobalt issued 507,197 shares of common stock to six individual third party investors at purchase prices ranging from $0.44 to $0.60 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        2. In August 1996, Cobalt issued 120,000 shares of common stock to each of Mr. Barker and Mr. Holt at a purchase price of $0.60 per share. In satisfaction of the purchase price, Messrs. Barker and Holt each executed promissory notes to Cobalt due in August 2006 in the principal amount of $72,000. The promissory notes bear interest at a rate of 8% per annum. Each promissory note is secured by a pledge of the common stock issued in the purchase transaction. The shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        3. From September through December 1996, Cobalt issued 120,000 shares of common stock to two individual third party investors and to Ms. Davidson, at prices ranging from $0.75 to $1.25 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        4. On October 23, 1996, Cobalt issued to The Madrona Investment Group, LLC a warrant to purchase 24,000 shares of common stock at an exercise price of $1.25 per share. The Madrona warrant was later repriced at $0.30 per share. The Madrona warrant expires on October 31, 2003. The warrant was issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        5. In January and February 1997, Cobalt sold 6,750 shares of common stock to two employees at $1.25 per share. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        6. On February 27, 1997, Cobalt issued to GH Investments a warrant to purchase 37,500 shares of common stock at an exercise price of $0.55 per share. The GH Investments warrant expires on February 28, 2004. The warrant was issued in reliance on the exemption from registration provided by
    Section 4(2) of the Securities Act.

        7. During the period from May 27, 1996 through May 27, 1999, Cobalt granted options to purchase an aggregate of 4,057,612 shares of common stock pursuant to its stock option plan. 897,495 shares of common stock have been issued on exercise of such options in reliance on Rule 701 under the Securities Act.

        8. On February 28, 1997, Cobalt issued and sold 4,510,934 shares of Series A Preferred Stock to investment funds affiliated with First Analysis Corporation for an aggregate consideration of $2.5 million in cash. The sale of the Series A Preferred Stock was made in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. Following this sale of Series A Preferred Stock, Cobalt also issued 119,867 shares of common stock to nine existing shareholders who had purchased common stock at a per share price greater than that paid by First Analysis Corporation. These dilution protection shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

        9. On October 7, 1998 and November 6, 1998, Cobalt issued and sold 7,047,620 shares of Series B and Series B-1 Preferred Stock to Warburg, Pincus Equity Partners, L.P. and The Reynolds and Reynolds Company for an aggregate consideration of $29.3 million in cash and as partial consideration for an asset purchase. Sales of the Series B and Series B-1 Preferred Stock were made in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.


        10. On April 30, 1999, Cobalt issued and sold 12,500 shares of Series C Preferred Stock to Howard Tullman, a Director of Cobalt. Also on April 30, 1999, Cobalt issued and sold 500,000 shares of Series C Preferred Stock to two entities that previously held equity in PartsVoice, LLC and warrants to purchase 160,000 shares of common stock at an exercise price of $6.00 per share to those same two entities and a third entity that previously held equity in PartsVoice LLC for an aggregate consideration of $4.1 million. Sales of the Series C Preferred Stock and the warrants were made in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

    (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16. Exhibits and Financial Statement Schedules

    (a) Exhibits


Number                                                   Description
---------  --------------------------------------------------------------------------------------------------------
 1.1*      Form of Underwriting Agreement.
 3.1*      Amended and Restated Articles of Incorporation of The Cobalt Group, Inc.
 3.2*      Bylaws of The Cobalt Group, Inc.
 5.1*      Opinion of Stoel Rives LLP
10.1*      The Cobalt Group, Inc. 1995 Stock Option Plan, as amended.
10.2*      Promissory Note, dated August 20, 1996, between The Cobalt Group, Inc. and John W.P. Holt (and schedule of similar Note between The Cobalt Group, Inc. and Geoffrey T. Barker).
10.3*      Lease Agreement, dated September 14, 1996, between The Cobalt Group, Inc. and David and Nancy Jo
           Edelstein.
10.3.1*    Amendment No. 1 to Lease Agreement, dated April 21, 1998, between First and Lenora, LLC and The Cobalt
           Group, Inc.
10.3.2*    Amendment No. 2 to Lease Agreement, dated December 16, 1998, between First and Lenora, LLC and The
           Cobalt Group, Inc.
10.4*      Purchase Warrant, dated October 23, 1996, from The Cobalt Group, Inc. to Madrona Investment Group, LLC.
10.5*      Confidentiality and Noncompetition Agreement, dated February 28, 1997, between The Cobalt Group, Inc.
           and John W.P. Holt (and schedule of similar Agreement with Geoffrey T. Barker).
10.6*      Purchase Warrant, dated February 27, 1997 from The Cobalt Group, Inc. to GH Investments.
10.7*      Registration Agreement, dated February 28, 1997, between The Cobalt Group, Inc., The Productivity Fund
           III, L.P., Environmental Private Equity Fund II, L.P. and Mark T. Koulogeorge.
10.7.1*    First Amendment to Registration Agreement, dated October 7, 1998, between The Cobalt Group, Inc., the
           Productivity Fund III, L.P., Environmental Private Equity Fund II, L.P. and Mark T. Koulogeorge.
10.7.2*    Second Amendment to Registration Agreement, dated July 7, 1998, between The Cobalt Group, Inc., the
           Productivity Fund III, L.P., Environmental Private Equity Fund II, L.P. and Mark T. Koulogeorge.
10.8*      Management Services Agreement, dated February 28, 1997, between The Cobalt Group, Inc. and First
           Analysis Securities Corporation.
10.8.1*    First Amendment to Management Services Agreement, dated October 7, 1998, between The Cobalt Group, Inc.
           and First Analysis Securities Corporation.
10.9*      Lease Agreement, dated October 20, 1997, between Compu-Time, Inc. and CTL Management, Inc.
10.10*     Acquisition and Investment Agreement, dated November 25, 1997, between The Cobalt Group, Inc. and The
           Reynolds and Reynolds Company.
10.11*     Asset Purchase Agreement, dated March 3, 1998, between The Cobalt Group, Inc. and Home Shark, Inc.
10.12*     Lease Agreement, dated December 1, 1997, between Parts Voice and CTL Management, Inc.
10.13*     Series B Stock Purchase Agreement, dated October 7, 1998, between The Cobalt Group, Inc. and E.M.
           Warburg, Pincus, L.P.

Number                                                   Description
---------  --------------------------------------------------------------------------------------------------------
10.14*     Information Rights Agreement, dated October 7, 1998, between The Cobalt Group, Inc. and the holders of
           Series A Preferred Stock.
10.15*     Purchase Agreement, dated April 19, 1999, between The Cobalt Group, Inc., Locators, Inc., Parts Finder
           Locating Systems, Inc., Compu-Time, Inc., Brian Allen and Shirley Atherton.
10.16*     Agreement for Management of Security, dated April 30, 1999, between The Cobalt Group, Inc., Compu-Time,
           Inc, Parts Finder Locating Systems, Inc. and Locators, Inc.
10.17*     Pledge and Security Agreement, dated April 30, 1999, between The Cobalt Group, Inc., Compu-Time, Inc.,
           Parts Finder Locating Systems, Inc. and Locators, Inc.
10.18*     Warrant Shares and Series C Preferred Shares Registration Agreement, dated April 30, 1999, between The
           Cobalt Group, Inc., Compu-Time, Inc., Parts Finder Locating Systems, Inc. and Locators, Inc.
10.19*     90-Day Promissory Note, dated April 30, 1999, between The Cobalt Group, Inc. and Compu-Time, Inc. (and schedule of similar Notes).
10.20*     270-Day Promissory Note, dated April 30, 1999, between The Cobalt Group, Inc. and Compu-Time, Inc. (and schedule of similar Notes).
10.21*     Purchase Warrant, dated April 30, 1999, from The Cobalt Group, Inc. to Parts Finder Locating Systems,
           Inc. (and schedule of similar Warrants).
10.22*     Loan and Security Agreement, dated May 27, 1999, between The Cobalt Group, Inc. and Greyrock Capital.
10.23*     The Cobalt Group, Inc. 1999 Employee Stock Purchase Plan.
10.24*     Share Purchase Agreement dated July 7, 1999 between The Cobalt Group, Inc. and GE Financial Assurance
           Holdings, Inc.
10.25*     Letter Agreement dated July 7, 1999 between The Cobalt Group, Inc. and GE Capital Management
           Corporation.
11.1*      Statement Regarding Computation of Per Share Earnings.
21.1*      Subsidiaries of the Registrant.
23.1*      Consent of Stoel Rives LLP (reference is made to Exhibit 5.1).
23.2       Consent of PricewaterhouseCoopers LLP, Independent Public Accountants.
23.3       Consent of PricewaterhouseCoopers LLP, Independent Public Accountants.
24.1*      Power of Attorney.
27.1*      Financial Data Schedule.


    (b) Financial Statement Schedules


16.1*      Report of Independent Accountants on Financial Statement Schedule.
16.2*      Schedule II: Valuation and Qualifying Accounts.


---------

*   Previously filed

ITEM 17. Undertakings

    (a) The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective,

        (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Seattle, State of Washington, on the 21st day of July 1999.


                                THE COBALT GROUP, INC.

                                By:  /s/ GEOFFREY T. BARKER
                                     -----------------------------------------
                                     Name: Geoffrey T. Barker
                                     Title: CO-CHIEF EXECUTIVE OFFICER AND
                                     DIRECTOR


             Name                         Title                    Date
------------------------------  --------------------------  -------------------
    /s/ GEOFFREY T. BARKER      Co-Chief Executive Officer
------------------------------    and Director (principal      July 21, 1999
      Geoffrey T. Barker          executive officer)

     /s/ JOHN W.P. HOLT *       Co-Chief Executive Officer
------------------------------    and Director (principal      July 21, 1999
        John W.P. Holt            executive officer)

    /s/ DAVID M. DOUGLASS*      Chief Financial Officer,
------------------------------    Vice President,              July 21, 1999
      David M. Douglass           Operations and Secretary

   /s/ HOWARD A. TULLMAN *
------------------------------  Chairman of the Board of       July 21, 1999
      Howard A. Tullman           Directors

  /s/ MARK T. KOULOGEORGE *
------------------------------  Director                       July 21, 1999
     Mark T. Koulogeorge

    /s/ JOSEPH P. LANDY *
------------------------------  Director                       July 21, 1999
       Joseph P. Landy

  /s/ ERNEST H. POMERANTZ *
------------------------------  Director                       July 21, 1999
     Ernest H. Pomerantz

    /s/ J. D. POWER, III *
------------------------------  Director                       July 21, 1999
       J. D. Power, III


* By   /s/ GEOFFREY T. BARKER
      -------------------------
         Geoffrey T. Barker
          Attorney-in-fact

               ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND
WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 21, 1999


                                     [LOGO]

                                4,500,000 SHARES

                                  COMMON STOCK

    The Cobalt Group, Inc. is offering 4,500,000 shares of its common stock. This is Cobalt's initial public offering. We have applied for the common stock to be quoted on the Nasdaq National Market under the symbol "CBLT." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.
                            ------------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                             ---------------------

                                                                                          Per Share       Total
                                                                                         -----------  -------------
Public Offering Price..................................................................   $           $
Underwriting Discounts.................................................................   $           $
Proceeds to Cobalt.....................................................................   $           $

    Concurrently with the sale of the shares of common stock in this offering, GE Financial Assurance Holdings, Inc. has agreed to purchase directly from Cobalt $5.0 million in aggregate purchase price of shares of common stock at the public offering price. The commitment of GE Financial Assurance Holdings, Inc. to make this purchase is not binding at a per share price above $16.00.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters the right to purchase up to an additional 675,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens International Limited expects to deliver the shares of common stock to
purchasers on             , 1999.
                            ------------------------

BANCBOSTON ROBERTSON STEPHENS INTERNATIONAL LIMITED
                BEAR, STEARNS INTERNATIONAL LIMITED
                                SG COWEN INTERNATIONAL L.P.

                  The date of this prospectus is             .